As confidentially submitted to the Securities and Exchange Commission on April 27, 2018

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Coastal Financial Corporation

(Exact name of registrant as specified in its charter)

Washington	6022	56-2392007
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5415 Evergreen Way

Everett, Washington 98203

(425) 257-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric M. Sprink

President and Chief Executive Officer

Coastal Financial Corporation

5415 Evergreen Way

Everett, Washington 98203

(425) 257-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank M. Conner III, Esq.
Aaron M. Kaslow, Esq.	Michael P. Reed, Esq.
Stephen F. Donahoe, Esq.	Christopher J. DeCresce, Esq.
Kilpatrick Townsend & Stockton LLP	Covington & Burling LLP
607 14th Street, NW, Suite 900	One CityCenter
Washington, DC 20005	850 Tenth Street, NW
Telephone: (202) 508-5800	Washington, DC 20001
Facsimile (202) 204-5600	Telephone: (202) 662-6000
Facsimile: (202) 662-6291

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, no par value

(1)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase from the Registrant.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Regulation 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED        , 2018

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is the initial public offering of shares of common stock of Coastal Financial Corporation, the bank holding company for Coastal Community Bank, a Washington state chartered bank. We are offering                shares of our common stock and the selling shareholders identified in this prospectus are offering                shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

Prior to this offering, there has been no established public trading market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $    and $    per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CCB.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to                additional shares of our common stock at the initial public offering price, less the underwriting discounts, within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit or savings account of our bank subsidiary and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares of our common stock to purchasers on or about        , 2018, subject to customary closing conditions.

Joint Book-Running Managers

Keefe, Bruyette & Woods A Stifel Company	Hovde Group, LLC

The date of this prospectus is        , 2018

COASTAL
COMMUNITY BANK

5
Skagit
Island
Snohomish
Everett
Kitsap
Bellevue
Seattle
King
90
Tacoma
Pierce
Thurston
5

Dedicated to community banking

2017 & 2016 Recipient of the prestigious "5-Star Rating" from BauerFinancial, Inc.

Everett Herald – 2014, 2015, 2016 and **2017** Readers Choice – "Best Bank" *Plus*... "2016 Best Financial Provider, Best Mortgage Lender and Best Place to Work"

Stanwood & Camano News
"Best Bank" (5 years in a row)
2013 * 2014 * 2015 * 2016 * **2017**

"**2017** & 2016 SBA Community Lender of the Year Award"

in some of Washington's most attractive markets

BOEING Microsoft STARBUCKS

i

About This Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus relates to an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document, regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us” or “the Company” refer to Coastal Financial Corporation, a Washington corporation, and our consolidated subsidiary, and references to “Coastal Community Bank” or “the Bank” refer to our banking subsidiary, Coastal Community Bank, a Washington state chartered bank.

Unless otherwise indicated, references in this prospectus to “common stock” refer to our voting common stock, no par value per share, and references to “nonvoting common stock” include our Class B Nonvoting Common Stock, no par value per share, and our Class C Nonvoting Common Stock, no par value per share. References to our “common shares” include our common stock and nonvoting common stock. Per share amounts presented in this prospectus are based on total common shares outstanding. No shares of our nonvoting common stock are offered hereby.

References in this prospectus to the “Seattle MSA” refer to the Seattle-Tacoma-Bellevue, Washington metropolitan statistical area. References to the “Puget Sound region” refer to the Seattle MSA along with the adjacent metropolitan areas of Olympia, Bremerton and Mount Vernon, as well as Island County.

Unless otherwise stated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock and gives effect to a one-for-five reverse stock split of both our common stock and nonvoting common stock completed effective May    , 2018. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

You should not interpret the contents of this prospectus or any free writing prospectus that we authorize to be delivered to you to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Market and Industry Data

Within this prospectus, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent, third-party sources. Nothing in the data used or derived from third-party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and third-party sources. We believe that these third-party sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the demographic, economic, employment, industry and market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change. See “Risk Factors.”

Trademarks referred to in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

ii

Implications of Being an Emerging Growth Company

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and as few as two years of related management’s discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our financial statements;

•	we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more;

•	the date on which we become a “large accelerated filer” (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering,

We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus forms a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information you should consider before investing in our common stock. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements,” together with our consolidated financial statements and the related notes to those financial statements that are included elsewhere in this prospectus. Except as otherwise noted, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock and gives effect to a one-for-five reverse stock split of our common shares completed effective May    , 2018. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Our Company

We are a bank holding company that operates through our wholly owned subsidiary, Coastal Community Bank. We are headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. We focus on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington. We believe that the size, growth and economic strength of the Puget Sound region provide us with significant opportunities for long-term growth and profitability. We currently operate 13 full-service banking locations, 10 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and three of which are located in neighboring counties (one in King County and two in Island County). As of December 31, 2017, we had total assets of $805.8 million, total loans of $656.8 million, total deposits of $703.3 million and total shareholders’ equity of $65.7 million.

Our History and Growth

We are a Washington corporation that was formed on July 9, 2003, to become the holding company for Coastal Community Bank, which commenced operations in 1997 and to which we refer in this prospectus as the Bank. The Bank was formed by local business leaders who recognized the opportunity to create a bank that could meet the financial needs of the community, make decisions locally and support the communities it serves.

We have focused on achieving our growth organically, without engaging in mergers or branch acquisitions. Including the negative impact of P.L. 115-97, commonly known as the Tax Cuts and Jobs Act, on our earnings in 2017, our net income and earnings per share for fiscal year 2017 were $5.4 million and $0.59, respectively. The following tables illustrate our income and balance sheet growth as of or for the years ended on December 31, 2017, 2016, 2015, 2014 and 2013 (dollars in millions except per share amounts):

(1)	Adjusted net income and adjusted earnings per share for the year ended December 31, 2017, exclude the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate as a result of the Tax Cuts and Jobs Act. See our reconciliation of non-GAAP financial measures to our most directly comparable GAAP financial measures in the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” See also “Selected Historical Consolidated Financial Data.”
(2)	We define core deposits more narrowly than many other banks and institutional data services. For us, core deposits consist of total deposits less all time deposits.

Competitive Strengths

We believe the following strengths differentiate us from our competitors and position us to execute our business strategy successfully:

Premier local bank in the Puget Sound region. We are the largest locally headquartered bank in Snohomish County, measured by deposit market share. Our success has made us attractive to lenders who prefer to work in a community bank setting and customers who seek the personal attention of a community bank. As further described in “Our Markets” below, we believe that our primary market, the Puget Sound region, which is located in northwest Washington, provides us with an advantage over other community banks in Washington in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. We believe that the net proceeds of this offering to us will enable us to serve larger customers through higher legal lending limits. Additionally, having publicly traded common stock will further enhance our ability to attract and retain talented bankers. We intend to continue expanding our physical presence in Snohomish and neighboring counties and believe we can continue to increase our market share in the Puget Sound region and surrounding counties.

Attractive core deposit franchise. We have a valuable deposit franchise supported by a substantial level of core deposits, which we define as total deposits less all time deposits, and a high level of noninterest bearing accounts. As of December 31, 2017, core deposits comprised 87.1% of total deposits and 93.3% of total loans, while noninterest bearing core deposits comprised 34.5% of total deposits, up from 30.6% at December 31, 2013. None of our deposits were brokered or internet-sourced deposits at December 31, 2017. Our core deposit base results from our emphasis on banking relationships over transactional banking. We believe that our robust core deposit generation is powered by our strong personal service, visibility in our communities, broad commercial banking and treasury management product offerings, and convenient services such as remote deposit capture and commercial internet banking. We also employ deposit-focused business development officers to generate deposit relationships.

The following table illustrates the improvement of our core deposit base as a percent of total deposits and as a percent of total loans:

Scalable operating model. We have invested in employees and infrastructure to enhance and expand our capabilities and support the growth of our franchise. In particular, we strive to adopt the latest technology to better serve our customer base and improve our operational efficiency. These investments include increasing staffing of our credit administration, finance and information technology departments and developing a full range of commercial and consumer banking services. We offer our retail customers internet and mobile banking with peer-to-peer payments. We offer our commercial customers internet banking, remote deposit capture and online treasury management tools. In addition, we use online tools to streamline the origination of small commercial loans. We believe these investments will support our future growth in a cost-effective manner. Our investments in technology and infrastructure have provided us with a scalable operating platform and organizational infrastructure that will allow us to continue to improve our operating leverage and continue our growth without significant investments in the near term.

Experienced senior management team. Our leadership team consists of experienced banking executives with strong ties to our markets, many of whom have experience working at larger financial institutions.

•	Eric M. Sprink, our President and Chief Executive Officer, has over 27 years of experience in the financial services industry, including 12 years in the Puget Sound region. Prior to joining the Company in 2006, Mr. Sprink held leadership positions with several financial institutions in corporate finance, retail banking, commercial lending, private banking and trust management.

•	Joel G. Edwards, our Chief Financial Officer, has over 32 years of experience in the financial services industry, including 23 years in the Puget Sound region. He has served as chief financial officer for both privately held and publicly traded Washington banking institutions. Mr. Edwards joined the Company as Chief Financial Officer in 2012.

•	Russ A. Keithley, our Chief Lending Officer, has over 28 years of experience in the financial services industry, all in the Puget Sound region. Prior to joining the Company in 2012, Mr. Keithley served as chief lending officer and chief credit officer at other financial institutions.

Diversified loan portfolio. We have an attractive loan mix, with 13.5% commercial and industrial, or C&I, loans, 26.0% owner-occupied commercial real estate, or CRE, loans, 31.8% non-owner-occupied CRE loans and 13.2% one- to four-family residential loans. Approximately 39.5% of our loan portfolio is comprised of owner-operated business loans, which includes C&I and owner-occupied CRE loans on a combined basis, and 46.9% of our portfolio consists of loans for investor-owned properties and projects, which includes non-owner-occupied CRE loans, multi-family loans and construction and land development loans on a combined basis. We believe that our knowledgeable and prudent approach to real estate lending results in relatively lower losses caused by defaults, as compared to other types of commercial lending.

Well positioned for a rising rate environment. In anticipation of a rising rate environment, we have focused our business to emphasize the origination of floating-rate loans in our real estate loan portfolio and limited the number of long-term, fixed-rate loans. As of December 31, 2017, approximately 58.7% of our total loan portfolio had floating or adjustable interest rates. Additionally, we currently fund the majority of our loan portfolio with core deposits, which represented 93.3% of loans as of December 31, 2017, and which we believe will re-price more slowly than our assets. As of December 31, 2017, our one-year cumulative re-pricing gap to total assets of 26% was in the 80th percentile of banks nationwide, according to data obtained through S&P Global Market Intelligence, or S&P Global.

Disciplined underwriting and credit administration. Our management and credit administration team fosters a strong risk management culture supported by comprehensive policies and procedures for credit underwriting, funding, and loan administration and monitoring that we believe has enabled us to establish excellent credit quality. We monitor categories of lending activity within our portfolio and establish sub-limits that we review regularly and adjust in response to changes in our lending strategy and market conditions.

The positive impact of our disciplined underwriting and credit administration is demonstrated in the graph below, which shows the decrease in our nonperforming assets and our charge-off history as of and for the twelve months ended December 31, 2017, 2016, 2015, 2014 and 2013.

Our Business Strategy

We position ourselves as an attractive local community bank alternative to larger, more impersonal financial services companies. We believe that banking industry consolidation and branch rationalizations have led to an underserved base of small and medium sized businesses, many of which prefer to bank with a local financial institution with agile, highly responsive decision-making capabilities. Our management team’s experience and established presence in our market area gives us valuable insight into the local market, allowing us to recruit talented lenders and attract high-quality customer relationships. We seek to develop long-term relationships by offering a wide array of deposit and treasury products and services to complement our loan products and by delivering high-quality customer service.

The following is a more detailed description of our business strategy:

Strategically expand. We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share, and we believe that the Puget Sound region specifically has significant organic growth opportunities. We have pursued measured growth through strategic de novo branch expansion. In the last five years, we have added five branches: two in 2013, two in 2015 and one in 2017. As we identify attractive communities for expansion, we seek branch managers, lenders and business development officers prior to establishing a physical presence in any area. We intend to continue expanding our physical presence in Snohomish and neighboring counties when good opportunities that meet our requirements become available.

While acquisitions have not been a driver of our historic growth, we periodically evaluate opportunities to expand through strategic acquisitions. We believe there are several community banks that could be a natural fit for our franchise and could meaningfully enhance our value, and we follow a disciplined approach when evaluating any acquisition opportunities.

Organically grow our loan portfolio and lending staff. We have successfully expanded our loan portfolio by training and encouraging the growth of our junior lenders and by recruiting additional lenders in our existing and target markets. We believe we will benefit from our commitment to developing the next generation of talented lenders. We have created a culture in which our more seasoned lenders train their junior counterparts, enabling them to generate additional loan relationships as they mature in the business. Additionally, by actively involving junior lenders, our senior lenders gain additional flexibility to expand their own relationships. In addition to developing our junior lenders, we seek to hire additional seasoned lending teams. We believe we are an attractive destination for top talent because we offer a platform of sophisticated product and service capabilities as well as the freedom and flexibility to follow customers in our market area without imposing strict territorial limitations on our lenders. Additionally, we believe that having a marketable common stock as the result of this offering will assist us in recruiting talented personnel through our having the ability to offer the possibility of stock-based incentive compensation. We believe that our commitment to the development of our lenders will lead to long-term continuity in personnel and the recruitment and retention of high-quality lenders in our markets.

Fund growth through core deposits. We fund our loan growth primarily through customer deposits, as reflected by our ratios of core deposits to total deposits and core deposits to total loans of 87.1% and 93.3%, respectively, as of December 31, 2017. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek deposit relationships with our loan customers. We also employ business development officers to generate these relationships. We attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products and convenient services such as remote deposit capture and commercial internet banking.

Dedication to community banking. We attribute our success to our adherence to the basic principles of community banking: we know our markets and our customers, and we are meaningfully contributing members of our communities. Our employees volunteer with, serve on the boards of and contribute to dozens of local organizations, and, in 2017, we contributed the most volunteer hours per employee of the 75 companies ranked by the Puget Sound Business Journal. We empower our employees of all levels to make appropriate decisions on customer products and services. By creating expectations of high-quality service and enabling our employees to deliver that service, we believe we have created an environment that attracts both employees and customers.

Increase utilization of technology. We actively explore opportunities to use technology to improve efficiency, deliver superior service and drive growth without compromising our underwriting standards. We have installed cash recyclers in every branch, deployed automatic teller machines, automated portions of the origination process for commercial loans and implemented instant issuance of debit and credit cards. We also provide commercial internet banking, remote deposit capture and online treasury management tools, as well as mobile and internet banking and peer-to-peer payment capabilities. We work diligently to make banking easier for small business owners, enabling them to focus on their businesses. Additionally, we actively recognize and monitor the potential impacts that emerging technologies may have on the banking landscape. We periodically evaluate strategic partnerships with technology-focused companies that we believe will benefit our employees, customers and shareholders, generate additional fee income, enhance our product offerings, monitor our enterprise risk, or otherwise enable us to identify process or cost efficiencies.

Our Markets

We define our market broadly as the Puget Sound region in the state of Washington, which encompasses the Seattle MSA, the metropolitan areas of Olympia, Bremerton and Mount Vernon, and Island County. The Seattle MSA includes Snohomish County (which contains the city of Everett), King County (which contains the cities of Seattle and Bellevue) and Pierce County (which contains the city of Tacoma). The Puget Sound region, which comprises over 60% of the population of the state of Washington as well as the number of businesses located therein, according to data obtained through S&P Global, is a growing market, currently with a population of approximately 4.7 million, over 178,000 businesses and $115 billion of deposits. We believe that the Puget Sound region specifically has significant organic growth opportunities.

The following table shows certain demographic information regarding our market area:

		Total	Percent of Coastal Deposits	Population				Median Household Income	January 2018 Unemployment Rate
	Number	Deposits in			Growth
	of Coastal	Market		2018	2013-2018	2018-2023	Number of
Market Area	Branches	($ in millions)		Estimated	Estimated	Projected	Businesses
Puget Sound Region
Seattle-Tacoma-Bellevue MSA	11	$104,715	91.1%	3,885,514	9.0%	6.7%	150,558	$82,186	4.7%
King County (Seattle & Bellevue)	1	81,779	71.2%	2,198,918	9.7%	7.0%	96,918	90,281	4.2%
Snohomish County (Everett)	10	11,640	10.1%	807,101	10.0%	6.8%	23,864	83,174	4.7%
Pierce County (Tacoma)	0	11,296	9.8%	879,495	6.6%	6.0%	29,776	65,896	6.0%
Olympia-Tumwater MSA	0	3,539	3.1%	282,330	8.0%	6.5%	11,709	66,766	5.6%
Bremerton-Silverdale MSA	0	3,046	2.7%	270,215	3.6%	5.0%	10,443	72,338	5.5%
Mount Vernon-Anacortes MSA	0	2,466	2.1%	126,007	5.1%	5.1%	5,639	60,361	6.3%
Island County	2	1,134	1.0%	84,841	6.0%	5.2%	3,354	64,150	6.1%

Total Puget Sound Region	13	$114,900	100.0%	4,648,907	8.5%	6.6%	178,349

Sources: S&P Global and the U.S. Bureau of Labor Statistics.

We are the largest locally headquartered bank by deposit market share in Snohomish County, according to data from the Federal Deposit Insurance Corporation, or FDIC, as of June 30, 2017, at which date we had a five percent deposit market share in Snohomish County. We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share in Snohomish County. In light of our market position and our business strategy, we do not regularly compete for commercial or retail deposits in the city of Seattle, and we believe this strategic decision has enabled us to generate low cost core deposits to fund our loan growth.

The following table shows our market position in Snohomish County:

Institution (Headquarter State)	Overall Rank	In-Market HQ Rank	Deposits in Market ($ in millions)	Number of Branches	Deposit Market Share (%)
Bank of America Corp. (NC)	1		$2,561	21	22.0%
JPMorgan Chase & Co. (NY)	2		1,757	25	15.1%
Wells Fargo & Co. (CA)	3		1,480	19	12.7%
U.S. Bancorp (MN)	4		710	12	6.1%
KeyCorp (OH)	5		583	18	5.0%
Coastal Financial Corp. (WA)	6	1	578	10	5.0%
Union Bank of California (CA)	7		545	8	4.7%
Opus Bank (CA)	8		438	6	3.8%
Heritage Financial Corp. (WA)	9		418	8	3.6%
Washington Federal Inc. (WA)	10		416	9	3.6%

Total For Institutions In Market	25	6	$11,640	180

Note: Deposits are as of June 30, 2017, the most recent deposit data available from the FDIC.

Snohomish County. Our headquarters are located in Everett, Washington, which is the largest city in, and the county seat of, Snohomish County with a population of approximately 113,000 as of January 1, 2018. Snohomish is the third largest county by population in the state of Washington, with an estimated population of approximately 800,000 as of January 1, 2018, and the second largest county by total deposits, with $11.6 billion in total deposits as of June 30, 2017, according to data obtained through S&P Global.

The Snohomish County economy is one of the strongest in the United States, boasting a rapidly growing population with a median annual household income of $83,174, the second highest in Washington and significantly above the national average, and a low unemployment rate of 4.2%, in each case as of January 2018. Snohomish has seen consistent growth in service-providing jobs, which account for more than 72% of the jobs in the county. Jobs related to trade, transportation and utilities, retail, and education and health services are the largest sub-categories of service-providing jobs. The Boeing Company, which employed 34,500 people in 2017, is the largest employer in Snohomish County. The second and third largest employers in Snohomish County, Providence Regional Medical Center and the Tulalip Tribes employed 4,775 and 3,200 full-time employees in 2017, respectively, and the U.S. Navy has a meaningful presence in Everett and was the fourth largest employer in Snohomish County in 2017. In addition, Paine Field in Everett will open to commercial air traffic in 2018, and Southwest Airlines, Alaska Airlines, and United Airlines have announced plans to add routes to and from Paine Field, primarily to and from cities in the western United States. We believe this development will lead to further population growth and increase economic development in Snohomish County.

Snohomish County is a large, addressable market with a lower cost of doing business relative to neighboring King County, which includes the cities of Seattle and Bellevue. Based on available data, we believe that a significant portion of the Snohomish County population consists of a mobile commuter work force with relatively easy access to nearby technology and industrial centers. Our location in Snohomish County enables us to have a lower cost structure and lower cost deposits, compared to banks in King County, while also providing us ready access to its larger economy.

King County. King County borders Snohomish County to the south and is the largest county by population in the state of Washington. It is the 13th largest county in the United States with an estimated population of 2.2 million and total deposits of $82 billion as of June 30, 2017, according to the FDIC’s Summary of Deposits. Additionally, the population growth of King County was the second fastest in Washington from 2013 to 2018. While we do not have significant physical presence in King County, our locations in Snohomish County enable us to take advantage of the abundant lending and business opportunities there.

King County, which contains the city of Seattle, boasts headquarters to 10 Fortune 500 companies, including Amazon, Costco, Microsoft and Starbucks. Additionally, 31 Fortune 500 companies currently operate research and engineering hubs in Seattle, as compared to seven companies in 2010, according to The Atlantic. Seattle has become a favored location for technology companies and, according to CBRE Group, Inc., is currently one of the top two tech markets in the United States, ranking behind only the San Francisco Bay Area.

Recent Developments

On May    , 2018, we effected a one-for-five reverse stock split, whereby every five shares of our common stock and nonvoting common stock were automatically combined into one share of common stock and nonvoting common stock, respectively. Fractional shares were rounded up to the nearest whole share. Except for adjustments that resulted from the treatment of fractional shares, each shareholder held the same percentage of common stock or nonvoting common stock, as the case may be, outstanding after the reverse stock split as that shareholder held immediately prior to the reverse stock split. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Corporate Information

Our principal executive offices are located at 5415 Evergreen Way, Everett, WA. Our telephone number is (425) 257-9000. Our website is www.coastalbank.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Summary Risk Factors

Our business is subject to a number of substantial risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 15. Some of these risks include the following:

•	credit risks, including risks related to the significance of commercial real estate loans in our portfolio, our ability to effectively manage our credit risk and the potential deterioration of the business and economic conditions in our market areas;

•	liquidity and funding risks, including the risk that we will not be able to meet our obligations due to risks relating to our funding sources;

•	operational, strategic and reputational risks, including the risk that we may not be able to implement our growth strategy and risks related to cybersecurity, the possible loss of key members of our senior leadership team and maintaining our reputation;

•	legal, accounting and compliance risks, including risks related to the extensive state and federal regulation under which we operate and changes in such regulations;

•	market and interest rate risks, including risks related to interest rate fluctuations and the monetary policies and regulations of the Board of Governors of the Federal Reserve System, or the Federal Reserve; and

•	offering and investment risks, including illiquidity and volatility in the trading of our common stock, limitations on our ability to pay dividends and the dilution that investors in this offering will experience.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares of our common stock within 30 days after the date of this prospectus.

Common shares to be outstanding after this offering	shares, which includes common stock and nonvoting common stock (or shares if the underwriters exercise in full their option to purchase additional shares of common stock)

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts but before payment of estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds to us from this offering to support our growth, organically or through mergers and acquisitions, and for general corporate purposes, which may include the repayment or refinancing of debt and maintenance of our required regulatory capital levels. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders in this offering. See “Use of Proceeds.”

Dividends	We have not historically declared or paid dividends on our common stock and we do not intend to pay cash dividends on our common stock in the near term. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Our determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including our earnings, financial condition, results of operations, capital requirements, regulatory restrictions, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Investment Agreements	Prior to this offering, we entered into Investment Agreements with certain of our shareholders that hold 4.9% or more of our outstanding common stock. Among other things, the Investment Agreements provide such shareholders with certain board representation rights. For a detailed description of the Investment Agreements, see “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Investment Agreements.”

Proposed Nasdaq symbol	We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CCB.”

Conflicts of interest	An affiliate of Hovde Group, LLC, or Hovde Group, an underwriter in this offering, beneficially owns more than 10% of our issued and outstanding common stock. As a result, Hovde Group is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in compliance with the applicable requirements of Rule 5121, which include, among other things, that a “qualified independent underwriter” as defined in Rule 5121 participate in the preparation of, and exercise the usual standards of due diligence with respect to, this prospectus and the registration statement of which this prospectus forms a part. Keefe, Bruyette & Woods, Inc., or Keefe, Bruyette & Woods, has agreed to act as a qualified independent underwriter for this offering. Keefe, Bruyette & Woods will not receive any additional compensation for serving as qualified independent underwriter in connection with this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons who have expressed an interest in purchasing our shares of common stock in this offering through a directed share program. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting (Conflicts of Interest)—Directed Share Program” for additional information.

Risk factors	Investing in our common stock involves certain risks. See “Risk Factors,” beginning on page 15, for a discussion of factors that you should carefully consider before investing in our common stock.

Except as otherwise indicated, references in this prospectus to the number of our common shares outstanding after this offering are based on 8,887,056 of shares of common stock and 361,444 shares of nonvoting common stock outstanding as of December 31, 2017. Except as otherwise indicated, all information in this prospectus:

•	gives effect to a one-for-five reverse stock split of our common shares completed effective May , 2018;

•	does not attribute to any director, executive officer or principal shareholder any purchase of shares of our common stock in this offering, including through the directed share program described in “Underwriting (Conflicts of Interest)—Directed Share Program;”

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock;

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	excludes 668,936 shares of our common stock issuable upon the exercise of stock options, with a weighted average exercise price of $6.12 per share, that were outstanding as of December 31, 2017; and

•	excludes 500,000 additional shares of our common stock that are reserved for future issuance under our 2018 Omnibus Incentive Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. The selected balance sheet data as of December 31, 2017 and 2016, and the selected statement of income data for the years ended December 31, 2017 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2015, 2014 and 2013 and the selected statement of income data for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of any future performance. The information presented in the following table has been adjusted to give effect to a one-for-five reverse stock split of our common shares completed effective May    , 2018. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

You should read the following financial data in conjunction with the other information contained in this prospectus, including in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and related notes to those financial statements included elsewhere in this prospectus. The selected historical consolidated financial data presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States and have not been audited. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

	As of or For the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015	2014	2013
Statement of Income Data:
Total interest income	$32,113	$28,460	$24,829	$22,451	$18,794
Total interest expense	2,875	2,523	2,501	2,032	1,699
Provision for loan losses	870	1,919	941	1,690	1,493
Net interest income after provision for loan losses	28,368	24,018	21,387	18,729	15,602
Total noninterest income	4,154	4,977	3,506	3,574	2,018
Total noninterest expense	22,433	21,538	20,406	18,829	14,447
Provision for income taxes	4,653	2,454	1,483	1,127	1,130
Net income	5,436	5,003	3,004	2,347	2,043
Adjusted net income (1)	6,731	5,003	3,004	2,347	2,043
Balance Sheet Data:
Cash and cash equivalents	89,751	86,975	84,674	80,167	38,625
Investment securities	38,336	34,994	16,150	13,757	14,439
Loans	656,788	596,128	499,186	431,119	359,317
Allowance for loan losses	8,017	7,544	5,989	5,557	4,268
Total assets	805,753	740,611	622,678	546,475	428,860
Interest-bearing deposits	460,937	424,707	370,028	288,230	256,747
Noninterest-bearing deposits	242,358	223,955	173,554	138,931	113,337
Total deposits	703,295	648,662	543,582	427,161	370,084
Total borrowings	33,529	28,513	20,376	19,374	18,372
Total shareholders’ equity	65,711	59,897	55,753	52,521	38,487
Share and Per Share Data: (2)
Earnings per share – basic	$0.59	$0.54	$0.33	$0.30	$0.29
Earnings per share – diluted	$0.59	$0.54	$0.33	$0.30	$0.29
Adjusted earnings per share – diluted (3)	$0.73	$0.54	$0.33	$0.30	$0.29
Dividends per share	—	—	—	—	—
Book value per share (4)	$7.11	$6.48	$6.04	$5.70	$5.28

	As of or For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2015	2014	2013
Tangible book value per share (5)	$7.11	$6.48	$6.04	$5.70	$5.28
Weighted average common shares outstanding–basic	9,231,487	9,226,204	9,218,418	7,859,830	7,148,165
Weighted average common shares outstanding–diluted	9,234,564	9,227,216	9,220,836	7,859,830	7,148,165
Shares outstanding at end of period	9,248,500	9,238,387	9,232,538	9,213,204	7,289,274
Performance Ratios:
Return on average assets	0.73%	0.76%	0.52%	0.49%	0.51%
Adjusted return on average assets (6)	0.90%	0.76%	0.52%	0.49%	0.51%
Return on average shareholders’ equity	8.27%	8.56%	5.52%	5.33%	5.56%
Adjusted return on average shareholders’ equity (7)	10.24%	8.56%	5.52%	5.33%	5.56%
Yield on earnings assets	4.48%	4.54%	4.51%	4.93%	4.95%
Yield on loans	4.98%	5.16%	5.34%	5.60%	5.65%
Cost of funds	0.42%	0.42%	0.48%	0.47%	0.47%
Cost of deposits	0.32%	0.36%	0.46%	0.44%	0.43%
Net interest margin	4.08%	4.13%	4.06%	4.49%	4.50%
Noninterest expense to average assets	3.00%	3.28%	3.51%	3.92%	3.61%
Efficiency ratio (8)	67.18%	69.67%	78.99%	78.48%	75.59%
Loans to deposits	93.4%	91.9%	91.8%	100.9%	97.1%
Credit Quality Ratios:
Nonperforming assets to total assets	0.26%	1.11%	1.52%	1.90%	1.24%
Nonperforming assets to total loans and OREO	0.32%	1.38%	1.89%	2.39%	1.46%
Nonperforming loans to total loans	0.32%	0.27%	0.54%	0.35%	0.72%
Allowance for loan losses to nonperforming loans	378.16%	468.28%	221.32%	365.35%	163.90%
Allowance for loan losses to total loans	1.22%	1.27%	1.20%	1.29%	1.19%
Net charge-offs to average loans	0.06%	0.07%	0.11%	0.10%	0.33%
Capital Ratios:
Total shareholders’ equity to total assets	8.16%	8.09%	8.95%	9.61%	8.97%
Tangible equity to tangible assets (9)	8.16%	8.09%	8.95%	9.61%	8.97%
Common equity tier 1 capital ratio (10)	11.67%	11.60%	11.14%	N/A	N/A
Tier 1 leverage ratio (10)	9.94%	10.11%	9.58%	10.10%	9.58%
Tier 1 risk-based capital ratio (10)	11.67%	11.60%	11.14%	12.46%	11.56%
Total risk-based capital ratio (10)	12.90%	12.85%	12.31%	13.71%	12.78%

(1)	Adjusted net income is a non-GAAP financial measure that excludes the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. The most directly comparable GAAP measure is net income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(2)	Share and per share amounts are based on total common shares outstanding, which includes common stock and nonvoting common stock.
(3)	Adjusted earnings per share is a non-GAAP financial measure that excludes the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. The most directly comparable GAAP measure is earnings per share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(4)	We calculate book value per share as total shareholders’ equity at the end of the relevant period divided by the outstanding number of our common shares, which includes common stock and nonvoting common stock, at the end of each period.

(5)	Tangible book value per share is a non-GAAP financial measure. We calculate tangible book value per share as total shareholders’ equity at the end of the relevant period, less goodwill and other intangible assets, divided by the outstanding number of our common shares, which includes common stock and nonvoting common stock, at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of any of the dates indicated. As a result, tangible book value per share is the same as book value per share as of each of the dates indicated.
(6)	Adjusted return on average assets is a non-GAAP financial measure that excludes the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. The most directly comparable GAAP measure is return on average assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(7)	Adjusted return on average shareholder’s equity is a non-GAAP financial measure that excludes the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. The most directly comparable GAAP measure is return on average shareholders’ equity. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(8)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(9)	Tangible equity to tangible assets is a non-GAAP financial measure. We calculate tangible equity to tangible assets as total shareholders’ equity at the end of the relevant period, less goodwill and other intangible assets. The most directly comparable GAAP financial measures is total shareholders’ equity to total assets. We had no goodwill or other intangible assets as of the dates indicated. As a result, tangible equity to tangible assets is the same as total shareholders’ equity to total assets as of each of the dates indicated.
(10)	Capital ratios are for the Bank.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF

NON-GAAP FINANCIAL MEASURES

Some of the financial measures included in this prospectus are not measures of financial performance recognized by GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance.

•	“Adjusted net income” is a non-GAAP measure defined as net income increased by the additional income tax expense that resulted from the revaluation of deferred tax assets as a result of the reduction in the corporate income tax rate under the recently enacted Tax Cuts and Jobs Act. The most directly comparable GAAP measure is net income.

•	“Adjusted earnings per share” is a non-GAAP measure defined as net income, plus additional income tax expense, divided by weighted average outstanding shares (diluted). The most directly comparable GAAP measure is earnings per share.

•	“Adjusted return on average assets” is a non-GAAP measure defined as net income, plus additional income tax expense, divided by average assets. The most directly comparable GAAP measure is return on average assets.

•	“Adjusted return on average shareholders’ equity” is a non-GAAP measure defined as net income, plus additional income tax expense, divided by average shareholders’ equity. The most directly comparable GAAP measure is return on average shareholders’ equity.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our results of operations. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures by other companies.

(Dollars in thousands, except share and per share data)	As of and for the Year Ended December 31, 2017
Adjusted net income:
Net income	$5,436
Plus: additional income tax expense	1,295
Adjusted net income	$6,731
Adjusted earnings per share – diluted
Net income	$5,436
Plus: additional income tax expense	1,295
Adjusted net income	$6,731
Weighted average common shares outstanding – diluted (1)	9,234,564
Adjusted earnings per share – diluted (1)	$0.73
Adjusted return on average assets
Net income	$5,436
Plus: additional income tax expense	1,295
Adjusted net income	$6,731
Average assets	$748,940
Adjusted return on average assets	0.90%
Adjusted return on average shareholders’ equity
Net income	$5,436
Plus: additional income tax expense	1,295
Adjusted net income	$6,731
Average shareholders’ equity	$65,720
Adjusted return on average shareholders’ equity	10.24%

(1)	Share and per share information has been adjusted to give effect to a one-for-five reverse stock split of our common shares completed effective May , 2018.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also materially and adversely affect us. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition, earnings and prospects. If this were to happen, the price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our commercial real estate lending activities expose us to increased lending risks and related loan losses.

At December 31, 2017, our commercial real estate loan portfolio totaled $437.7 million, or 66.6% of our total loan portfolio. Our current business strategy is to continue our originations of commercial real estate loans. Commercial real estate loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. These loans involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. To the extent that borrowers have more than one commercial real estate loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. Moreover, if loans that are collateralized by commercial real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and would adversely affect our earnings and financial condition.

Imposition of limits by the bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the federal banking regulators issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” or the CRE Guidance. Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Our total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans represented 354.7% of the Bank’s total risk-based capital at December 31, 2017. However, the increase in the portfolio over the preceding 36 months was less than 50%.

In December 2015, the federal banking regulators released a new statement on prudent risk management for commercial real estate lending, referred to herein as the 2015 Statement. In the 2015 Statement, the federal banking regulators, among other things, indicate the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the Federal Reserve, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.

Our commercial business lending activities expose us to additional lending risks.

We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. As compared to commercial real estate loans, which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower’s ability to collect receivables. We have increased our focus on commercial business lending in recent years and intend to continue to focus on this type of lending in the future.

Our concentration of residential mortgage loans exposes us to increased lending risks.

At December 31, 2017, $87.0 million, or 13.3%, of our loan portfolio was secured by one-to-four family real estate, a significant majority of which is located in the Puget Sound region. One-to-four family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the Puget Sound housing market could reduce the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Our origination of construction loans exposes us to increased lending risks.

We originate commercial construction loans primarily to professional builders for the construction of one-to-four family residences, apartment buildings, and commercial real estate properties. To a lesser degree, we also originate land acquisition loans for the purpose of facilitating the ultimate construction of a home or commercial building. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.

The small to medium-sized businesses that we lend to may have fewer resources to endure adverse business developments than larger firms, which may impair our borrowers’ ability to repay loans.

We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than larger firms, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and earnings could be adversely affected.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.

If our allowance for loan losses is insufficient to absorb actual loan losses, our results of operations would be negatively affected.

In determining the amount of the allowance for loan losses, we analyze our loss and delinquency experience by loan categories and we consider the effect of existing economic conditions. In addition, we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If the actual results are different from our estimates, or our analyses are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance and would decrease our net income. Our emphasis on loan growth and on increasing our portfolio, as well as any future credit deterioration, will require us to increase our allowance further in the future.

In addition, our banking regulators periodically review our allowance for loan losses and could require us to increase our provision for loan losses. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory authorities may have a material adverse effect on our results of operations and financial condition.

Nonperforming assets take significant time and resources to resolve and adversely affect our earnings and financial condition.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other real estate owned, or OREO, or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in our level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.

Our Small Business Administration, or SBA, lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the U.S. federal government. As an approved participant in the SBA Preferred Lender’s Program, referred to herein as an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or exhaustion of the available funding for SBA programs may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and earnings.

The SBA’s 7(a) Loan Program is the SBA’s primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Generally, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or sell them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition and earnings.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the economy of the Puget Sound region.

While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is comprised of loans secured by property located in the Puget Sound region. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Uncertainties have arisen regarding the potential for a reversal or renegotiation of international trade agreements under the current administration, and the impact such actions and other policies of the current administration may have on economic and market conditions. In addition, concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, particularly the economies of China, South Korea and Japan, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects. In addition, decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investment securities, and our ongoing operations, costs and profitability. Further, declines in real estate values and sales volumes and elevated unemployment levels may result in higher loan delinquencies, increases in our non-performing and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and earnings. Reduction in problem assets can be slow, and the process can be exacerbated by the condition of the properties securing non-performing loans and the lengthy foreclosure process in Washington. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, liquidity, and financial condition.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2017, we did not hold any OREO or repossessed property and equipment.

Ineffective liquidity management could adversely affect our financial condition and earnings.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, financial condition and earnings.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and that require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening new branches or deploying new services.

We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank’s banking location network, or de novo branching. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking locations and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks in connection with growing through mergers and acquisitions.

It is possible that we could acquire other banking institutions, other financial services companies or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share and/or our earnings per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, shareholder approvals. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies. Furthermore, mergers and acquisitions involve a number of risks and challenges, including our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations, as well as the diversion of management’s attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. We may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weakness and disorder and instability in domestic and foreign financial markets. Our interest rate sensitivity profile was asset sensitive as of December 31, 2017, meaning that we estimate our net interest income would increase more from rising interest rates than from falling interest rates.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates continue to remain at their historically low levels for a prolonged period, and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by recent changes in U.S. tax laws and regulations.

Changes in tax laws contained in the Tax Cuts and Jobs Act, which was enacted in December 2017, include a number of provisions that will have an impact on the banking industry, borrowers and the market for residential real estate. Included in this legislation was a reduction of the corporate income tax rate from 35% to 21%. In addition, other changes included: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes.

The recent changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future, and could make it harder for borrowers to make their loan payments. In addition, these recent changes may also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and earnings.

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

Our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities.

Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. While we have established policies and procedures to prevent or limit the impact of cyber-attacks, there can be no assurance that such events will not occur or will be adequately addressed if they do. In addition, we also outsource certain cybersecurity functions, such as penetration testing, to third-party service providers, and the failure of these service providers to adequately perform such functions could increase our exposure to security breaches and cybersecurity threats. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other malicious code and cyber-attacks that could have an impact on information security. Any such breach or attacks could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our business, financial condition and earnings.

We must keep pace with technological change to remain competitive.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or outside persons, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulations, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Although our control testing has not identified any significant deficiencies in our internal control system, a breakdown in our internal control system, improper operation of our systems or improper employee actions could result in material financial loss to us, the imposition of regulatory action, and damage to our reputation.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business, financial condition and earnings.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal laws and regulations impose data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and earnings.

We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is widespread in bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual stress testing under the Dodd-Frank Wall Street Reform and Consumer protection Act, or the Dodd-Frank Act, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress testing in the future, adverse regulatory scrutiny. Further, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

We depend on the accuracy and completeness of information provided to us by our borrowers and counterparties and any misrepresented information could adversely affect our business, financial condition and earnings.

In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected, or may not detect all, misrepresented information in our loan originations or from our business clients. Any such misrepresented information could adversely affect our business, financial condition and earnings.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

Because we are a financial institution, employee errors and employee or customer misconduct could subject us in particular to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information, each of which can be particularly damaging for financial institutions. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and earnings.

The building of market share through our branch office strategy, and our ability to achieve profitability on new branch offices, may increase our expenses and negatively affect our earnings.

We believe there are branch expansion opportunities within our market area and adjacent markets and will seek to grow our deposit base by adding branches to our existing network. There are considerable costs involved in opening branch offices, especially in light of the capabilities needed to compete in today’s environment. Moreover, new branch offices generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, new branch offices could negatively impact our earnings and may do so for some period of time. Our investments in products and services, and the related personnel required to implement new policies and procedures, take time to earn returns and can be expected to negatively impact our earnings for the foreseeable future. The profitability of our expansion strategy will depend on whether the income that we generate from the new branch offices will offset the increased expenses resulting from operating these branch offices.

Strong competition within our market area could hurt our profits and slow growth.

Our profitability depends upon our continued ability to compete successfully in our market area. We face intense competition both in making loans and attracting deposits. Our competitors for commercial real estate loans include other community banks and commercial lenders, some of which are larger than us and have greater resources and lending limits than we have and offer services that we do not provide. We face stiff competition for one-to-four family residential loans from other financial service providers, including large national residential lenders and local community banks. Other competitors for one-to-four family residential loans include credit unions and mortgage brokers which keep overhead costs and mortgage rates down by selling loans and not holding or servicing them. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to remain strong in the future.

The Washington State Department of Financial Institutions, or Washington DFI, recently entered into a multi-state agreement with six other states that is intended to streamline the licensing process for money service businesses, which include money transmitters and payment service providers. Increasing the relative ease of obtaining a license to operate a money service business within the state of Washington may encourage financial technology, or fintech, companies to offer services in the state, thereby increasing competition for such services.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

As a community bank, our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and earnings could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and earnings.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant majority of our total assets in loans (our loan-to-asset ratio was 81.5% as of December 31, 2017), we invest a percentage of our total assets (4.8% as of December 31, 2017) in investment securities with the primary objectives of providing a source of liquidity and meeting pledging requirements. As of December 31, 2017, the fair value of our available for sale investment securities portfolio was $36.9 million, which included a net unrealized loss of $1.4 million. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Although we have not recognized other-than-temporary impairment related to our investment portfolio as of December 31, 2017, changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, among other factors, may cause us to recognize losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and related notes to those financial statements. Our critical accounting policies, which are included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and earnings.

We expect that the implementation of a new accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.

The Financial Accounting Standards Board, or FASB, has adopted a new accounting standard that will be effective for our first fiscal year after December 15, 2019. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and provide for the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which we expect could require us to increase our allowance for loan losses, and will likely greatly increase the data we would need to collect and review to determine the appropriate level of the allowance for loan losses. Any increase in our allowance for loan losses, or expenses incurred to determine the appropriate level of the allowance for loan losses, may have a material adverse effect on our financial condition and results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive government regulation, supervision and examination. Such regulation, supervision and examination govern the activities in which we may engage, and are intended primarily for the protection of the deposit insurance fund and the Bank’s depositors, rather than for shareholders.

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation affecting financial institutions. The Dodd-Frank Act has created a significant shift in the way financial institutions operate. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or CFPB, to implement consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as that which occurred in 2008 and 2009. The Dodd-Frank Act has had and may continue to have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

Federal regulatory agencies have the ability to take strong supervisory actions against financial institutions that have experienced increased loan production and losses and other underwriting weaknesses or have compliance weaknesses. These actions include entering into formal or informal written agreements and cease and desist orders that place certain limitations on their operations. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. See “Supervision and Regulation — Bank Regulation and Supervision — Capital Adequacy” for a discussion of regulatory capital requirements.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the Federal Reserve and the Washington DFI periodically conduct comprehensive examinations of our business, including compliance with laws and regulations. If, as a result of an examination, either of these banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations had become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. The Federal Reserve may enjoin “unsafe or unsound” practices or violations of law, require affirmative actions to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in our capital levels, restrict our growth, assess civil monetary penalties against us, the Bank or their respective officers or directors, and remove officers and directors. The FDIC also has authority to review our financial condition, and, if the FDIC were to conclude that the Bank or its directors were engaged in unsafe or unsound practices, that the Bank was in an unsafe or unsound condition to continue operations, or the Bank or the directors violated applicable law, the FDIC could move to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, earnings and reputation could be adversely affected.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses, and expansion of the Bank’s banking location network, or de novo branching. Generally, we must receive federal and state regulatory approval before we can acquire a depository institution or related business insured by the FDIC or before we open a de novo branch. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act, or the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, has authority to impose significant civil money penalties for violations of these requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires the Federal Reserve to assess the Bank’s performance in meeting the credit needs of the communities it serves, including low- and moderate-income neighborhoods, and if the Federal Reserve determines that the Bank needs to improve its performance or is in substantial non-compliance with CRA requirements, various adverse regulatory consequences may ensue. In addition, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, or CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services.

A successful regulatory challenge to an institution’s performance under the CRA, fair lending laws or regulations, or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service most of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities, as well as various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities, including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our business, financial condition and earnings could be adversely affected.

Our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not otherwise be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and earnings.

Risks Related to an Investment in our Common Stock and this Offering

There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Prior to this offering, there has been no established public trading market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market, but an active trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. In addition, the market price of our common stock could decline significantly below the initial public offering price. The initial public offering price per share will be determined by negotiation between us and the underwriters and may not be indicative of the market price of our common stock after completion of this offering.

The trading price of our common stock may decline after this offering.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

In addition, the stock market in general (and financial institutions stocks in particular) has experienced significant volatility that often has been unrelated to the operating performance of particular companies. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options may lower the price of our common stock.

Sales of a substantial number of shares of our common stock in the public market after completion of this offering, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. Upon completion of this offering, there will be                shares of our common stock (or                shares if the underwriters exercise in full their option to purchase additional shares) and                shares of our nonvoting common stock outstanding. These amounts do not include the potential issuance, as of December 31, 2017, of 668,936 shares of our common stock subject to issuance upon exercise of outstanding stock options, 500,000 additional shares of our common stock that were reserved for issuance under our 2018 Omnibus Incentive Plan, or                shares of Class C Nonvoting Common Stock that are not convertible by the holder, but are convertible on a one-for-one basis into shares of our common stock under certain circumstances. See “Description of Capital Stock” and “Executive Compensation.” We, our executive officers and directors, the selling shareholders and certain other shareholders who beneficially own in the aggregate approximately                % of our currently outstanding shares of common stock have entered into 180-day lock-up agreements. The lock-up agreements are described in “Shares Eligible for Future Sale – Lock-Up Agreements.” An aggregate of                shares of our common stock and nonvoting common stock will be subject to these lock-up agreements upon completion of this offering, excluding any shares that may be purchased in this offering by our officers and directors and their respective affiliates through the directed share program described in “Underwriting (Conflicts of Interest) – Directed Share Program.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock or nonvoting common stock, up to the 300,000,000 common shares authorized in our second amended and restated articles of incorporation, or articles of incorporation (subject to Nasdaq shareholder approval rules). We may issue additional shares of our common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings or in connection with future acquisitions. If we choose to raise capital by selling shares of our common stock, the issuance could have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is expected to be significantly higher than the tangible book value per share of our common stock immediately following this offering. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of                shares of our common stock at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us, you will incur immediate dilution of approximately $                in tangible book value per share if you purchase common stock in this offering. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We may not pay dividends on our common stock in the future.

Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not historically declared or paid dividends on our common stock and we do not intend to declare or pay dividends on our common stock in the near term. In addition, we are a bank holding company, and our ability to declare and pay dividends is dependent on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization’s expected future needs, asset quality and financial condition. In addition, if required payments on our outstanding junior subordinated debentures are not made or suspended, we may be prohibited from paying dividends on our common stock. We are also subject to certain restrictions on our right to pay dividends on our capital stock in the event we have failed to make any required payment of interest or principal under the terms of our subordinated note. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Borrowings” for further information regarding restrictions under our outstanding junior subordinated debentures and our subordinated note.

Our board of directors, executive officers and principal shareholders have significant control over our business.

As of                , 2018, our directors, executive officers and principal shareholders beneficially owned an aggregate of 5,781,581 shares of our common stock, or approximately 65% of our issued and outstanding shares of common stock, excluding 423,373 shares subject to outstanding stock options. Following the completion of this offering, that same group will beneficially own in the aggregate approximately                % of our outstanding common stock (or                % if the underwriters exercise in full their option to purchase additional shares), excluding any shares that may be purchased in this offering by our directors and executive officers through the directed share program described in “Underwriting (Conflicts of Interest) – Directed Share Program.” Consequently, our directors, executive officers and principal shareholders will be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

In addition, pursuant to separate Investment Agreements between us and CJA Private Equity Financial Restructuring Master Fund I LP, Montlake Capital II, L.P. and Montlake Capital II-B, L.P., and Steven D. Hovde, for so long as the investor owns in aggregate 4.9% or more of our outstanding common stock, we are obligated to appoint one representative of the investor to the boards of directors of the Company and the Bank, subject to any required regulatory and shareholder approvals. These designated directors each have the right to be appointed to two committees of each board of directors. We do not expect the governance rights under the Investment Agreements to terminate in connection with this offering. See “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Investment Agreements” for additional information.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds to us from this offering to support our growth, organically or through mergers and acquisitions, and for general corporate purposes, which may include the repayment or refinancing of debt and maintenance of our required regulatory capital levels. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Until we deploy the proceeds of this offering for the uses described herein, we expect to hold such proceeds in short-term investments. Investing the net proceeds to us in short-term investments will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

The holders of our existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.

In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of December 31, 2017, we had outstanding $10.0 million of subordinated debt and $3.6 million in aggregate principal amount of junior subordinated debentures issued to a statutory trust that, in turn, has issued and outstanding $3.5 million of trust preferred securities. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Our debt obligations are senior to our shares of common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. We generally have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock. To the extent that we issue additional debt obligations or junior subordinated debentures, the additional debt obligations or additional junior subordinated debentures will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our articles of incorporation authorize us to issue up to 25,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

Our primary tangible asset is the capital stock of the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses, satisfy our obligations (including our subordinated debentures and our other debt obligations). Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the Federal Reserve has the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million) or if our total annual gross revenues equal or exceed $1.07 billion in a fiscal year. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, or the Securities Act, declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have irrevocably opted out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time public companies adopt the new or revised standard.

Being a public company will increase our expenses and administrative workload and will expose us to risks relating to evaluation of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act, the Dodd-Frank Act, and related rules of the SEC and requirements of the Nasdaq Stock Market. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our expenses. Among other things, we will need to: design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board; prepare and distribute periodic reports in compliance with our obligations under the federal securities laws; establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance; institute a more comprehensive compliance function; and involve to a greater degree our outside legal counsel and accountants in the above activities.

In addition, we also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.

We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We plan to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 in our annual report for the year ending December 31, 2019. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements or the trading price of our common stock to decline. If we fail to remediate any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles that results in more than a remote likelihood that a misstatement of financial statements that is more than inconsequential will not be prevented or detected. A “material weakness” is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Provisions in our executive officers’ employment agreements could impede an attempt to replace or remove our officers or otherwise effect a change of control, which could diminish the price of our common stock.

We have entered into employment agreements with certain of our executive officers as described in the section entitled “Executive Compensation — Employment and Change in Control Agreements with Executive Officers.” The agreements with our executive officers provide for substantial payments in the event of certain types of termination of employment following a change in control. These payments may deter any transaction that would result in a change in control, which could diminish the price of our common stock.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

Our articles of incorporation and our amended and restated bylaws, or bylaws, may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our incumbent board of directors or management. Our governing documents include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

•	establish a classified board of directors, with directors of each class serving a three-year term upon completion of a phase-in period;

•	provide that directors may be removed from office without cause only by vote of 80% of the outstanding shares then entitled to vote;

•	eliminate cumulative voting in elections of directors;

•	permit our board of directors to alter, amend or repeal our bylaws or to adopt new bylaws;

•	require the request of holders of at least one-third of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	require shareholders that wish to bring business before annual meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing;

•	require that certain business combination transactions with a significant shareholder be approved by holders of two-thirds of the shares held by persons other than the significant shareholder;

•	enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Washington law, including a provision which restricts certain business combinations between a Washington corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

Furthermore, our bylaws provide that a state court located within the state of Washington (or, if no state court located within the state of Washington has jurisdiction, the United States District Court for the Western District of Washington) will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (c) any action asserting a claim against us or our directors or officers arising pursuant to the Washington Business Corporation Act, or WBCA, our articles of incorporation, or our bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our bylaws related to choice of forum. The choice of forum provision in our bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and earnings.

The return on your investment in our common stock is uncertain.

An investor in our common stock may not realize a substantial positive return on his or her investment, or may not realize any positive return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. Any statements about our management’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of forward-looking information in this prospectus should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” and elsewhere in this prospectus, as well as the following factors:

•	the overall health of the local and national real estate market;

•	the credit risk associated with our loan portfolio, and specifically with our commercial real estate loans;

•	business and economic conditions generally and in the financial services industry, nationally and within our market area;

•	our ability to maintain an adequate level of allowance for loan losses;

•	our ability to successfully manage liquidity risk;

•	our ability to implement our growth strategy and manage costs effectively;

•	the composition of our senior leadership team and our ability to attract and retain key personnel;

•	our ability to raise additional capital to implement our business plan;

•	changes in market interest rates and impacts of such changes on our profits and business;

•	the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents;

•	interruptions involving our information technology and telecommunications systems or third-party servicers;

•	our ability to maintain our reputation;

•	increased competition in the financial services industry;

•	regulatory guidance on commercial lending concentrations;

•	the effectiveness of our risk management framework;

•	the costs and obligations associated with being a public company;

•	the commencement and outcome of litigation and other legal proceedings and regulatory actions against us or to which we may become subject;

•	the extensive regulatory framework that applies to us;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, and their application by our regulators;

•	fluctuations in the value of the securities held in our securities portfolio;

•	governmental monetary and fiscal policies;

•	material weaknesses in our internal control over financial reporting; and

•	our success at managing the risks involved in the foregoing items.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $    million, or $                million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to support our growth, organically or through mergers and acquisitions, and for general corporate purposes, which may include the repayment or refinancing of debt and maintenance of our required regulatory capital levels. We do not currently have any specific plans for the net proceeds and do not have any arrangements or understandings to make any acquisitions or to establish any new branches. Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds will depend upon market conditions, among other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

DIVIDEND POLICY

General

Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not historically declared or paid dividends on our common stock and we do not intend to declare or pay dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made by our board of directors and will depend on a number of factors, including:

•	our historic and projected financial condition, liquidity and results of operations;

•	our capital levels and needs;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may pursue;

•	statutory and regulatory prohibitions and other limitations;

•	the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

•	general economic conditions; and

•	other factors that our board of directors may deem relevant.

We are not obligated to pay dividends on our common stock and are subject to certain restrictions on paying dividends on our common stock.

Dividend Restrictions

As a Washington corporation, we are subject to certain restrictions on distributions to shareholders under the WBCA. Generally, a Washington corporation is prohibited from making a distribution to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless its articles of incorporation provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding junior subordinated debentures are not made or suspended, we may be prohibited from paying dividends on our common stock. We are also subject to certain restrictions on our right to pay dividends on our capital stock in the event we have failed to make any required payment of interest or principal under the terms of our subordinated note.

We are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends on our common stock depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See “Supervision and Regulation—Bank Regulation and Supervision—Payment of Dividends.” The present and future dividend policy of the Bank is subject to the discretion of its board of directors. The Bank is not obligated to pay us dividends.

CAPITALIZATION

The following table sets forth our consolidated capitalization and regulatory capital ratios as of December 31, 2017:

•	on an actual basis;

•	on an adjusted basis, after giving effect to the net proceeds from the sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

You should read the information in this table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes to those financial statements included elsewhere in this prospectus. The outstanding share and per share data set forth in the following table have been adjusted to give effect to a one-for-five reverse stock split of our common shares completed effective May    , 2018.

	At December 31, 2017
(Dollars in thousands, except per share data)	Actual	As Adjusted
Long-Term Debt:
Subordinated debt	$9,950	$9,950
Junior subordinated debentures	3,579	3,579

Total long-term debt	13,529	13,529

Shareholders’ Equity:
Preferred stock, no par value, 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 300,000,000 shares authorized, 8,887,056 voting and 361,444 nonvoting shares issued and outstanding, actual; voting and nonvoting shares issued and outstanding, as adjusted	52,521
Retained earnings	14,134	14,134
Accumulated other comprehensive loss, net of tax	(944)	(944)

Total shareholders’ equity	65,711

Total capitalization	$79,240
Capital Ratios: (1)
Total shareholders’ equity to total assets	8.16%
Tangible equity to tangible assets (2)	8.16%
Common equity tier 1 capital ratio	10.50%
Tier 1 leverage ratio	8.95%
Tier 1 risk-based capital ratio	10.50%
Total risk-based capital ratio	13.23%
Non-owner occupied CRE/total capital (3)	354.69%
Per Share Data: (4)
Book value per share	$7.11
Tangible book value per share (5)	$7.11

(1)	Except as otherwise noted, capital ratios are for the Company.
(2)	Tangible equity to tangible assets is a non-GAAP financial measure. The most directly comparable GAAP financial measure is total shareholders’ equity to total assets. The Company had no goodwill or other intangible assets as of the date indicated. As a result, tangible equity to tangible assets is the same as total shareholders’ equity to total assets as of the date indicated.
(3)	Ratio is for the Bank and represents total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, divided by the Bank’s total risk-based capital. The ratio, as adjusted, assumes that all of the net proceeds to us from this offering will be contributed to the Bank; however, it is not currently known how the proceeds from this offering will be allocated. See “Use of Proceeds.”
(4)	Per share amounts are based on total common shares outstanding, which includes common stock and nonvoting common stock.
(5)	Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per share. The Company had no goodwill or other intangible assets as of the date indicated. As a result, tangible book value per share is the same as book value per share as of the date indicated.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our total shareholders’ equity and total capitalization by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our total shareholders’ equity, less goodwill and other intangible assets, divided by the number of outstanding common shares, which includes common stock and nonvoting common stock. The per share data set forth below have been adjusted to give effect to a one-for-five reverse stock split of our common shares effective May    , 2018.

Our tangible book value at December 31, 2017, was $65.7 million, or $7.11 per share based on the total number of shares of common stock and nonvoting common stock outstanding as of such date. After giving effect to our sale of                shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $                per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us, our as adjusted tangible book value at December 31, 2017, would have been approximately $                million, or $                per share. Therefore, under those assumptions this offering would result in an immediate increase of $                in the tangible book value per share to our existing shareholders, and immediate dilution of $                in the tangible book value per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Tangible book value per share as of December 31, 2017	$7.11
Increase in tangible book value per share attributable to this offering

Tangible book value per share after giving effect to this offering

Dilution in tangible book value per share to new investors in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our tangible book value by $                million, or $                per share, and the dilution to new investors in this offering would increase (decrease) by $                per share, assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, our as adjusted tangible book value after giving effect to this offering would be $                per share. This represents an increase in tangible book value of $                per share to existing shareholders and dilution of $                per share to new investors in this offering.

The following table sets forth information, as of December 31, 2017, regarding the shares of common stock and nonvoting common stock issued to, and consideration paid by, the existing holders of shares of common stock and nonvoting common stock and the shares of common stock to be issued to, and consideration to be paid by, investors in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $                per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Issued		Total Consideration
	Number	Percent	Amount	Percent	Average Price per Share
Existing shareholders
New investors in this offering

Total		100.00%		100.00%

Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to                , or approximately                % of the total shares of our common stock outstanding after this offering, and will result in new investors holding                 shares, or approximately                % of the total shares of our common stock outstanding after this offering.

The tables and calculations above do not give effect to:

•	668,936 shares of our common stock issuable upon the exercise of stock options, with a weighted average exercise price of $6.12 per share, that were outstanding as of December 31, 2017; and

•	500,000 additional shares of our common stock that are reserved for future issuance under our 2018 Omnibus Incentive Plan.

To the extent that any of the outstanding stock options are exercised or other equity awards are issued under our incentive plans, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular trading market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of December 31, 2017, there were approximately 575 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting (Conflicts of Interest)” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements. Unless otherwise stated, all information in this prospectus gives effect to a one-for-five reverse stock split of our common shares effective May    , 2018. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

Overview

We are a bank holding company that operates through our wholly owned subsidiary, Coastal Community Bank. We are headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. We focus on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington. We currently operate 13 full-service banking locations, 10 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and three of which are located in neighboring counties (one in King County and two in Island County). As of December 31, 2017, we had total assets of $805.8 million, total loans of $656.8 million, total deposits of $703.3 million and total shareholders’ equity of $65.7 million.

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through Coastal Community Bank, the discussion and analysis relate to activities primarily conducted by the Bank.

As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans and investments. Our primary source of funding for our loans is commercial and retail deposits. We place secondary reliance on wholesale funding, primarily borrowings from the Federal Home Loan Bank, or FHLB. Our largest expenses are salaries and related employee benefits, occupancy, interest on deposits and borrowings, data processing, and provision for loan losses. Our principal lending products are commercial real estate loans, commercial and industrial loans, and to a lesser extent residential real estate loans and consumer loans.

Key Factors Affecting our Business

Average Balances and Interest Rates

Our operating results depend primarily on our net interest income, which is the largest contributor to our net income and is the difference between the interest and fees earned on interest-earning assets (such as loans and securities) and the interest expense incurred in connection with interest-bearing liabilities (such as deposits and borrowings). Net interest income is primarily a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields and costs with respect to these assets and liabilities. Average balances are influenced by internal considerations such as the types of products we offer and the amount of risk that we are willing to assume as well as external influences such as economic conditions, competition for loans and deposits, and interest rates. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates and, in the case of loans, competition for similar products in our market area. Interest rates are often impacted by the actions of the Federal Reserve. The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by competition and by the actions of the Federal Reserve. The level of net interest income is influenced by movements in interest rates and the pace at which such movements occur, as well as the relationship between short- and long-term interest rates.

Credit Quality

We have well established loan policies and underwriting practices that have resulted in low levels of charge-offs and nonperforming assets. Through our thorough underwriting process, we strive to originate quality loans that will maintain and enhance the overall credit quality of our loan portfolio, and through our careful monitoring of our loan portfolio and prompt attention to delinquencies, we seek to minimize the impact of problem loans. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and can adversely impact our financial condition.

Operating Efficiency

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Other significant operating expenses include occupancy expense, data processing expense, director and staff expense, marketing expense, and legal and professional fees. Our operating efficiency, as measured by our efficiency ratio, has gradually improved primarily because the growth of our deposits and loans has enabled our net interest income and noninterest income to outpace our expenses. When we open new branches or make substantial investments to increase our operating capacity, our operating efficiency decreases until we generate enough growth to offset the increased costs however, prior to making such investments, we focus on how best and most expediently we can achieve the growth necessary to offset the costs of these investments or new branches.

Economic Conditions

Our business and financial performance are affected by economic conditions generally in the United States and more directly in the markets in the Puget Sound region where we operate. The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates and unemployment rates. In recent years, the Puget Sound region has experienced significant population gain, fueled in large part by the region’s technology industry, low unemployment and rising real estate values, all of which positively impacted our business.

Results of Operations

Net Income

Net income for the year ended December 31, 2017, was $5.4 million, or $0.59 per diluted share, compared to $5.0 million, or $0.54 per diluted share, for the year ended December 31, 2016. Net income for 2017 included the impact of $1.3 million in additional income tax expense that resulted from the revaluation of deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. Adjusted net income, which excludes the effect of the additional income tax expense, for the year ended December 31, 2017, was $6.7 million, or $0.73 per diluted share. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” The increase in net income over the prior year was attributable to a $3.2 million increase in net interest income and a $1.0 million decrease in the provision for loan losses, which were partially offset by an $823,000 decrease in noninterest income and an $895,000 increase in noninterest expense.

Net Interest Income

Net interest income for the year ended December 31, 2017, was $29.2 million compared to $26.0 million for the year ended December 31, 2016, an increase of $3.2 million, or 12.3%. The increase in net interest income was comprised of a $3.6 million, or 12.6%, increase in interest income offset by a $352,000, or 14.0%, increase in interest expense.

The growth in interest income was primarily attributable to a $84.3 million, or 15.8%, increase in average loans outstanding for the year ended December 31, 2017, compared to the prior year, partially offset by an eighteen basis point decrease in the yield on total loans. The increase in average loans outstanding was primarily due to our dual strategies of focusing on deepening relationships with existing borrowers and actively calling on new customers. The hiring of additional lenders also contributed to loan growth, as new lenders were able to transition many of their existing customers and pending transactions to the Bank. The decline in the yield on total loans reflects the competitive nature of the markets in which we operate, as well as the decline in interest income on our construction, land, and land development loans, which is one of our highest yielding loan categories. In 2017, the robust real estate market in the Puget Sound region resulted in newly constructed homes selling quickly, enabling builders to repay their loans more quickly and resulting in our maintaining a lower balance of construction and development loans.

The increase in interest expense for the year ended December 31, 2017, was primarily related to a $47.1 million, or 12.2%, increase in average interest-bearing deposits over the prior year. The majority of this increase is attributable to growth in core deposit accounts, which we define as deposits excluding all time deposits. Noninterest bearing deposits (such as demand or checking accounts) grew $18.4 million, or 8.2%, in 2017. Savings, interest bearing checking, and money market accounts grew $22.7 million, or 6.5%, in 2017, while customer time deposits grew $13.5 million, or 17.5%. We do not regularly advertise time deposit rates or money market rates, although we occasionally advertise promotional rates in targeted portions of our market area. Our branch managers, business development officers, and lenders collaborate to provide consistent and coordinated customer service and to seek deposits from new and existing customers.

For the year ended December 31, 2017, net interest margin (net interest income divided by average total interest-earning assets) and net interest spread (average yield on total interest-earning assets minus average cost of total interest-bearing liabilities) were 4.08% and 3.84%, respectively, compared to 4.13% and 3.90% for the year ended December 31, 2016.

The following table presents an analysis of net interest income, net interest spread and net interest margin for the periods indicated. Loan fees included in interest income totaled $542,000 and $725,000 for the years ended December 31, 2017 and 2016, respectively. For the years ended December 31, 2017 and 2016, the amount of interest income not recognized on nonaccrual loans was not material.

	For the Year Ended December 31,
	2017			2016
	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost
(Dollars in thousands)
Assets:
Interest earning assets:
Interest-bearing deposits	$58,418	$666	1.14%	$57,810	$402	0.70%
Investment securities, available for sale (1)	34,618	512	1.48	30,722	324	1.05
Investment securities, held to maturity (1)	1,640	22	1.34	2,023	40	1.98
Other investments	2,886	138	4.78	2,697	124	4.60
Loans (2)	618,452	30,775	4.98	534,186	27,570	5.16

Total interest earning assets	716,014	32,113	4.48	627,438	28,460	4.54

Allowance for loan losses	(7,849)			(6,739)
Noninterest earning assets	40,775			36,698

Total assets	$748,940			$657,397
Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Interest-bearing deposits	$431,628	$2,139	0.50%	$384,566	$2,118	0.55%
FHLB advances and other fed funds	1,761	27	1.53	5,814	51	0.88
Subordinated debt	9,943	587	5.90	4,244	252	5.94
Junior subordinated debentures	3,578	122	3.41	3,569	102	2.86

Total interest-bearing liabilities	446,910	2,875	0.64	398,193	2,523	0.63

Noninterest bearing deposits	233,054			197,779
Other liabilities	3,256			2,989
Total shareholders’ equity	65,720			58,436

Total liabilities and shareholders’ equity	$748,940			$657,397
Net interest income		$29,238			$25,937
Net interest spread			3.84			3.90
Net interest margin (3)			4.08			4.13

(1)	For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.
(2)	Includes nonaccrual loans.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to volume.

	Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)
Interest income:
Interest-bearing deposits	$7	$257	$264
Investment securities, available for sale	58	130	188
Investment securities, held to maturity	(5)	(13)	(18)
Other investments	9	5	14
Loans	4,193	(988)	3,205

Total increase (decrease) in interest income	4,262	(609)	3,653
Interest expense:
Interest-bearing deposits	233	(212)	21
FHLB advances	(62)	38	(24)
Subordinated debt	336	(1)	335
Junior subordinated debentures	—	20	20

Total increase (decrease) in interest expense	507	(155)	352
Increase (decrease) in net interest income	$3,755	$(454)	$3,301

Provision for Loan Losses

The provision for loan losses is an expense we incur to maintain an allowance for loan losses at a level that is deemed appropriate by management to absorb inherent losses on existing loans. For a description of the factors taken into account by our management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”

The provision for loan losses for the year ended December 31, 2017, was $870,000 compared to $1.9 million for the year ended December 31, 2016. The decrease of $1.0 million was primarily due to loan growth totaling $60.7 million in 2017 compared to $96.9 million in 2016, as well as improved credit quality. The allowance for loan losses as a percentage of loans was 1.22% at December 31, 2017, compared to 1.27% at December 31, 2016. The lower allowance that resulted from stronger credit quality reduced the amount of provision needed for 2017.

Net charge-offs for the year ended December 31, 2017, totaled $397,000, or 0.06% of total average loans, as compared to net charge-offs of $364,000, or 0.07%, for the year ended December 31, 2016. Net charge-offs for both years were consistent on a percentage basis and were only slightly higher in 2017 as a result of higher loan balances.

Noninterest Income

Our primary sources of recurring noninterest income are deposit account service charges, loan referral fees, mortgage broker fees, and sublease and lease income. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method. For the year ended December 31, 2017, noninterest income totaled $4.2 million, a decrease of $823,000, or 16.5%, compared to $5.0 million for the year ended December 31, 2016.

The following table presents, for the periods indicated, the major categories of noninterest income:

	Year Ended December 31,		Increase (Decrease)	Percent Change
(Dollars in thousands)	2017	2016
Deposit service charges and fees	$2,617	$2,123	$494	23.3%
Loan referral fees	439	423	16	3.8
Mortgage broker fees	255	346	(91)	(26.3)
Sublease and lease income	222	234	(12)	(5.1)
Gain on sale of loans, net	102	790	(688)	(87.1)
Gain on sale of securities, net	—	160	(160)	(100.0)
Other	519	901	(382)	(42.4)

Total noninterest income	$4,154	$4,977	$(823)	(16.5)%

Deposit Service Charges and Fees. Deposit fees, which are fees from our customers for deposit-related services, constitute the largest component of our noninterest income. Service charges on deposit accounts were $2.6 million for the year ended December 31, 2017, an increase of $494,000, or 23.3%, over the prior year. The increase in deposit account service charges was primarily the result of a fee income initiative to adjust the pricing of fees, types of fees, and features of our deposit accounts, as well as growth in deposit balances. We were able to increase fees without losing customers.

Loan Referral Fees. We earn loan referral fees when we originate a variable rate loan and the borrower enters into an interest rate swap agreement with a third party to fix the interest rate for an extended period, usually 20 or 25 years. We recognize the loan referral fee for arranging the interest rate swap. By facilitating interest rate swaps to our more sophisticated clients, we are able to provide them with a long-term, fixed interest rate without the assuming the interest rate risk. Loan referral fees were $439,000 for the year ended December 31, 2017, an increase of $16,000, or 3.8%, over the prior year.

Mortgage Broker Fees. We earn mortgage broker fees for residential mortgage loans that we broker through Quicken Loans. Mortgage broker fees declined $91,000 in 2017 compared to 2016 as a result of lower volume.

Gain on Sale of Loans. We typically sell in the secondary market the guaranteed portion (generally 75% of the principal balance) of the SBA and United States Department of Agriculture loans that we originate. Gain on sale of loans declined to $102,000 in 2017 from $790,000 in 2016 as we reduced staff and restructured our underwriting and administration of this program, while reducing our focus on originating loans for sale. In 2017, we originated $4.8 million of SBA loans, compared to $7.4 million in 2016. We intend to add one or more experienced SBA lenders and increase our origination activity in 2018.

Other. This category includes a variety of other income-producing activities, annuity broker fees, and SBA servicing fees. Other noninterest income decreased $382,000, or 42.4%, in 2017 compared to 2016 due primarily to a one-time $325,000 break-up fee that was recognized in 2016 in connection with a transaction that was terminated in 2015.

Noninterest Expense

Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expense, data processing expense, director and staff expense, marketing expense, and legal and professional fees.

For the year ended December 31, 2017, noninterest expense totaled $22.4 million, an increase of $895,000, or 4.2%, compared to $21.5 million for the year ended December 31, 2016.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Year Ended December 31,		Increase (Decrease)	Percent Change
(Dollars in thousands)	2017	2016
Salaries and employee benefits	$13,383	$11,988	$1,395	11.6%
Occupancy	3,037	2,694	343	12.7
Data processing	1,777	1,995	(218)	(10.9)
Director and staff expenses	561	543	18	3.3
Excise taxes	459	357	102	28.6
Marketing	446	437	9	2.1
Legal and professional fees	355	380	(25)	(6.6)
FDIC assessments	331	367	(36)	(9.8)
Business development	294	294	—	—
OREO and repossessed assets operations, net	(23)	342	(365)	N/M
Other	1,813	2,141	(328)	(15.3)

Total noninterest expense	$22,433	$21,538	$895	4.2%

Salaries and Employee Benefits. Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, incentive compensation costs, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $13.4 million for the year ended December 31, 2017, an increase of $1.4 million, or 11.6%, compared to $12.0 million for the year ended December 31, 2016. The increase was due primarily to an increase in staffing to support our growth objectives, including hiring additional staff for our Woodinville branch, which opened in the fall of 2017, and to enhance our compliance infrastructure. As of December 31, 2017, we had 156 full-time equivalent employees, compared to 142 at December 31, 2016.

Occupancy Expenses. Occupancy expenses were $3.0 million for the year ended December 31, 2017, compared to $2.7 million for the year ended December 31, 2016. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $993,000 for the year ended December 31, 2017, and $895,000 for 2016. The increase of $343,000, or 12.7%, in occupancy expenses for 2017 compared to 2016 was primarily due to increased lease costs and higher building maintenance. We opened our 13th branch in Woodinville in the fall of 2017. This new branch increased our lease, depreciation, maintenance, and utility costs for 2017.

Data Processing. Data processing costs were $1.8 million for the year ended December 31, 2017, compared to $2.0 million for the year ended December 31, 2016. Data processing costs include all of our customer processing, computer processing, and network costs. In 2016, we upgraded our core customer processing system and achieved costs savings that enabled us to grow deposits, loans, and customers without increasing our data processing costs in 2017.

Other. This category includes dues and subscriptions, office supplies, mail services, telephone, examination fees, internal loan expenses, services charges from banks, operational losses, directors and officers insurance, donations, provision for unfunded commitments, and miscellaneous other expenses.

Other noninterest expense decreased to $1.8 million for the year ended December 31, 2017, compared to $2.1 million for the year ended December 31, 2016, a decrease of $328,000, or 15.3%. The decrease was primarily due to decreased loan expenses as we benefitted from stronger credit quality, lower mail service expenses, and lower directors and officers insurance expense.

Income Tax Expense

The amount of income tax expense we incur is impacted by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce our deferred tax assets to the amount expected to be realized.

For the year ended December 31, 2017, income tax expense totaled $4.7 million, compared to $2.5 million for the year ended December 31, 2016. The income tax expense for 2017 included $1.3 million in additional expense that resulted from the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate under the Tax Cuts and Jobs Act. Excluding the effect of the charge for revaluation of our deferred tax assets, our effective tax rates for the years ended December 31, 2017 and 2016, were 33.3% and 32.9%, respectively.

Financial Condition

Our total assets increased $65.2 million, or 8.8%, to $805.8 million as of December 31, 2017, from $740.6 million as of December 31, 2016. Our asset growth in 2017 was primarily due to $60.7 million in loan growth, which we funded primarily through growth in customer deposits.

Loan Portfolio

Our primary source of income is derived through interest earned on loans. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in the Puget Sound region. Our loan portfolio represents the highest yielding component of our earning assets.

As of December 31, 2017, loans totaled $656.8 million, an increase of $60.7 million, or 10.2%, compared to $596.1 million as of December 31, 2016. The increase was primarily due to our efforts to increase income by building a diversified loan portfolio while maintaining strong credit quality.

Loans as a percentage of deposits were 93.4% as of December 31, 2017, and 91.9% as of December 31, 2016. We are focused on serving our communities and markets by growing loans and funding those loans with customer deposits.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2017		2016
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial and industrial loans	$88,688	13.5%	$71,397	12.0%
Real estate loans:
Construction, land and land development	41,641	6.3	55,565	9.3
Residential real estate	87,031	13.3	77,361	13.0
Commercial real estate	437,717	66.6	391,046	65.5
Consumer and other loans	2,058	0.3	1,276	0.2

Gross loans	657,135	100.0%	596,645	100.0%
Net deferred origination fees	(347)		(517)

Loans	$656,788		$596,128

	As of December 31,
	2015		2014		2013
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and industrial loans	$68,347	13.7%	$51,088	11.8%	$37,511	10.4%
Real estate loans:
Construction, land and land development	44,522	8.9	37,397	8.7	29,565	8.2
Residential real estate	82,750	16.5	53,925	12.5	54,140	15.0
Commercial real estate	302,747	60.6	286,698	66.4	236,729	65.8
Consumer and other loans	1,299	0.3	2,638	0.6	2,065	0.6

Gross loans	499,595	100.0%	431,746	100.0%	360,010	100.0%
Net deferred origination fees	(409)		(627)		(693)

Loans	$499,186		$431,119		$359,317

Commercial and Industrial Loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the borrower’s ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

Commercial and industrial loans increased $17.3 million, or 24.2%, to $88.7 million as of December 31, 2017, from $71.4 million as of December 31, 2016. The increase was due, in part, to our diversification strategy, which includes sourcing loans from strong markets with good returns and risk characteristics to supplement growth in our existing markets. In 2017, we purchased $9.9 million of high-quality medical equipment loans made to doctors. The loans were individually underwritten to the Bank’s standards before being funded. We may purchase additional loans of various types in the future to support the diversification of our loan portfolio and to invest excess liquidity. We may consider additional purchases of medical equipment loans after we assess the performance of our initial purchase of loans.

Construction, Land and Land Development Loans. Construction, land and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing these loans are primarily located in the Puget Sound region and are comprised of both residential and commercial properties, including owner occupied properties and investor properties.

Construction, land and land development loans decreased $14.0 million, or 25.2%, to $41.6 million as of December 31, 2017, from $55.6 million as of December 31, 2016, as the robust real estate market in the Puget Sound region resulted in newly constructed homes selling quickly, enabling builders to repay their loans more quickly. As of December 31, 2017, we had a number of construction loans that have been approved, primarily for residential projects, where the contractor/developer had not requested the funds, resulting in our unfunded construction and development commitments to grow to $30.8 million at December 31, 2017, from $18.9 million at December 31, 2016. Because of the strong residential real estate market in the Puget Sound region, we expect to see construction and development loans continue to pay off more quickly than we have experienced historically.

Residential Real Estate Loans. We originate one-to-four family adjustable rate mortgage loans for our own loan portfolio and as a mortgage broker for Quicken Loans. Loans that we originate as a broker are not funded by us and do not appear on our balance sheet. From time to time, we purchase residential mortgages originated by other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio, meet certain regulatory requirements and increase our interest income. As of December 31, 2017, purchased residential real estate loans totaled $33.8 million. We also make one-to-four family loans to investors to finance their rental properties and to business owners to secure their business loans. As of December 31, 2017, residential real estate loans made to investors and business owners totaled $36.3 million. In addition, we originate home equity lines of credit and home equity term loans for our portfolio.

Our residential loans increased $9.6 million, or 12.4%, to $87.0 million as of December 31, 2017, from $77.4 million as of December 31, 2016. The increase was primarily a result of our diversification strategy to supplement existing loan growth with purchased loans individually underwritten to our credit standards. Most of the one-to-four family loans that we purchase are from other lenders in the Puget Sound region or in California.

Commercial Real Estate Loans. We make commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate, as well as multi-family residential loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as manufacturing and processing facilities, business parks, warehouses, retail centers, convenience stores and gas stations, hotels and motels, office buildings, mixed-use residential and commercial, and other properties. Commercial real estate loans represented 66.6% of our loan portfolio at December 31, 2017, and are our largest source of revenue.

Commercial real estate loans increased $46.7 million, or 11.9%, to $437.7 million as of December 31, 2017, from $391.0 million as of December 31, 2016. The significant increase, which occurred across the various segments of our portfolio, was due to our commitment to grow this portfolio in the Puget Sound region. We actively seek commercial real estate loans in our markets and our lenders are experienced in competing for these loans.

Consumer and Other Loans. Our consumer and other loans are comprised of personal lines of credit, automobile, boat, and recreational vehicle loans, and secured term loans. Consumer and other loans increased $782,000, or 61.3%, to $2.1 million as of December 31, 2017, from $1.3 million as of December 31, 2016. The increase in these loans was primarily a result of strong consumer confidence and economic strength in the Puget Sound region.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of December 31, 2017
(Dollars in thousands)	Due in One Year or Less	Due after One Year Through Five Years	Due after Five Years	Gross Loans
Commercial and industrial loans	$26,863	$41,744	$20,081	$88,688
Real estate loans:
Construction, land and land development	33,030	7,499	1,112	41,641
Residential real estate	17,294	18,347	51,390	87,031
Commercial real estate	29,878	117,637	290,202	437,717
Consumer and other loans	603	1,136	319	2,058

Total	$107,668	$186,363	$363,104	$657,135

The following table sets forth all loans at December 31, 2017, that are due after December 31, 2018, and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial and industrial loans	$45,168	$16,657	$61,825
Real estate loans:
Construction, land and land development	7,499	1,112	8,611
Residential real estate	16,584	53,154	69,738
Commercial real estate	136,273	271,566	407,839
Consumer and other loans	1,356	99	1,455

Total	$206,880	$342,588	$549,468

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by applicable regulations. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When loans are placed on nonaccrual status, all unpaid accrued interest is reversed from income and all interest accruals are stopped. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal balance. Loans are returned to accrual status if we believe that all remaining principal and interest is fully collectible and there has been at least six months of sustained repayment performance since the loan was placed on nonaccrual status.

We believe our conservative lending practices and active approach to managing nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall credit quality of our loan portfolio. We have established underwriting guidelines, and we also monitor our delinquency levels for any negative or adverse trends. We actively manage problem assets to reduce our risk for loss.

We had $2.1 million in nonperforming assets, including performing troubled debt restructurings, or TDRs, as of December 31, 2017, compared to $8.2 million as of December 31, 2016, and we had $2.1 million in nonperforming loans as of December 31, 2017, compared to $1.6 million as of December 31, 2016. The decrease in nonperforming assets was the result of the sale of our remaining real estate owned property and the payoff of our remaining TDRs in 2017.

The following table presents information regarding nonperforming assets at the dates indicated:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Non-accrual loans:
Commercial and industrial loans	$372	$28	$1,297	$59	$7
Real estate loans:
Construction, land and land development	—	—	—	—	46
Residential real estate	88	98	—	—	133
Commercial real estate	1,660	1,363	1,409	1,462	2,418
Consumer and other loans	—	—	—	—	—

Total non-accrual loans	2,120	1,489	2,706	1,521	2,604
Accruing loans past due 90 days or more:
Commercial and industrial loans	—	—	—	—	—
Real estate loans:
Construction, land and land development	—	122	—	—	—
Residential real estate	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer and other loans	—	—	—	—	—

Total accruing loans past due 90 days or more	—	122	—	—	—

Total non-performing loans	2,120	1,611	2,706	1,521	2,604
Real estate owned	—	1,297	1,231	3,059	1,903
Repossessed assets	—	—	100	350	790
Troubled debt restructurings, accruing	—	5,326	5,416	5,467	—

Total non-performing assets	$2,120	$8,234	$9,453	$10,397	$5,297

Total non-performing loans to total loans	0.32%	0.27%	0.54%	0.35%	0.72%
Total non-performing assets to total assets	0.26%	1.11%	1.52%	1.90%	1.24%

Potential Problem Loans

From a credit risk standpoint, we classify loans in one of five categories: pass, other loans especially mentioned, substandard, doubtful or loss. Within the pass category, we classify loans into one of the following five subcategories based on perceived credit risk, including repayment capacity and collateral security: minimal risk; low risk; modest risk; average risk; and acceptable risk. The classifications of loans reflect a judgment about the risks of default and loss given default. We review the risk ratings of our credits on an annual basis, or more frequently if circumstances warrant. Risk ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Our methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated other loans especially mentioned show clear signs of financial weaknesses or deterioration in creditworthiness; however, such concerns are not so pronounced that we generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses in the collateral for the loan. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated as doubtful have weaknesses of substandard assets that are sufficient to make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

Credits rated as loss are charged-off. We have no expectation of the recovery of any payments in respect of credits rated as loss.

The following table summarizes the internal ratings of our loans as of the dates indicated:

	As of December 31, 2017
(Dollars in thousands)	Pass	Other Loans Especially Mentioned	Substandard	Doubtful	Total
Commercial and industrial loans	$87,247	$376	$902	$163	$88,688
Real estate loans:
Construction, land and land development	39,081	2,560	—	—	41,641
Residential real estate	86,464	479	88	—	87,031
Commercial real estate	434,421	1,636	1,315	345	437,717
Consumer and other loans	2,058	—	—	—	2,058

Total	$649,271	$5,051	$2,305	$508	$657,135

	As of December 31, 2016
(Dollars in thousands)	Pass	Other Loans Especially Mentioned	Substandard	Doubtful	Total
Commercial and industrial loans	$68,606	$1,890	$901	—	$71,397
Real estate loans:
Construction, land and land development	54,324	1,119	122	—	55,565
Residential real estate	77,057	—	304	—	77,361
Commercial real estate	384,892	811	5,343	—	391,046
Consumer and other loans	1,276	—	—	—	1,276

Total	$586,155	$3,820	$6,670	—	$596,645

Allowance for Loan Losses

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of our loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, and current economic factors. See “—Critical Accounting Policies—Allowance for Loan Losses.”

In connection with the review of our loan portfolio, we consider risk elements applicable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

•	for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, professional or agricultural enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•	for commercial real estate loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•	for residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt-to-income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

•	for construction, land and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

As of December 31, 2017, the allowance for loan losses totaled $8.0 million, or 1.22% of total loans. Our allowance for loan losses as of December 31, 2017, increased by $473,000, or 6.3%, compared to December 31, 2016 primarily due to the organic growth of our loan portfolio.

The following tables present, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of or For the Year Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Allowance at beginning of period	$7,544	$5,989	$5,557	$4,268	$3,845
Provision for loan losses	870	1,919	941	1,690	1,493
Charge-offs:
Commercial and industrial loans	81	128	637	—	100
Real estate loans:
Construction, land and land development	—	—	—	15	—
Residential real estate	—	79	25	280	881
Commercial real estate	408	150	—	200	293
Consumer and other loans	11	10	3	3	144

Total charge-offs	500	367	665	498	1,318
Recoveries:
Commercial and industrial loans	3	2	7	—	—
Real estate loans:
Construction, land and land development loans	95	—	—	15	—
Residential real estate	—	—	141	77	244
Commercial real estate	—	—	8	—	—
Consumer and other loans	5	1	—	5	4

Total recoveries	103	3	156	97	248
Net charge-offs	(397)	(364)	(509)	(401)	(1,070)

Allowance at end of period	$8,017	$7,544	$5,989	$5,557	$4,268

Allowance to non-performing loans	378.16%	468.28%	221.32%	365.35%	163.90%
Allowance to total loans	1.22%	1.27%	1.20%	1.29%	1.19%
Net charge-offs to average loans	0.06%	0.07%	0.11%	0.10%	0.33%

Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio. If the Puget Sound region experiences an economic downturn, our asset quality could deteriorate or if we are successful in continuing to grow our loan portfolio, our allowance may become inadequate and material additional provisions for loan losses could be necessary.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

	As of December 31,
	2017		2016
(Dollars in thousands)	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans
Commercial and industrial loans	$1,864	13.5%	1,606	12.0%
Real estate loans:
Construction, land and land development	1,063	6.3	1,398	9.3
Residential real estate	1,343	13.2	1,495	13.0
Commercial real estate	2,014	66.6	1,474	65.5
Consumer and other loans	43	0.4	26	0.2
Unallocated	1,690	n/a	1,545	n/a

Total allowance for loan losses	$8,017	100.0%	$7,544	100.0%

	As of December 31,
	2015		2014		2013
(Dollars in thousands)	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans
Commercial and industrial loans	$1,311	13.7%	$1,028	11.8%	$391	10.4%
Real estate loans:
Construction, land and land development	1,031	8.9	1,231	8.7	299	8.2
Residential real estate	1,744	16.5	925	12.5	616	15.0
Commercial real estate	1,509	60.6	2,107	66.4	2,744	65.8
Consumer and other loans	35	0.3	39	0.6	18	0.6
Unallocated	359	n/a	227	n/a	200	n/a

Total allowance for loan losses	$5,989	100.0%	$5,557	100.0%	$4,268	100.0%

Securities

We use our securities portfolio primarily as a source of liquidity and collateral that can be readily sold or pledge for public deposits or other business purposes. At December 31, 2017, 87.1% of our investment portfolio consisted of U.S. Treasury securities. The remainder of our securities portfolio was invested in U.S. Government agency securities, agency collateralized mortgage obligations and mortgage-backed securities, and municipal bonds. Because we target a loan-to-deposit ratio in the range of 90% to 100%, we prioritize liquidity over the earnings of our securities portfolio. At December 31, 2017, our loan-to-deposit ratio was 93.4% and our securities portfolio represented less than 5% of assets. To the extent our securities represent more than 5% of assets, absent an immediate need for liquidity, we anticipate investing excess funds to provide a higher return.

As of December 31, 2017, the carrying amount of our investment securities totaled $38.3 million, an increase of $3.3 million, or 9.6%, compared to $35.0 million as of December 31, 2016. The increase in the securities portfolio was due primarily to the investment of excess cash and cash equivalent balances. Investment securities represented 4.8% and 4.7% of total assets as of December 31, 2017 and 2016, respectively.

Our investment portfolio consists of securities classified as available for sale and, to a lesser amount, held to maturity. The carrying values of our investment securities classified as available for sale are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity.

The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	As of December 31,
	2017		2016		2015
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available-for-sale:
U.S. Treasury securities	$34,794	$33,396	$29,746	$28,248	$5,991	$5,986
U.S. government securities	3,000	2,970	4,000	3,961	7,001	6,976
U.S. Agency collateralized mortgage obligations	224	221	290	289	382	380
U.S. Agency residential mortgage-backed securities	79	80	119	121	159	162
Municipal bonds	261	260	490	487	495	496

Total available-for-sale securities	38,358	36,927	34,645	33,106	14,028	14,000

Securities held-to-maturity:
U.S. Agency residential mortgage-backed securities	1,409	1,374	1,888	1,816	2,150	2,076

Total held-to-maturity securities	1,409	1,374	1,888	1,816	2,150	2,076

Total investment securities	$39,767	$38,301	$36,533	$34,922	$16,178	$16,076

All of our mortgage-backed securities and collateralized mortgage obligations are U.S. Government agency securities. As of December 31, 2017, we did not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A or second lien elements in our investment portfolio.

Our management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

As of December 31, 2017 and 2016, we did not own securities of any one issuer, other than the U.S. Government and its agencies, for which aggregate adjusted cost exceeded 10.0% of consolidated shareholders’ equity.

The following table sets forth the amortized cost of held to maturity securities and the fair value of available for sale securities, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of December 31, 2017
(Dollars in thousands)	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield

Securities available-for-sale:
U.S. Treasury securities	—	—	$4,995	1.15%	$29,799	1.58%	—	—	$34,794	1.52%
U.S. Government securities	—	—	3,000	1.50	—	—	—	—	3,000	1.50
U.S. Agency collateralized mortgage obligations	—	—	—	—	—	—	224	2.11%	224	2.11
U.S. Agency residential mortgage-backed securities	—	—	—	—	79	3.77	—	—	79	3.77
Municipal bonds	—	—	—	—	261	2.05	—	—	261	2.05

Total available-for-sale	—	—	7,995	1.28	30,139	1.59	224	2.11	38,358	1.53
Securities held to maturity:
U.S. Agency residential mortgage-backed securities	—	—	—	—	—	—	1,409	1.76	1,409	1.76

Total held to maturity	—	—	—	—	—	—	1,409	1.76	1,409	1.76
Total investment securities	—	—	$7,995	1.28%	$30,139	1.59%	$1,633	1.81%	$39,767	1.54%

Deposits

We offer a variety of deposit products that have a wide range of interest rates and terms, including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies, convenient locations, electronic delivery channels, and personalized service to attract and retain these deposits.

Total deposits as of December 31, 2017, were $703.3 million, an increase of $54.6 million, or 8.4%, compared to $648.7 million as of December 31, 2016. The increase was primarily related to our successful execution of our strategy of deepening relationships with existing customers and actively seeking new customers.

Noninterest-bearing deposits as of December 31, 2017, were $242.4 million, an increase of $18.4 million, or 8.2%, compared to $224.0 million as of December 31, 2017. The increase was due to the collaboration of our branch managers, business development offices, and lenders to grow core deposits. As a team, we actively pursue the business of new customers.

Total interest-bearing account balances as of December 31, 2017, were $370.3 million, an increase of $22.7 million, or 6.5% from $347.6 million as of December 31, 2016. The increase was due to our team focusing on growing core deposits.

Total time deposit balances as of December 31, 2017, were $90.6 million, an increase of $13.5 million, or 17.5%, from $77.1 million as of December 31, 2016. The increase in our total time deposit balances during this period was primarily attributable to the successful execution of targeted marketing campaigns in which we advertised rates in select communities within our market area.

The following table sets forth deposit balances at the dates indicated.

	As of December 31,
	2017		2016		2015
(Dollars in thousands)	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits
Demand, noninterest bearing	$242,358	34.5%	$223,955	34.5%	$173,554	31.9%
Now and money market	326,412	46.4	308,934	47.6	245,659	45.2
Savings	43,876	6.2	38,650	6.0	32,650	6.0
Time deposits less than $100,000	27,059	3.8	28,929	4.5	36,038	6.6
Time deposits $100,000 and over	63,590	9.0	48,194	7.4	55,681	10.2

Total	$703,295	100.0%	$648,662	100.0%	$543,582	100.0%

The following table sets forth the Company’s time deposits of $100,000 or more by time remaining until maturity as of the dates indicated:

(Dollars in thousands)	As of December 31, 2017
Maturity Period:
Three months or less	$6,510
Over three through six months	8,324
Over six through 12 months	14,185
Over 12 months	34,571

Total	$63,590

Average deposits for the year ended December 31, 2017, were $664.7 million, an increase of $82.4 million, or 14.2%, compared to the year ended December 31, 2016. The increase in average deposits was primarily due to our continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances and the results of business development efforts by our business development officers, branch managers and lenders.

The average rate paid on total interest-bearing deposits was 0.50% for the year ended December 31, 2017, compared to 0.55% for the year ended December 31, 2016. The following table presents the average balances and average rates paid on deposits for the periods indicated:

	For the Year Ended December 31,
	2017		2016
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Demand, noninterest bearing	$233,054	—	$197,780	—
Now and money market	312,573	0.40%	265,880	0.44%
Savings	41,844	0.03	35,929	0.07
Time deposits less than $100,000	26,851	0.84	32,175	0.90
Time deposits $100,000 and over	50,360	1.29	50,582	1.25

Total deposits	$664,682	0.32%	$582,346	0.36%

The ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2017 and 2016, was 35.1% and 34.0%, respectively.

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in the Puget Sound region and their impact on interest paid on deposits, as well as the ongoing execution of our growth strategies. Cost of total interest-bearing liabilities is calculated as total interest expense divided by average total interest-bearing deposits plus average total borrowings. Our cost of total interest-bearing liabilities was 0.64% and 0.63% for the years ended December 31, 2017 and 2016, respectively. The decrease in our cost of deposits in 2017 was primarily due to pricing tactics used in the latter part of 2016 to lower our deposit costs prior to interest rates increasing. Our last rate reduction was in December 2016. In 2017, we limited our deposit rates increases and received almost a full year savings on the rate reductions we deployed in 2016.

Borrowings

We have the ability to utilize short-term to long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below.

Federal Home Loan Bank (FHLB) Advances. The FHLB allows us to borrow against our line of credit, which is collateralized by certain loans. As of December 31, 2017 and 2016, total borrowing capacity of $59.3 million and $60.2 million, respectively, was available under this arrangement. As of December 31, 2017, FHLB advances totaled $20.0 million, compared to $15.0 million at December 31, 2016.

Junior Subordinated Debentures. In 2004, we issued $3.6 million in junior subordinated debentures to Coastal (WA) Statutory Trust I, or the Trust, of which we own all of the outstanding common securities. The Trust used the proceeds from the issuance of its underlying common securities and preferred securities to purchase the debentures issued by the Company. These debentures are the Trust’s only assets and the interest payments from the debentures finance the distributions paid on the preferred securities. The debentures bear interest at a rate per annum equal to the 3-month LIBOR plus 2.10%. The effective rate as of December 31, 2017 and 2016, was 3.69% and 3.06%, respectively. We generally have the right to defer payment of interest on the debentures at any time or from time to time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the debentures. During any such extension period, distributions on the trust’s preferred securities will also be deferred, and our ability to pay dividends on our common stock will be restricted. The Trust’s preferred securities are mandatorily redeemable upon maturity of the debentures, or upon earlier redemption as provided in the indenture. If the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. We unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the Trust Securities subject to certain exceptions, the redemption price with respect to any Trust securities called for redemption and amounts due if the Trust is liquidated or terminated.

Subordinated Debt. In 2016, the Company issued a subordinated note to a commercial bank in the amount of $10.0 million. The note matures on August 1, 2026, and bears interest at the rate of 5.65% per year for five years and, thereafter, at a rate equal to The Wall Street Journal prime rate plus 2.50%. Principal payments of $500,000 per quarter commence November 1, 2021. We may redeem the subordinated note, in whole or in part, without premium or penalty after July 29, 2021, subject to any required regulatory approvals.

	As of or For the Year Ended December 31,
(Dollars in thousands)	2017	2016	2015
Maximum amount outstanding at any month-end during period:
FHLB advances	$20,000	$15,800	$16,800
Average balance outstanding during period:
FHLB advances	$1,752	$5,791	$7,123
Weighted average interest rate during period:
FHLB advances	1.34%	0.84%	0.86%
Balance outstanding at end of period:
FHLB advances	$20,000	$15,000	$16,800
Weighted average interest rate at end of period:
FHLB advances	1.63%	0.81%	0.55%

Liquidity and Capital Resources

Liquidity Management

Liquidity refers to our capacity to meet our cash obligations at a reasonable cost. Our cash obligations require us to have cash flow that is adequate to fund loan growth and maintain on-balance sheet liquidity while meeting present and future obligations of deposit withdrawals, borrowing maturities and other contractual cash obligations. In managing our cash flows, management regularly confronts situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints in accessing sources of funds and the ability to convert assets into cash. Changes in economic conditions or exposure to credit, market, and operational, legal and reputational risks also could affect the Bank’s liquidity risk profile and are considered in the assessment of liquidity management.

We continually monitor our liquidity position to ensure that our assets and liabilities are managed in a manner to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. Management has established a comprehensive process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the Bank, liquidity risk management is fully integrated into our risk management processes. Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the board of directors and active involvement by management; appropriate strategies, policies, procedures, and limits used to manage and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems that are commensurate with the complexity of our business activities; active management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding sources; adequate levels of highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; contingency funding policies and plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the Bank’s liquidity risk management process.

Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash on hand, cash at third-party banks, investments available-for-sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are routinely available to us include funds from retail, commercial, and wholesale deposits, advances from the FHLB and proceeds from the sale of loans. Less commonly used sources of funding include borrowings from the Federal Reserve discount window, draws on established federal funds lines from unaffiliated commercial banks and the issuance of debt or equity securities. We believe we have ample liquidity resources to fund future growth and meet other cash needs as necessary.

The Company is a corporation separate and apart from our Bank and, therefore, must provide for its own liquidity, including liquidity required to meet its debt service requirements on its subordinated note and junior subordinated debentures. The Company’s main source of cash flow has been through equity and debt offerings. The Company has consistently retained a portion of the funds from equity and debt offerings so that is has sufficient funds for its operating and debt costs for the next two or three years. In addition, the Bank can declare and pay dividends to the Company to meet the Company’s debt and operating expenses. There are statutory and regulatory limitations that affect the ability of the Bank to pay dividends to the Company. We believe that these limitations will not impact the ability of the Bank to pay dividends to the Company to meet ongoing operating needs. For contingency purposes, the Company maintains a minimum level of cash to fund one year’s projected operating cash flow needs and the Bank manages to a minimum liquidity ratio of 10% of assets. Both of these minimum liquidity levels are on-balance sheet sources. Per policy and the Bank’s liquidity contingency plan, in event of a liquidity emergency the Bank can utilize wholesale funds in an amount up to 30% of assets. Since the Bank uses only a small portion of its borrowing capacity, the Bank has access to funds if needed in a liquidity emergency.

Capital Adequacy

Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital levels relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank level. The Company will become subject to regulatory capital requirements once its consolidated assets exceed $1.0 billion. See “Supervision and Regulation—Bank Regulation and Supervision— Capital Adequacy” for additional discussion regarding the regulatory capital requirements applicable to the Bank.

As of each of December 31, 2017 and 2016, the Bank was in compliance with all applicable regulatory capital requirements, and the Bank was classified as “well capitalized” for purposes of the Federal Reserve’s prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents the Bank’s regulatory capital ratios as of the dates presented, as well as the regulatory capital ratios that are required by Federal Reserve regulations to maintain “well-capitalized” status:

(Dollars in thousands)	Actual		Minimum Regulatory Requirement		Minimum Regulatory Requirement for “Well-Capitalized” Institution under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Common Equity Tier 1 risk-based capital ratio (to risk-weighted assets)	$77,756	11.67%	$29,984	4.50%	$43,311	6.50%
Leverage Capital (to average assets)	77,756	9.94	31,280	4.00	35,366	5.00
Tier 1 Capital ( to risk-weighted assets)	77,756	11.67	39,979	6.00	53,306	8.00
Total Capital (to risk-weighted assets)	85,983	12.90	53,306	8.00	66,632	10.00
As of December 31, 2016
Common Equity Tier 1 risk-based capital ratio (to risk-weighted assets)	71,525	11.60	27,748	4.50	40,081	6.50
Leverage Capital (to average assets)	71,525	10.11	28,293	4.00	35,366	5.00
Tier 1 Capital ( to risk-weighted assets)	71,525	11.60	36,998	6.00	49,330	8.00
Total Capital (to risk-weighted assets)	79,233	12.85	49,330	8.00	61,663	10.00

Contractual Obligations

The following table summarizes contractual obligations and other commitments to make future payments (other than non-time deposit obligations), which consist of future cash payments associated with our contractual obligations, as of December 31, 2017.

		As of December 31, 2017
		Payments Due by Period
(Dollars in thousands)	Total	Less than 1 Year	1 to 2 Years	2 to 5 Years	More than 5 Years
Contractual Cash Obligations
Time deposits	$90,649	$44,473	$32,957	$13,219	$—
FHLB advances	20,000	20,000	—	—	—
Subordinated note	10,000	—	—	2,500	7,500
Junior subordinated debentures	3,609	—	—	—	3,609
Deferred compensation	1,811	175	350	526	760
Operating lease payments	6,856	995	1,970	1,826	2,065
Capital lease payments	137	66	71	—	—

For a discussion of our borrowings, see “– Financial Condition – Borrowings.”

We believe that will we be able to meet our contractual obligations as they come due. Adequate cash levels are expected through profitability, repayments from loans and securities, deposit gathering activity, access to borrowing sources and periodic loan sales.

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets.

Our commitments associated with outstanding commitments to extend credit and standby and commercial letters of credit are summarized below. Since commitments associated with commitments to extend credit and letters of credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of December 31,
(Dollars in thousands)	2017	2016
Commitments to extend credit:
Residential real estate	$12,488	$11,436
Construction – residential real estate	27,447	12,488
Construction – commercial real estate	3,343	6,367
Commercial and industrial	38,958	29,352
Other	5,603	8,007

Total commitments to extend credit	$87,839	$67,650

Standby letters of credit	$2,004	$611

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management’s credit evaluation of the customer.

Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers.

Quantitative and Qualitative Disclosures about Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. Our objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset Liability Committee, or ALCO, of the Bank and reviewed by the Asset Liability and Investment Committee of our board of directors in accordance with policies approved by our board of directors. ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, ALCO considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, ALCO reviews liquidity, cash flows, maturities of deposits and consumer and commercial deposit activity. Management employs various methodologies to manage interest rate risk including an analysis of relationships between interest-earning assets and interest-bearing liabilities and interest rate simulations using a model. The Asset Liability and Investment Committee of our board of directors meets quarterly to review the Bank’s interest rate risk profile, liquidity position, including contingent liquidity, and investment portfolio.

We use interest rate risk simulation models to test interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. Average life of non-maturity deposit accounts are based on historical decay rates and assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run multiple simulations under two different premises of which one is a static balance sheet and the other is a dynamic growth balance sheet. The static balance sheet approach produces results that show the interest risk currently inherent in our balance sheet at that point in time. The dynamic balance sheet includes our projected growth levels going forward and produces results that shows how net income, net interest income, and interest risk change based on our projected growth. These simulations test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic approaches, rates are shocked instantaneously and ramped over a 12-month horizon assuming parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulations are also conducted and involve analysis of interest income and expense under various changes in the shape of the yield curve including a forward curve, flat curve, steepening curve, and an inverted curve. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one- and two-year period should not decline by more than 10% for a 100 basis point shift, 15% for a 200 basis point shift, 20% for a 300 basis point shift, and 25% for a 400 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

	Estimated Increase (Decrease) in Net Interest Income
Change in Market Interest Rates	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
Immediate Shifts
+400 basis points	13.2%	16.0%
+300 basis points	9.7	11.8
+200 basis points	6.4	7.8
+100 basis points	3.2	3.9
-100 basis points	(2.8)	(2.9)
-200 basis points	(8.1)	(6.5)
-300 basis points	(10.4)	(8.8)
Dynamic Balance Sheet and Rate Shifts
+400 basis points	16.1	17.5
+300 basis points	11.9	12.9
+200 basis points	7.8	8.5
+100 basis points	3.9	4.2
-100 basis points	(3.6)	(3.4)
-200 basis points	(9.8)	(7.5)
-300 basis points	(12.5)	(9.9)

The results illustrate that the Bank is asset sensitive and generally performs better in an increasing interest rate environment. The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes to those financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Critical Accounting Policies

Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1 to our consolidated financial statements included elsewhere is this prospectus. We believe that of our accounting policies, the following may involve a higher degree of judgment and complexity:

Securities

Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income. Securities within the available for sale portfolio may be used as part of our asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts.

Interest earned on these assets is included in interest income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized using the level-yield method, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates debt securities for other-than-temporary impairment, or OTTI, on at least an annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement, and (2) OTTI related to other factors, which is recognized in other comprehensive income, net of applicable taxes. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the security.

Loans Held for Investment

Loans held for investment are those that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Loans are typically secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income using a level yield methodology and a method approximating the level yield methodology.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, the Company estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, the Company assesses the risk inherent in the Company’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, the Company records a provision for loan losses to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses inherent in the Company’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company’s allowance, and therefore the Company’s financial position, liquidity or results of operations.

Transfers of Financial Assets

Management accounts for the transfers of financial assets as sales when control over the assets has been surrendered. Control is surrendered when the assets have been isolated, a transferee obtains the right to pledge or exchange the transferred assets and there is no agreement to repurchase the assets before their maturity. Management believes the loan participations sold subject to this guidance met the condition to be treated as a sale. For securities sold under agreements to repurchase, these do not meet the sale criteria and are included in securities available for sale and repurchase agreements are reflected on the consolidated balance sheets.

Stock-based Compensation

We grant stock options and restricted stock to our employees and directors. We record the related compensation expense based on the grant date fair value calculated in accordance with the authoritative guidance issued by FASB. We recognize these compensation costs on a straight-line basis over the requisite service period of the award. We estimate the grant date fair value of stock options using the Black-Scholes valuation model. Stock-based compensation expense related to awards of restricted stock is based on the fair value at the grant date.

The determination of fair value using the Black-Scholes model is affected by the price of our common stock, as well as the input of other subjective assumptions. These assumptions include, but are not limited to, the expected term of stock options and our stock price volatility. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, based on our board of directors’ assessment of objective and subjective factors that it believed were relevant. The factors considered by our board of directors included the prices of known transactions in our common stock, the book value per share of our common stock, and our board of directors’ understanding of pricing multiples for comparable financial institutions that are not publicly traded.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Emerging Growth Company

The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have decided not to take advantage of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Our decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recently Issued Accounting Pronouncements

For a discussion of the expected impact of accounting pronouncements recently issued but not adopted by us as of December 31, 2017, see Note 1 of our consolidated financial statements as of and for the years ended December 31, 2017 and 2016, included elsewhere in this prospectus.

BUSINESS

Our Company

We are a bank holding company that operates through our wholly owned subsidiary, Coastal Community Bank. We are headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. We focus on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington. We believe that the size, growth and economic strength of the Puget Sound region provide us with significant opportunities for long-term growth and profitability. We currently operate 13 full-service banking locations, 10 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and three of which are located in neighboring counties (one in King County and two in Island County). As of December 31, 2017, we had total assets of $805.8 million, total loans of $656.8 million, total deposits of $703.3 million and total shareholders’ equity of $65.7 million.

Our History and Growth

We are a Washington corporation that was formed on July 9, 2003, to become the holding company for Coastal Community Bank, which commenced operations in 1997 and to which we refer in this prospectus as the Bank. The Bank was formed by local business leaders who recognized the opportunity to create a bank that could meet the financial needs of the community, make decisions locally and support the communities it serves.

We have focused on achieving our growth organically, without engaging in mergers or branch acquisitions. Including the negative impact of the Tax Cuts and Jobs Act on our earnings in 2017, our net income and earnings per share for fiscal year 2017 were $5.4 million and $0.59, respectively. The following tables illustrate our income and balance sheet growth as of or for the years ended on December 31, 2017, 2016, 2015, 2014 and 2013 (dollars in millions except per share amounts):

(1)	Adjusted net income and adjusted earnings per share for the year ended December 31, 2017 exclude the impact of the revaluation of our deferred tax assets as a result of the reduction in the corporate income tax rate as a result of the Tax Cuts and Jobs Act. See our reconciliation of non-GAAP financial measures to our most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” See also “Selected Historical Consolidated Financial Data.”
(2)	We define core deposits more narrowly than many other banks and institutional data services. For us, core deposits consist of total deposits less all time deposits.

Competitive Strengths

We believe the following strengths differentiate us from our competitors and position us to execute our business strategy successfully:

Premier local bank in the Puget Sound region. We are the largest locally headquartered bank in Snohomish County, measured by deposit market share. Our success has made us attractive to lenders who prefer to work in a community bank setting and customers who seek the personal attention of a community bank. As further described in “Our Markets” below, we believe that our primary market, the Puget Sound region, which is located in northwest Washington, provides us with an advantage over other community banks in Washington in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. We believe that the net proceeds of this offering to us will enable us to serve larger customers through higher legal lending limits. Additionally, having publicly traded common stock will further enhance our ability to attract and retain talented bankers. We intend to continue expanding our physical presence in Snohomish and neighboring counties and believe we can continue to increase our market share in the Puget Sound region and surrounding counties.

Attractive core deposit franchise. We have a valuable deposit franchise supported by a substantial level of core deposits, which we define as total deposits less all time deposits, and a high level of noninterest bearing accounts. As of December 31, 2017, core deposits comprised 87.1% of total deposits and 93.3% of total loans, while noninterest bearing core deposits comprised 34.5% of total deposits, up from 30.6% at December 31, 2013. None of our deposits were brokered or internet-sourced deposits at December 31, 2017. Our core deposit base results from our emphasis on banking relationships over transactional banking. We believe that our robust core deposit generation is powered by our strong personal service, visibility in our communities, broad commercial banking and treasury management product offerings, and convenient services such as remote deposit capture and commercial internet banking. We also employ deposit-focused business development officers to generate deposit relationships.

The following table illustrates the improvement of our core deposit base as a percent of total deposits and as a percent of total loans:

Scalable operating model. We have invested in employees and infrastructure to enhance and expand our capabilities and support the growth of our franchise. In particular, we strive to adopt the latest technology to better serve our customer base and improve our operational efficiency. These investments include increasing staffing of our credit administration, finance and information technology departments and developing a full range of commercial and consumer banking services. We offer our retail customers internet and mobile banking with peer-to-peer payments. We offer our commercial customers internet banking, remote deposit capture and online treasury management tools. In addition, we use online tools to streamline the origination of small commercial loans. We believe these investments will support our future growth in a cost-effective manner. Our investments in technology and infrastructure have provided us with a scalable operating platform and organizational infrastructure that will allow us to continue to improve our operating leverage and continue our growth without significant investments in the near term.

Experienced senior management team. Our leadership team consists of experienced banking executives with strong ties to our markets, many of whom have experience working at larger financial institutions.

•	Eric M. Sprink, our President and Chief Executive Officer, has over 27 years of experience in the financial services industry, including 12 years in the Puget Sound region. Prior to joining the Company in 2006, Mr. Sprink held leadership positions with several financial institutions in corporate finance, retail banking, commercial lending, private banking and trust management.

•	Joel G. Edwards, our Chief Financial Officer, has over 32 years of experience in the financial services industry, including 23 years in the Puget Sound region. He has served as chief financial officer for both privately held and publicly traded Washington banking institutions. Mr. Edwards joined the Company as Chief Financial Officer in 2012.

•	Russ A. Keithley, our Chief Lending Officer, has over 28 years of experience in the financial services industry, all in the Puget Sound region. Prior to joining the Company in 2012, Mr. Keithley served as chief lending officer and chief credit officer at other financial institutions.

Diversified loan portfolio. We have an attractive loan mix, with 13.5% commercial and industrial, or C&I, loans, 26.0% owner-occupied commercial real estate, or CRE, loans, 31.8% non-owner-occupied CRE loans and 13.2% one- to four-family residential loans. Approximately 39.5% of our loan portfolio is comprised of owner-operated business loans, which includes C&I and owner-occupied CRE loans on a combined basis, and 46.9% of our portfolio consists of loans for investor-owned properties and projects, which includes non-owner-occupied CRE loans, multi-family loans and construction and land development loans on a combined basis. We believe that our knowledgeable and prudent approach to real estate lending results in relatively lower losses caused by defaults, as compared to other types of commercial lending.

Owner-Operated Businesses
39.5%
Investor Real Estate
46.9%
Owner-Operated Businesses
39.5%
Investor Real Estate
46.9%

Well positioned for a rising rate environment. In anticipation of a rising rate environment, we have focused our business to emphasize the origination of floating-rate loans in our real estate loan portfolio and limited the number of long-term, fixed-rate loans. As of December 31, 2017, approximately 58.7% of our total loan portfolio had floating or adjustable interest rates. Additionally, we currently fund the majority of our loan portfolio with core deposits, which represented 93.3% of loans as of December 31, 2017, and which we believe will re-price more slowly than our assets. As of December 31, 2017, our one-year cumulative re-pricing gap to total assets of 26% was in the 80th percentile of banks nationwide, according to data obtained through S&P Global Market Intelligence, or S&P Global.

Disciplined underwriting and credit administration. Our management and credit administration team fosters a strong risk management culture supported by comprehensive policies and procedures for credit underwriting, funding, and loan administration and monitoring that we believe has enabled us to establish excellent credit quality. We monitor categories of lending activity within our portfolio and establish sub-limits that we review regularly and adjust in response to changes in our lending strategy and market conditions.

The positive impact of our disciplined underwriting and credit administration is demonstrated in the graph below, which shows the decrease in our nonperforming assets and our charge-off history as of and for the twelve months ended December 31, 2017, 2016, 2015, 2014 and 2013.

Our Business Strategy

We position ourselves as an attractive local community bank alternative to larger, more impersonal financial services companies. We believe that banking industry consolidation and branch rationalizations have led to an underserved base of small and medium sized businesses, many of which prefer to bank with a local financial institution with agile, highly responsive decision-making capabilities. Our management team’s experience and established presence in our market area gives us valuable insight into the local market, allowing us to recruit talented lenders and attract high-quality customer relationships. We seek to develop long-term relationships by offering a wide array of deposit and treasury products and services to complement our loan products and by delivering high-quality customer service.

The following is a more detailed description of our business strategy:

Strategically expand. We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share, and we believe that the Puget Sound region specifically has significant organic growth opportunities. We have pursued measured growth through strategic de novo branch expansion. In the last five years, we have added five branches: two in 2013, two in 2015 and one in 2017. As we identify attractive communities for expansion, we seek branch managers, lenders and business development officers prior to establishing a physical presence in any area. We intend to continue expanding our physical presence in Snohomish and neighboring counties when good opportunities that meet our requirements become available.

While acquisitions have not been a driver of our historic growth, we periodically evaluate opportunities to expand through strategic acquisitions. We believe there are several community banks that could be a natural fit for our franchise and could meaningfully enhance our value, and we follow a disciplined approach when evaluating any acquisition opportunities.

Organically grow our loan portfolio and lending staff. We have successfully expanded our loan portfolio by training and encouraging the growth of our junior lenders and by recruiting additional lenders in our existing and target markets. We believe we will benefit from our commitment to developing the next generation of talented lenders. We have created a culture in which our more seasoned lenders train their junior counterparts, enabling them to generate additional loan relationships as they mature in the business. Additionally, by actively involving junior lenders, our senior lenders gain additional flexibility to expand their own relationships. In addition to developing our junior lenders, we seek to hire additional seasoned lending teams. We believe we are an attractive destination for top talent because we offer a platform of sophisticated product and service capabilities as well as the freedom and flexibility to follow customers in our market area without imposing strict territorial limitations on our lenders. Additionally, we believe that having a marketable common stock as the result of this offering will assist us in recruiting talented personnel through our having the ability to offer the possibility of stock-based incentive compensation. We believe that our commitment to the development of our lenders will lead to long-term continuity in personnel and the recruitment and retention of high-quality lenders in our markets.

Fund growth through core deposits. We fund our loan growth primarily through customer deposits, as reflected by our ratios of core deposits to total deposits and core deposits to total loans of 87.1% and 93.3%, respectively, as of December 31, 2017. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek deposit relationships with our loan customers. We also employ business development officers to generate these relationships. We attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products and convenient services such as remote deposit capture and commercial internet banking.

Dedication to community banking. We attribute our success to our adherence to the basic principles of community banking: we know our markets and our customers, and we are meaningfully contributing members of our communities. Our employees volunteer with, serve on the boards of and contribute to dozens of local organizations, and, in 2017, we contributed the most volunteer hours per employee of the 75 companies ranked by the Puget Sound Business Journal. We empower our employees of all levels to make appropriate decisions on customer products and services. By creating expectations of high-quality service and enabling our employees to deliver that service, we believe we have created an environment that attracts both employees and customers.

Increase utilization of technology. We actively explore opportunities to use technology to improve efficiency, deliver superior service and drive growth without compromising our underwriting standards. We have installed cash recyclers in every branch, deployed automatic teller machines, automated portions of the origination process for commercial loans and implemented instant issuance of debit and credit cards. We also provide commercial internet banking, remote deposit capture and online treasury management tools, as well as mobile and internet banking and peer-to-peer payment capabilities. We work diligently to make banking easier for small business owners, enabling them to focus on their businesses. Additionally, we actively recognize and monitor the potential impacts that emerging technologies may have on the banking landscape. We periodically evaluate strategic partnerships with technology-focused companies that we believe will benefit our employees, customers and shareholders, generate additional fee income, enhance our product offerings, monitor our enterprise risk, or otherwise enable us to identify process or cost efficiencies.

Our Markets

We define our market broadly as the Puget Sound region in the state of Washington, which encompasses the Seattle MSA, the metropolitan areas of Olympia, Bremerton and Mount Vernon, and Island County. The Seattle MSA includes Snohomish County (which contains the city of Everett), King County (which contains the cities of Seattle and Bellevue) and Pierce County (which contains the city of Tacoma). The Puget Sound region, which comprises over 60% of the population of the state of Washington as well as the number of businesses located therein, according to data obtained through S&P Global, is a growing market, currently with a population of approximately 4.6 million, over 178,000 businesses and $115 billion of deposits. We believe that the Puget Sound region specifically has significant organic growth opportunities.

The following table shows certain demographic information regarding our market area:

		Total	Percent of Coastal Deposits	Population				Median Household Income	January 2018 Unemployment Rate
	Number	Deposits in			Growth
	of Coastal	Market		2018	2013-2018	2018-2023	Number of
Market Area	Branches	($ in millions)		Estimated	Estimated	Projected	Businesses
Puget Sound Region
Seattle-Tacoma-Bellevue MSA	11	$104,715	91.1%	3,885,514	9.0%	6.7%	150,558	$82,186	4.7%
King County (Seattle & Bellevue)	1	81,779	71.2%	2,198,918	9.7%	7.0%	96,918	90,281	4.2%
Snohomish County (Everett)	10	11,640	10.1%	807,101	10.0%	6.8%	23,864	83,174	4.7%
Pierce County (Tacoma)	0	11,296	9.8%	879,495	6.6%	6.0%	29,776	65,896	6.0%
Olympia-Tumwater MSA	0	3,539	3.1%	282,330	8.0%	6.5%	11,709	66,766	5.6%
Bremerton-Silverdale MSA	0	3,046	2.7%	270,215	3.6%	5.0%	10,443	72,338	5.5%
Mount Vernon-Anacortes MSA	0	2,466	2.1%	126,007	5.1%	5.1%	5,639	60,361	6.3%
Island County	2	1,134	1.0%	84,841	6.0%	5.2%	3,354	64,150	6.1%

Total Puget Sound Region	13	$114,900	100.0%	4,648,907	8.5%	6.6%	178,349

Sources: S&P Global and the U.S. Bureau of Labor Statistics.

We are the largest locally headquartered bank by deposit market share in Snohomish County, according to data from the FDIC, as of June 30, 2017, at which date we had a five percent deposit market share in Snohomish County. We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share in Snohomish County. In light of our market position and our business strategy, we do not regularly compete for commercial or retail deposits in the city of Seattle, and we believe this strategic decision has enabled us to generate low cost core deposits to fund our loan growth.

The following table shows our market position in Snohomish County:

					Deposit
		In-Market	Deposits	Number	Market
	Overall	HQ	in Market	of	Share
Institution (Headquarter State)	Rank	Rank	($ in millions)	Branches	(%)
Bank of America Corp. (NC)	1		$2,561	21	22.0%
JPMorgan Chase & Co. (NY)	2		1,757	25	15.1%
Wells Fargo & Co. (CA)	3		1,480	19	12.7%
U.S. Bancorp (MN)	4		710	12	6.1%
KeyCorp (OH)	5		583	18	5.0%
Coastal Financial Corp. (WA)	6	1	578	10	5.0%
Union Bank of California (CA)	7		545	8	4.7%
Opus Bank (CA)	8		438	6	3.8%
Heritage Financial Corp. (WA)	9		418	8	3.6%
Washington Federal Inc. (WA)	10		416	9	3.6%

Total For Institutions In Market	25	6	$11,640	180

Note: Deposits are as of June 30, 2017, the most recent deposit data available from the FDIC.

Snohomish County. Our headquarters are located in Everett, Washington, which is the largest city in, and the county seat of, Snohomish County with a population of approximately 113,000 as of January 1, 2018. Snohomish is the third largest county by population in the state of Washington, with an estimated population of approximately 800,000 as of January 1, 2018, and the second largest county by total deposits, with $11.6 billion in total deposits as of June 30, 2017, according to data obtained through S&P Global.

The Snohomish County economy is one of the strongest in the United States, boasting a rapidly growing population with a median annual household income of $83,174, the second highest in Washington and significantly above the national average, and a low unemployment rate of 4.2%, in each case as of January 2018. Snohomish has seen consistent growth in service-providing jobs, which account for more than 72% of the jobs in the county. Jobs related to trade, transportation and utilities, retail, and education and health services are the largest sub-categories of service-providing jobs. The Boeing Company, which employed 34,500 people in 2017, is the largest employer in Snohomish County. The second and third largest employers in Snohomish County, Providence Regional Medical Center and the Tulalip Tribes employed 4,775 and 3,200 full-time employees in 2017, respectively, and the U.S. Navy has a meaningful presence in Everett and was the fourth largest employer in Snohomish County in 2017. In addition, Paine Field in Everett will open to commercial air traffic in 2018, and Southwest Airlines, Alaska Airlines, and United Airlines have announced plans to add routes to and from Paine Field, primarily to and from cities in the western United States. We believe this development will lead to further population growth and increase economic development in Snohomish County.

Snohomish County is a large, addressable market with a lower cost of doing business relative to neighboring King County, which includes the cities of Seattle and Bellevue. Based on available data, we believe that a significant portion of the Snohomish County population consists of a mobile commuter work force with relatively easy access to nearby technology and industrial centers. Our location in Snohomish County enables us to have a lower cost structure and lower cost deposits, compared to banks in King County, while also providing us ready access to its larger economy.

King County. King County borders Snohomish County to the south and is the largest county by population in the state of Washington. It is the 13th largest county in the United States with an estimated population of 2.2 million and total deposits of $82 billion as of June 30, 2017, according to the FDIC’s Summary of Deposits. Additionally, the population growth of King County was the second fastest in Washington from 2013 to 2018. While we do not have significant physical presence in King County, our locations in Snohomish County enable us to take advantage of the abundant lending and business opportunities there.

King County, which contains the city of Seattle, boasts headquarters to 10 Fortune 500 companies, including Amazon, Costco, Microsoft and Starbucks. Additionally, 31 Fortune 500 companies currently operate research and engineering hubs in Seattle, as compared to seven companies in 2010, according to The Atlantic. Seattle has become a favored location for technology companies and, according to CBRE Group, Inc., is currently one of the top two tech markets in the United States, ranking behind only the San Francisco Bay Area.

Our Banking Services

Lending Activities

We focus primarily on commercial lending, with an emphasis on commercial real estate. We offer a variety of loans to business owners, including commercial and industrial loans and commercial real estate loans secured by owner-occupied commercial properties. We also offer non-owner occupied commercial real estate loans, multi-family loans, and construction and development loans to investors and developers. To a lesser extent, we also offer residential real estate loans and consumer loans.

Commercial and Industrial Loans. We make commercial and industrial loans, including term loans, Small Business Administration, or SBA, loans, commercial lines of credit, working capital loans, equipment financing, borrowing base loans, and other loan products, that are underwritten on the basis of the borrower’s ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty from the borrower or principal. Our commercial lines of credit typically have a term of one year and have variable interest rates that adjust monthly based on the prime rate. Other commercial and industrial loans generally have fixed interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee, is obtained. As of December 31, 2017, we had $88.7 million of commercial and industrial loans. These loans had a weighted average maturity of approximately 3.4 years.

We participate in the SBA 7(a) program in order to meet the needs of our small business community. As an approved participant in the SBA Preferred Lender’s Program, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA’s 7(a) program provides up to a 75% guaranty for loans greater than $150,000. For loans $150,000 or less, the program provides up to an 85% guaranty. The maximum 7(a) loan amount is $5 million. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper closing and servicing by the lender. As such, prudent underwriting and closing processes are essential to effective utilization of the 7(a) program. We typically sell in the secondary market the SBA-guaranteed portion (generally 75% of the principal balance) of the SBA loans we originate. As of December 31, 2017, we had $18.2 million of SBA loans in our portfolio, of which $2.8 million was guaranteed by the SBA.

Commercial and industrial loans are often larger and involve greater risks than other types of lending. Because payments on commercial loans are often dependent on the operating cash flows of the borrower’s business, repayment of these loans is often more sensitive to adverse conditions in the general economy, which in turn increases repayment risk. We also face the risk that losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations due to the larger average size of commercial loans as compared with other loans, such as residential loans, as well as collateral that is generally less readily marketable than collateral for consumer loans, such as residential real estate and automobiles.

Commercial Real Estate. We make commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate, as well as multi-family residential loans. Loans secured by owner-occupied real estate comprised 26.0% of our commercial real estate portfolio at December 31, 2017. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as manufacturing and processing facilities, business parks, warehouses, retail centers, convenience stores and gas stations, hotels and motels, office buildings, mixed-use residential and commercial, and other properties. We originate both fixed- and adjustable-rate loans with terms up to 20 years. Fixed-rate loans typically amortize over a 10-to-25 year period with balloon payments at the end of five to ten years. Adjustable-rate loans are generally based on the prime rate and adjust with the prime rate or are based on term equivalent Federal Home Loan Bank rates. At December 31, 2017, approximately 31.1% of the commercial real estate loan portfolio consisted of fixed rate loans. Loan amounts generally do not exceed 75% of the lesser of the appraised value or the purchase price.

We make loans under the SBA 504 program to small businesses to provide funding for the purchase of real estate. Under this program, we provide up to 90% financing of the total purchase cost, represented by two loans to the borrower. The first lien loan is generally a long-term, fully amortizing, fixed-rate loan made in the amount of 50% of the total purchase cost. The second lien loan is a short-term, interest only, adjustable rate loan made in the amount of 40% of the total purchase cost, which is generally paid off within three to six months after full receipt of loan proceeds from a certified development corporation that provides long-term financing directly to the borrower. At December 31, 2017, we held $11.5 million in first lien SBA 504 loans.

Our multi-family residential loan portfolio is comprised of loans secured by apartment buildings, residential mixed-use buildings and, to a lesser extent, senior living centers.

Commercial real estate lending with respect non-owner occupied properties typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to investors to be secured by well-managed properties with adequate margins and generally obtain a guaranty from responsible parties.

Construction, Land and Land Development Loans. We make loans to established builders to construct residential properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. We also make loans for the acquisition of undeveloped land. Construction loans are typically disbursed as construction progresses and carry either fixed or variable interest rates. Our construction and development loans typically have terms that range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period and mature at the completion of construction.

Construction and land development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the sale or refinance of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, we face the risk of having inadequate security for the repayment of the loan. Further, if we foreclose on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

Residential Real Estate. We originate adjustable-rate mortgage, or ARM, loans for our portfolio and operate as a mortgage broker for Quicken Loans for customers who want a 15-year to 30-year, fixed-rate mortgage loan. Our ARM loans typically do not meet the guidelines for sale in the secondary market due to characteristics of the property, the loan terms or exceptions from agency underwriting guidelines, which enables us to earn a higher interest rate. We also originate home equity lines of credit and home equity term loans for our portfolio. Home equity lines of credit have variable interest rates, while home equity term loans are fixed for up to 5-1/2 years but can be amortized up to a maximum of 180 months with a balloon payment at maturity.

We purchase residential mortgages originated by other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio, meet certain regulatory requirements and increase our interest income. These loans purchased typically have a fixed rate with a term of 15 to 30 years, and are collateralized by one-to-four family residential real estate. We have a defined set of credit guidelines that we use when evaluating these loans. Although purchased loans were originated and underwritten by another institution, our mortgage, credit, and compliance departments conduct an independent review of each underlying loan that includes re-underwriting each of these loans to our credit and compliance standards. As of December 31, 2017, we held $33.8 million in purchased residential real estate mortgage loans.

Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Consumer and Other Loans. We make a variety of loans to individuals for personal and household purposes, including auto, boat and recreational vehicle loans and secured term loans. We also offer unsecured lines of credit including overdraft protection. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan.

Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as a loss of employment, divorce, or unexpected medical costs.

Credit Administration and Loan Review

We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process that includes the following:

•	understanding the customer’s financial condition and ability to repay the loan;

•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

•	observing appropriate loan-to-value guidelines for collateral secured loans;

•	maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our management credit committee, Chief Executive Officer, Chief Credit Officer and other personnel in accordance with our loan policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the loan policy. Any loan policy exceptions are fully disclosed to the approving authority.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. Although we grade and classify our loans internally, we engage an independent third-party professional firm to perform regular loan reviews and confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before they create a loss. We record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded from a pass grade to a watch or substandard grade based on one or more standard loan grading factors, our relationship manager (who is typically the loan officer) and credit team members engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Concentrations of Credit Risk

Most of our lending activity is conducted with businesses and individuals in our market area. As of December 31, 2017, approximately 86% of the loans in our loan portfolio (measured by dollar amount) were secured by real estate, or made to borrowers who live or conduct business, in the Puget Sound region. As a result, a substantial majority of our loan portfolio is dependent upon the economic environment of the Puget Sound region. We have a limited number of loans secured by properties located outside of the Puget Sound region, most of which are made to borrowers who are well-known to us because they are headquartered or reside within our market area.

Our total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans represented 354.7% of the Bank’s total risk-based capital at December 31, 2017. Interagency guidance on commercial real estate concentrations describe sound risk management practices, which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. We believe we have implemented these practices in order to monitor concentrations in commercial real estate in our loan portfolio.

Lending Limits

Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level. The dollar amounts of the Bank’s lending limit increases or decreases as the Bank’s capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to better manage the risk and exposure involved with larger loans and to meet the lending needs of its customers requiring extensions of credit in excess of Bank or regulatory limits.

The Bank’s legal lending limit as of December 31, 2017, on loans to a single borrower was $17.2 million, and is expected to increase following the completion of this offering.

Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations also follow all limits established by applicable law.

Deposit Products

Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products, including a variety of checking and savings accounts, time deposits, and money market accounts. We also provide a wide range of deposit services, including debit cards, remote deposit capture, online banking, mobile banking, and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We emphasize obtaining deposit relationships at loan origination. Our focus on relationship banking combined with our robust business banking services has led to approximately 78% of our loan customers having deposit relationships with us as of December 31, 2017.

Investments

As of December 31, 2017, the fair value of our investment portfolio, which represented 4.8% of assets, totaled $38.3 million and had an average effective yield of 1.54% and an estimated duration of approximately 6.1 years. The primary objectives of the investment portfolio are to provide a source of liquidity and provide collateral that can be readily sold or pledge for public deposits or other business purposes. At December 31, 2017, 87.1% of our investment portfolio consisted of U.S. Treasury securities. The remainder of our securities portfolio is invested in U.S. Government agency securities, agency collateralized mortgage obligations and mortgage-backed securities, and municipal bonds. We regularly evaluate the composition of our investment portfolio as the interest rate yield curve changes and may sell or pledge investment securities from time to time to adjust our exposure to interest rates or to provide liquidity to meet loan demand.

Competition

We operate in a highly competitive industry and in a highly competitive market. Commercial real estate lending in the Puget Sound region attracts keen competition from large banking institutions with national operations, as well as mid-sized regional banking institutions. We compete with other community banks, savings and loan associations, credit unions, mortgage companies, insurance companies, finance companies and other financial intermediaries. The primary factors driving competition for deposits are customer service, interest rates, fees charged, branch locations and hours, online and mobile banking functionality, and the range of products offered. The primary factors driving competition for our lending products are customer service, range of products offered, price, reputation, and quality of execution. We believe the Bank is a strong competitor in our markets, however other competitors have certain advantages over us. Among them, many large institutions have the ability to finance extensive advertising campaigns, maintain extensive branch networks and make larger technology investments, and to offer services which we do not offer. The higher capitalization of the larger banking institutions permits them to have higher lending limits than those of the Bank. Some of our competitors have other advantages, such as tax exemption in the case of credit unions, and to some extent, lesser regulation in the case of mortgage companies and finance companies.

According to the FDIC, we are the 19th largest insured depository institution in the Seattle MSA and the sixth largest insured depository institution in Snohomish County, as measured by deposits as of June 30, 2017.

Information Technology Systems

We have made and continue to make significant investments in our information technology systems and staff for our banking and lending operations and treasury management activities. We believe this investment will support our continued growth and enable us to enhance our capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. We utilize a nationally recognized software vendor, and their support allows us to outsource our data processing. Our internal network and e-mail systems are outsourced to a third party and we have a back-up site in Glendale, Arizona. This back-up site provides for redundancy and disaster recovery capabilities.

The majority of our other systems including our electronic funds transfer, transaction processing and our online banking services are hosted by third-party service providers. The scalability of this infrastructure will support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster.

Our Employees

As of December 31, 2017, we had 156 full-time equivalent employees. None of our employees are parties to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or earnings.

Our Properties

Our corporate headquarters is located at 5415 Evergreen Way, Everett, WA 98203. In addition to our corporate headquarters, which includes our Evergreen branch, we operated 12 other branch offices as of December 31, 2017. We own our corporate headquarters and three of our other branch offices and lease the remainder of our branch offices. The leases on our branch offices expire in 2021 through 2029. We believe that these facilities and additional or alternative space available to us are adequate to meet our needs for the foreseeable future.

SUPERVISION AND REGULATION

General

Insured banks, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Washington DFI, the Board of Governors of the Federal Reserve, the FDIC and the CFPB. Furthermore, tax laws administered by the Internal Revenue Service, or IRS, and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, securities laws administered by the SEC and state securities authorities, anti-money laundering laws enforced by the Treasury Department and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development and agencies such as Ginnie Mae and Freddie Mac, and SBA regulations with respect to small business loans, have an impact on our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our operations and results, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of insured banks, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, sensitivity to market risk and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to us and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Bank Holding Company Regulation

Since we own all of the capital stock of the Bank, we are a bank holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control 5% or more of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of the above transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources includes a focus on capital adequacy, which is discussed in the section entitled “—Bank Regulation and Supervision—Capital Adequacy.” The Federal Reserve also considers the effectiveness of the institutions in combating money laundering, including a review of the anti-money laundering program of the acquiring bank holding company and the anti-money laundering compliance records of a bank to be acquired as part of the transaction. Finally, the Federal Reserve takes into consideration the extent to which the proposed transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Under the BHC Act, if well-capitalized and well-managed, we or any other bank holding company located in Washington may purchase a bank located outside of Washington without regard to whether such transaction is prohibited under state law. Conversely, a well-capitalized and well-managed bank holding company located outside of Washington may purchase a bank located inside Washington without regard to whether such transaction is prohibited under state law. In each case, however, restrictions may be placed under state law on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute. For example, Washington law currently prohibits a bank holding company from acquiring control of a Washington-based financial institution until the target financial institution has been in operation for at least five years.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person’s or company’s acquiring “control” of a bank holding company. Under a rebuttable presumption established by the Federal Reserve pursuant to the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company would constitute acquisition of control of the bank holding company if no other person will own, control, or hold the power to vote a greater percentage of that class of voting stock immediately after the transaction or the bank holding company has registered securities under the Exchange Act. In addition, any person or group of persons acting in concert must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding voting stock of a bank holding company, the right to control in any manner the election of a majority of the company’s directors, or otherwise obtaining control or a “controlling influence” over the bank holding company.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities in connection with the foregoing;

•	leasing personal or real property under certain conditions;

•	operating a non-bank depository institution, such as a savings association;

•	engaging in trust company functions in a manner authorized by state law;

•	financial and investment advisory activities;

•	discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, thereby permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	engaging in other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	engaging in the United States in activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking or other financial operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

For us to qualify to become a financial holding company, we must be well-capitalized and well-managed. In addition, the Bank and any other depository institution subsidiary we control must be well-capitalized and well-managed and must have a CRA rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act and a Federal Reserve regulation require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one FDIC-insured bank or thrift subsidiary, each of the bank holding company’s subsidiary FDIC-insured depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result of a bank holding company’s source of strength obligation, a bank holding company may be required to provide funds to a bank subsidiary in the form of subordinate capital or other instruments which qualify as capital under bank regulatory rules.

Repurchase or Redemption of Securities

A bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, is required to give the Federal Reserve prior written notice of any purchase or redemption of its own then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve.

Bank Regulation and Supervision

The Bank is subject to extensive federal and state banking laws and regulations that impose restrictions on and provide for general regulatory oversight of the operations of the Bank. These laws and regulations are generally intended to protect the safety and soundness of the Bank and the Bank’s depositors, rather than our shareholders. The following discussion describes the material elements of the regulatory framework that applies to the Bank.

Since the Bank is a commercial bank chartered under the laws of the state of Washington and is a member of the Federal Reserve System, it is primarily subject to the supervision, examination and reporting requirements of the Federal Reserve and the Washington DFI. The Federal Reserve and the Washington DFI regularly examine the Bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to take enforcement action to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. The Bank’s deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous federal and state statutes and regulations that affect its business, activities and operations.

Branching

Under current Washington law, the Bank may open branch offices throughout Washington with the prior approval of the Washington DFI. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Washington. Under federal law, the Bank may establish branch offices with the prior approval of the Federal Reserve. Federal law allows a bank to branch into a new state by setting up a new branch if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch.

FDIC Insurance and Other Assessments

The Bank’s deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act (currently $250,000 per deposit account), and the Bank pays assessments to the FDIC for that coverage. Under the FDIC’s risk-based deposit insurance assessment system, an insured institution’s deposit insurance premium is computed by multiplying the institution’s assessment base by the institution’s assessment rate. An institution’s assessment base equals the institution’s average consolidated total assets during a particular assessment period, minus the institution’s average tangible equity capital (that is, Tier 1 capital) during such period. For banks with less than $10.0 billion in total consolidated assets, the assessment rate is calculated using a financial ratios method based on a statistical model estimating the bank’s probability of failure over three years utilizing seven financial ratios (leverage ratio; net income before taxes/total assets; nonperforming loans and leases/gross assets; other real estate owned/gross assets; brokered deposit ratio; one year asset growth; and loan mix index) and a weighted average of supervisory ratings components. The current rule fixes the range of assessment rates from 1.5 basis points for an institution posing the least risk, to 30 basis points for an institution posing the most risk; and will further lower the range of assessment rates if the reserve ratio of the Deposit Insurance Fund increases to 2% or more. Banks with over $10.0 billion in total consolidated assets are required to pay a surcharge of 4.5 basis points on their assessment basis, subject to certain adjustments. The FDIC may also impose special assessments from time to time.

In addition to its risk-based insurance assessments, the FDIC also imposes Financing Corporation, or FICO, assessments to help pay the $780 million in annual interest payments on the approximately $8 billion of bonds issued in the late 1980s as part of the government rescue of the savings and loan industry. For the fourth quarter of 2017, the bank’s FICO assessment was equal to 0.11%, or 0.44% annually, per $100 of assessment base. FICO assessments will continue until all outstanding bonds mature in 2019.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act

The CRA requires that, in connection with examinations of insured depository institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. The Federal Reserve’s evaluation of the Bank’s record of performance under the CRA is publicly available. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could result in additional requirements and limitations being imposed on the bank. Additionally, we must publicly disclose the terms of certain CRA-related agreements. The Bank received a Satisfactory rating at its most recent evaluation dated September 25, 2017.

Interest Rate Limitations

Interest and other charges collected or contracted for by the Bank are subject to applicable state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

The Bank’s loan and deposit operations are subject to a number of federal consumer protection laws, including:

•	the Federal Truth in Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Real Estate Settlement Procedures Act, imposing requirements on the settlement and servicing of residential mortgage loans;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status or certain other prohibited factors in all aspects of credit transactions;

•	the Fair Credit Reporting Act, or FCRA, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by debt collectors;

•	the Service Members Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

•	the Gramm-Leach-Bliley Act, governing the disclosure and safeguarding of sensitive non-public personal information of our clients;

•	the Right to Financial Privacy Act, imposing a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	the Electronic Funds Transfer Act governing automatic deposits to and withdrawals from deposit accounts and clients’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	the rules and regulations of the CFPB and various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

The Federal Reserve has adopted risk-based and leverage capital adequacy requirements, pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. The federal banking regulators have adopted regulations implementing the Basel Capital Adequacy Accord, or Basel III, which had been approved by the Basel member central bank governors in 2010 as an agreement among the countries’ central banks and bank regulators on the amount of capital banks and their holding companies must maintain as a cushion against losses and insolvency. The U.S. Basel III rule’s minimum capital to risk-weighted assets requirements are a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0%. The minimum leverage ratio (Tier 1 capital to total assets) is 4.0%. Bank holding companies with assets of less than $1 billion that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC, such as the Company, are exempt from the Federal Reserve’s risk-based-capital and leverage rules.

In order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must maintain a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. Phase-in of the capital conservation buffer requirements began on January 1, 2016, and the requirements will be fully phased in on January 1, 2019. The capital conservation buffer requirement for 2018 is 1.875%. A banking organization with a buffer greater than 2.5% once the capital conservation buffer is fully phased in would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. A banking organization also would be prohibited from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. Effectively, the Basel III framework will require the Bank to meet minimum risk-based capital ratios of (i) 7% for common equity Tier 1 capital, (ii) 8.5% Tier 1 capital, and (iii) 10.5% total capital, once it is fully phased in. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income. When the rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the prompt corrective action, or PCA, well-capitalized thresholds, which are described below under “—Prompt Corrective Action.”

The U.S. Basel III rule includes stringent criteria for capital instruments to qualify as Tier 1 or Tier 2 capital. For instance, the rule effectively disallows newly-issued trust preferred securities as a component of a holding company’s Tier 1 capital. However, depository institution holding companies with less than $15 billion in total assets may permanently include non-qualifying instruments that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 in Additional Tier 1 or Tier 2 capital until they redeem such instruments or until the instruments mature. At December 31, 2017, the Company had $3.6 million of non-qualifying instruments includable in Tier 1 capital that were issued prior to May 19, 2010.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a banking institution could subject the institution to a variety of enforcement remedies available to federal regulatory authorities, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits, and other restrictions on its business.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of “prompt corrective action” to resolve the problems of undercapitalized insured depository institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all insured depository institutions are placed. The federal banking agencies have specified by regulation the relevant capital thresholds and other qualitative requirements for each of those categories. For an insured depository institution to be “well-capitalized” under the PCA framework, it must have a common equity Tier 1 capital ratio of 6.5%, Tier 1 capital ratio of 8.0%, a total capital ratio of 10.0%, and a leverage ratio of 5.0%, and must not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by its primary federal regulator to meet and maintain a specific capital level for any capital measure. At December 31, 2017, the Bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. An undercapitalized institution has a capital ratio below any one of four thresholds: a common equity Tier 1 risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, or a leverage ratio of 4.0%. The severity of the action depends upon the capital category in which the institution is placed. For example, institutions in all three undercapitalized categories are automatically restricted from paying distributions and management fees, whereas only an institution that is significantly undercapitalized or critically undercapitalized is restricted in its compensation paid to senior executive officers. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Such a plan must include a guarantee from the institution’s bank holding company that the institution will comply with the plan until the institution has been adequately capitalized on average during each of the four consecutive calendar quarters. The holding company’s obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary institution’s assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with Federal Reserve approval.

The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. This scrutiny has increased during recent years, as the economic downturn that began in the late 2000s negatively affected the liquidity of many financial institutions. Various bank regulatory publications, including Federal Reserve SR 10-6 (Funding and Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions.

The U.S. federal banking regulators have introduced two new liquidity metrics for large banking organizations. The first metric is the “liquidity coverage ratio,” and it aims to require a financial institution to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the “net stable funding ratio,” and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

The federal banking regulators finalized the liquidity coverage ratio in September 2014, and proposed the net stable funding ratio in May 2016. While the liquidity coverage ratio and the proposed net stable funding ratio only apply to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is dividends the Bank pays to us as the Bank’s sole shareholder. Statutory and regulatory limitations apply to the Bank’s payment of dividends to us as well as to our payment of dividends to our shareholders. One consequence of the requirement that a bank holding company serve as a source of strength to its subsidiary banks is a the Federal Reserve policy that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Washington corporate law that prevent distributions to shareholders if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, in deciding whether or not to declare a dividend of any particular size, our board of directors must consider our and the Bank’s current and prospective capital, liquidity, and other needs.

The Washington DFI and the Federal Reserve also regulate the Bank’s dividend payments. Under Washington law, a state-chartered bank may not pay a dividend in an amount greater than its retained earnings without approval. Under Federal Reserve regulations, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Federal Reserve.

The Bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates and Insiders

The Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in securities issued by affiliates;

•	assets a bank may purchase from affiliates;

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates;

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate;

•	a bank’s transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and

•	a bank’s derivative transactions with an affiliate to the extent they create credit exposure to the affiliate.

Subject to various exceptions, the total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, the above transactions also must meet specified collateral requirements and safety and soundness requirements. Under no circumstances may a bank purchase a low-quality asset from an affiliate.

The Bank is also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits a bank from engaging in the above transactions with affiliates, as well as other types of transactions set forth in Section 23B, unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions between the bank and third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There are also individual and aggregate limitations on loans to insiders and their related interests. The aggregate amount of insider loans generally cannot exceed the institution’s total unimpaired capital and surplus. Insiders and banks are subject to enforcement actions for knowingly entering into insider loans in violation of applicable restrictions.

Single Borrower Credit Limits

Under federal law, total loans and extensions of credit to a borrower may not exceed 15% of the Bank’s unimpaired capital and surplus. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is fully collateralized by readily marketable collateral. Under Washington law, total loans and extensions of credit to a borrower may not exceed 20% of the Bank’s capital and surplus.

Commercial Real Estate Concentration Limits

In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate, or CRE, loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total CRE loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. As of December 31, 2017, the Bank’s total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represented 354.7% of its capital, thus exceeding the 300% target. However, the increase in the portfolio over the preceding 36 months was less than 50%.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting non-public personal information of their clients. Clients generally may prevent financial institutions from sharing non-public personal information with nonaffiliated third parties except under certain circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly offering a product or service with a nonaffiliated financial institution. Additionally, financial institutions generally are prohibited from disclosing consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Cybersecurity

Federal banking agencies pay close attention to the cybersecurity practices of banks and their holding companies and affiliates. The interagency council of the agencies, the Federal Financial Institutions Examination Council, or FFIEC, has issued several policy statements and other guidance for banks as new cybersecurity threats arise. FFIEC has recently focused on such matters as compromised customer credentials and business continuity planning. Examinations by the banking agencies now include review of an institution’s information technology and its ability to thwart cyberattacks.

Consumer Credit Reporting

The FCRA imposes, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, to place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	requirements for entities that furnish information to consumer reporting agencies to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate;

•	requirements for mortgage lenders to disclose credit scores to consumers in certain circumstances; and

•	limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the Bank Secrecy Act and USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a “know your customer” program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the Treasury Department , the Financial Crimes Enforcement Network, but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

The Treasury Department’s Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or the Bank must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Overdraft Fees

Federal Reserve Regulation E restricts banks’ abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

The Dodd-Frank Act

As final rules and regulations implementing the Dodd-Frank Act have been adopted, this law has significantly changed and is significantly changing the bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this “Supervision and Regulation” section. The following items provide a brief description of certain other provisions of the Dodd-Frank Act that may be relevant to us and the Bank.

•	The Dodd-Frank Act imposed new requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of new consumer protections, including limitations, subject to exceptions, on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower’s “ability to repay” a residential mortgage loan. Final rules implementing these latter statutory requirements became effective in 2014.

•	The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

•	The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires national securities exchanges to require listed companies to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials; and (v) directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB, an independent federal bureau within the Federal Reserve System having broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the consumer financial privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with more than $10.0 billion in assets. Smaller institutions, including the Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB has proposed or issued a number of important rules affecting a wide range of consumer financial products. The changes resulting from the Dodd-Frank Act and CFPB rulemakings and enforcement policies may impact the profitability of our business activities, limit our ability to make, or the desirability of making, certain types of loans, require us to change our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business or profitability. The changes may also require us to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.

The CFPB has concentrated much of its rulemaking efforts on reforms related to residential mortgage transactions. The CFPB has issued rules related to a borrower’s ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, requirements for high cost mortgages, appraisal and escrow standards and requirements for higher-priced mortgages. The CFPB has also issued rules establishing integrated disclosure requirements for lenders and settlement agents in connection with most closed end, real estate secured consumer loans; and rules which, among other things, expand the scope of information lenders must report in connection with mortgage and other housing-related loan applications under the Home Mortgage Disclosure Act. These rules, which become effective on a rolling basis through January 1, 2019, include significant regulatory and compliance changes and are expected to have a broad impact on the financial services industry.

With the recent change in leadership at the CFPB, the agency has released a new strategic plan and published formal requests for information on possible changes to its supervisory, enforcement and other programs. These developments suggest that the CFPB may be taking a different approach to its implementation of consumer financial protection laws, but the agency has not proposed specific changes to its regulations.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve, adopted a final rule implementing the “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading.” Banking entities also are prohibited from sponsoring or investing in private equity or hedge funds, or extending credit to or engaging in other covered transactions with affiliated private equity or hedge funds. The fundamental prohibitions of the Volcker Rule generally apply to banking entities of any size, including us, the bank and any other “affiliate” under the BHC Act.

Limitations on Incentive Compensation

In April 2016, the Federal Reserve and other federal financial agencies re-proposed restrictions on incentive-based compensation pursuant to Section 956 of the Dodd-Frank Act for financial institutions with $1 billion or more in total consolidated assets. For institutions with at least $1 billion but less than $50 billion in total consolidated assets, the proposal would impose principles-based restrictions that are broadly consistent with existing interagency guidance on incentive-based compensation. Such institutions would be prohibited from entering into incentive compensation arrangements that encourage inappropriate risks by the institution (1) by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits, or (2) that could lead to material financial loss to the institution. The proposal would also impose certain governance and recordkeeping requirements on institutions covered by the rule. Whether or when the agencies will finalize the proposal is uncertain.

MANAGEMENT

Executive Officers and Directors

The table below provides information about our executive officers and directors. Our board of directors is divided into three classes, the terms for which expire at our annual shareholder meetings in 2019, 2020 and 2021. Ages are as of December 31, 2017.

Name	Age	Position	Director Term Expires
Executive Officers:
Eric M. Sprink	46	President, Chief Executive Officer and Director	2021
Joel G. Edwards	57	Chief Financial Officer	n/a
Russ A. Keithley	52	Chief Lending Officer	n/a
John J. Dickson	57	Chief Operations Officer	n/a
Non-Employee Directors:
Andrew P. Skotdal	47	Chairman of the Board of Directors	2020
Christopher D. Adams	38	Vice Chairman of the Board of Directors	2019
Andrew R. Dale	51	Director	2021
John M. Haugen, Jr.	69	Director	2020
Steven D. Hovde	62	Director	2019
Thomas D. Lane	48	Director	2019
Jack T. Thompson	47	Director	2021
Gregory A. Tisdel	63	Director	2020

Executive Officers

The following is a brief discussion of the business and banking background and experience of our executive officers, including their business experience during the last five years.

Eric M. Sprink serves as our President and Chief Executive Officer. Mr. Sprink joined the Company in late 2006 as President and Chief Operating Officer and became Chief Executive Officer in 2010. Mr. Sprink began his banking career working for Security Pacific Bank while enrolled at Arizona State University. He assumed increasing levels of responsibility in the areas of retail operations, consumer and commercial lending and wealth management with Security Pacific Bank and its successor, Bank of America. He then moved to Centura Bank, where he held management positions in retail operations and corporate finance. After Centura Bank was acquired, he held senior management positions at Washington Trust Bank and Global Credit Union. Mr. Sprink is active in industry trade groups and is a director and past chairman of the Community Bankers of Washington. Mr. Sprink received a bachelor’s degree from Arizona State University and an M.B.A. from the University of North Carolina. Mr. Sprink brings to our board of directors leadership experience, significant experience in many facets of the financial services business, and familiarity with our market area. Mr. Sprink has been a member of our board of directors since 2006.

Joel G. Edwards has served as Executive Vice President and Chief Financial Officer of the Company since 2012. Mr. Edwards is also the Executive Vice President and Chief Financial Officer of the Bank. Prior to joining the Company and Bank, Mr. Edwards was a Senior Vice President and Administration Officer at AmericanWest Bank. Prior to that experience, he was Executive Vice President and Chief Financial Officer at Viking Bank, Vice President and Chief Financial Officer at Rainier Pacific Bank, and President of the Washington Credit Union Share Guaranty Association. He also was employed in the Farm Credit System for eight years including positions as vice president responsible for administration, budget and policy. Mr. Edwards graduated magna cum laude with a bachelor’s degree in business and concentration in economics from, and completed post-graduate studies in accounting at, Eastern Washington University. He also received an M.B.A. from Eastern Washington University.

Russ A. Keithley serves as Executive Vice President and Chief Lending Officer of the Bank, positions he has held since 2015. Mr. Keithley joined the Bank in 2012 and became Senior Vice President and Chief Credit Officer in 2014. Prior to joining the Bank, he served as Senior Vice President and Chief Lending Officer of North County Bank and Manager Team Lead at InterWest Bank. Mr. Keithley graduated from the University of Washington with a bachelor’s degree in political science. He is an honors graduate of the Pacific Coast Banking School at the University of Washington.

John J. Dickson joined the Bank in 2010 and currently serves as Executive Vice President and Chief Operations Officer of the Bank. Prior to joining the Bank, he served in various roles for Frontier Financial Corporation and Frontier Bank from 1985 to 2010, most recently serving as President of Frontier Bank from 2008 to 2010. In 2010, Frontier Bank was closed by the Washington DFI, and the FDIC was named receiver. Mr. Dickson received a bachelor’s degree in business and economics from the University of Puget Sound and graduated with honors from the Graduate School of Banking at the University of Wisconsin-Madison. Mr. Dickson practiced accounting as a CPA for three years in the audit division of a large accounting firm. Mr. Dickson is past Chairman of the Washington Bankers Association.

Non-Employee Directors

The following is a brief discussion of the business experience of our non-employee directors during the last five years, which we believe qualifies them to serve in their respective capacities.

Andrew P. Skotdal serves as President of the commercial and industrial portfolios of Skotdal Real Estate, a private commercial real estate development company that develops projects as long-term investments in the northern Puget Sound region and that also operates retail and multi-family portfolios. He is also the President and co-owner of S-R Broadcasting Co., Inc., which operates radio stations serving the northern Puget Sound region. He is a member of Young Presidents Organization, a global network of young chief executives. Mr. Skotdal graduated from the University of Virginia with a bachelor’s degree in history. Mr. Skotdal brings to the board of directors leadership experience, expertise in finance and real estate and familiarity with our market area. Mr. Skotdal, who was one of the founders of the Bank, has been a member of our board of directors since 1997.

Christopher D. Adams is a partner in the law firm of Adams & Duncan, Inc., P.S. in Everett, Washington. Mr. Adams practices in the areas of corporate law, commercial real estate and tax matters. He graduated from the University of Washington with a bachelor’s degree in business and received his J.D. and M.B.A. from Gonzaga University. Mr. Adams also holds a Masters in Tax Law from the University of Washington School of Law. Mr. Adams brings to the board of directors legal expertise and familiarity with our market area. Mr. Adams has been a member of our board of directors since 2016.

Andrew R. Dale is the Managing Director of Montlake Capital, LLC, a private equity firm based in Seattle, Washington, a position he has held since 1999. He currently serves on the board of directors or managers for Montlake portfolio companies including AA Asphalting LLC, Institute for Corporate Productivity, Inc., SmartRG, Inc. and Specified Fittings, LLC. Mr. Dale began his career as an analyst in the mergers and acquisitions department at Smith Barney in New York City as a member of the bankruptcy reorganization practice. Mr. Dale is the former Vice Chair of the Board of Trustees for the Center for Infectious Disease Research, former President of the Evergreen Venture Capital Association and currently serves on the board of the Roosevelt High School Foundation. He holds an A.B. in economics from Harvard College and received his M.B.A. from Harvard Business School. Mr. Dale brings to the board of directors experience in private equity and finance. Mr. Dale has been a member of our board of directors since 2011.

John M. Haugen, Jr. is a retired businessman. From 1984 until 2007, he was the president and majority owner of Crown Photo Systems, Marysville, Washington, a leading manufacturer of equipment and supplies for the photo industry. Mr. Haugen graduated from Western Washington University with a bachelor’s degree in business administration. Mr. Haugen brings to the board of directors leadership experience and familiarity with our market area. Mr. Haugen has been a member of our board of directors since the Bank’s formation in 1997.

Steven D. Hovde is the Chairman and Chief Executive Officer at Hovde Group, LLC, an investment banking and advisory firm that serves bank and thrift clients across the United States, where he is responsible for managing its investment banking activities, the strategic development of mergers and acquisitions of bank and thrift institutions, and its private equity activities. He serves as a director of H Bancorp and as a trustee of several charitable foundations. Before co-founding Hovde Group in 1987, Mr. Hovde was Regional General Counsel and Vice President of a national commercial real estate development firm. Previous to that, Mr. Hovde served as an attorney with, Rudnick & Wolfe, which is today DLA Piper, specializing in real estate law. Prior to that, Mr. Hovde practiced accounting in Chicago as a Certified Public Accountant with Touche Ross LLP, which is today Deloitte & Touche LLP. Mr. Hovde graduated summa cum laude with a Bachelor of Business Administration, majoring in Accounting, from the School of Business at the University of Wisconsin, Madison. He also earned his law degree, cum laude, at Northwestern University. Mr. Hovde provides the board of directors with important experience and insight into the financial services industry. Mr. Hovde has been a member of our board of directors since 2011.

Thomas D. Lane is the owner and president and chief executive officer of Dwayne Lane’s Auto Family, which operates six automobile dealerships. He is active in community organizations and currently serves on the Economic Alliance Snohomish County board of trustees. Mr. Lane graduated from Western Washington University with a bachelor’s degree in business administration. Mr. Lane brings to the board of directors leadership experience and familiarity with our market area. Mr. Lane has been a member of our board of directors since the Bank’s formation in 1997.

Jack T. Thompson has been the Head of Financial Services Investments at Gapstow Capital Partners, an alternative investment firm based in New York City, since 2010. Mr. Thompson is responsible for the firm’s investments within the banking industry and is a member of the Gapstow Capital Partners Investment Committee. Prior to joining Gapstow Capital Partners, Mr. Thompson held positions at Deutsche Bank Securities, Goldman Sachs, Novantas, and Booz Allen Hamilton. He serves as a director of Esquire Financial Holdings (and its subsidiaries) in Jericho, New York and Seaside National Bank in Orlando, Florida. He previously was a Director on the Board of Pan Pacific Bank in Fremont, California. He graduated from Yale University with a bachelor’s degree in history and he received his M.B.A. with honors from the University of Chicago with concentrations in Finance and Accounting. Mr. Thompson is also a former 1st Lieutenant in the Armor Branch of the U.S. Army Reserve. Mr. Thompson provides the board of directors with important experience and insight into the financial services industry. Mr. Thompson has been a member of our board of directors since 2012.

Gregory A. Tisdel is the owner of Tiz’s Door Sales, Inc. and a member of the City of Everett Planning Commission. He serves on the Advisory Board of the Puget Sound Clean Air Agency and is past Special Advisor to the Economic Alliance Snohomish County. Mr. Tisdel is an active supporter of social, civic and cultural programs and was honored with the 2008 Henry M. Jackson Citizen of the Year Award. Mr. Tisdel has been active in community organization, including the YMCA, American Red Cross Snohomish County Chapter and Volunteers of America. Mr. Tisdel brings to the board of directors leadership experience and familiarity with our market area. Mr. Tisdel has been a member of our board of directors since 2002.

Board Composition

Our board of directors has nine members, divided into three classes. The number of directors constituting our board of directors will be fixed from time to time by resolution of our board of directors. Directors are elected for a term of three years, with one-third of the directors elected annually. Mr. Dale was appointed as a director pursuant to the terms of Investment Agreements between us and Montlake Capital II, L.P. and Montlake Capital II-B, L.P. Mr. Hovde was appointed as a director pursuant to the terms of an Investment Agreement between us and Mr. Hovde. Mr. Thompson was appointed as a director pursuant to the terms of Investment Agreements between us and CJA Private Equity Financial Restructuring Master Fund I, LP. See “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Investment Agreements.”

Board Leadership Structure

Our board of directors does not have a formal policy requiring the separation of the roles of Chief Executive Officer and Chairman of the Board. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the governance and nominating committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Sprink serving as our Chief Executive Officer and Mr. Skotdal as Chairman of the Board, reinforcing the leadership role of our board of directors in its oversight of our business and affairs.

Director Independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors not later than the first anniversary date of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, impose several requirements with respect to the independence of our directors. Our board of directors has undertaken a review of the independence of each director in accordance with these rules. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Andrew P. Skotdal, Christopher D. Adams, Andrew R. Dale, Steven D. Hovde, Thomas D. Lane, Jack T. Thompson and Gregory A. Tisdel do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules. In making this determination, our board of directors considered relationships that each director has with the Company, including the transactions described under the section entitled “Certain Relationships and Related Party Transactions.” Our board of directors has determined that Mr. Adams is independent for purposes of his service on the board of directors but at the time of completion of this offering will not satisfy the heightened independence requirements for audit committee members because of the fact that his law firm provides legal services to us. We will avail ourselves of the transition period in Rule 10A-3(b)(1)(iv)(A) under the Securities Act, under which Mr. Adams can continue to serve on the audit committee until the one year anniversary of the listing date. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

Certain Relationships

There is no family relationship between any of our directors or executive officers.

Committees of Our Board of Directors

The standing committees of our board of directors include an audit committee, a compensation committee, and a governance and nominating committee. The responsibilities of these committees are described below. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The following table summarizes the expected membership of each of the committees of the board of directors upon completion of this offering:

Name	Audit Committee	Compensation Committee	Governance and Nominating Committee
Andrew P. Skotdal			Member
Christopher D. Adams*	Chair	Member
Andrew R. Dale	Member		Member
John M. Haugen, Jr.
Steven D. Hovde		Member	Member
Thomas D. Lane	Member	Member	Chair
Jack T. Thompson		Member	Member
Eric M. Sprink
Gregory A. Tisdel		Chair

*	Mr. Adams may serve on the Audit Committee for up to one year from the Company’s listing date pursuant to the transition period provided in Rule 10A-3(b)(1)(iv)(A) under the Securities Act.

Audit Committee. The audit committee assists the board of directors in discharging its duties related to the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence and performance, the performance of our internal audit function, our accounting and financial reporting process and financial statement audits. Among other things, upon completion of this offering, the responsibilities of the audit committee will include:

•	being responsible for the appointment, compensation, retention and oversight of the independent auditors;

•	reviewing the annual and quarterly financial statements with management and the independent auditors;

•	overseeing internal audit activities;

•	pre-approving all audit and permissible non-audit services to be performed by our independent auditors;

•	authorizing, reviewing and approving the audit committee report to be included in our annual proxy statement;

•	reviewing and approving any related party transactions;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the committee’s performance and the adequacy of the audit committee charter on an annual basis.

We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. Before completion of this offering, the charter will be available on our website at www.coastalbank.com.

On or before the one year anniversary of the listing date, the audit committee will be composed solely of members who satisfy the applicable independence, financial literacy and other requirements of the Nasdaq Stock Market for audit committees. Upon completion of this offering, at least one of the members of the audit committee will be an “audit committee financial expert.”

Compensation Committee. The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee include:

•	overseeing the Company’s overall compensation structure, policies and programs, and assessing whether the Company’s compensation structure establishes appropriate incentives for management and employees;

•	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer, evaluating at least annually the chief executive officer’s performance in light of these goals and objectives, and recommending the chief executive officer’s compensation level based on this evaluation;

•	in collaboration with the chief executive officer, reviewing and evaluating the performance of the Company’s executive officers and approving such other executive officers’ compensation and benefits;

•	reviewing, administering and making recommendations to our board of directors with respect to our incentive compensation and equity-based plans;

•	reviewing and making recommendations to our board of directors regarding any employment or severance arrangements or plans;

•	reviewing the Company’s incentive compensation arrangements to determine whether they encourage any excessive risk-taking, reviewing at least annually the relationship between risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk;

•	retaining such compensation consultants, legal counsel or other advisors as the compensation committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation and oversight of work of such consultants, counsels and advisors;

•	preparing a report on executive compensation for inclusion in the Company’s annual meeting proxy statement;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	developing a succession plan for our executive officer positions, reviewing it periodically and developing and evaluating potential candidates for succession; and

•	reviewing the committee’s performance and the adequacy of the compensation committee charter on an annual basis.

The compensation committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Before completion of this offering, the charter will be available on our website at www.coastalbank.com. Upon completion of this offering, the compensation committee will be composed solely of members who satisfy the applicable independence requirements of the Nasdaq Stock Market for compensation committees.

Governance and Nominating Committee. The governance and nominating committee is responsible for assisting our board of directors in discharging its duties related to corporate governance and nominating functions. Among other things, the functions and responsibilities of the governance and nominating committee will include:

•	developing policies on the size and composition of our board of directors;

•	developing and recommending to our board of directors criteria to be considered in identifying and selecting nominees for director;

•	reviewing possible candidates for election to the board of directors;

•	recommending to the board of directors candidates for election or re-election to our board of directors;

•	recommending committee structure, composition and assignments;

•	conducting an annual performance evaluation of the board of directors and its committees; and

•	reviewing the committee’s performance and the adequacy of the governance and nominating committee charter on an annual basis.

The governance and nominating committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Before completion of this offering, the charter will be available on our website at www.coastalbank.com. Upon completion of this offering, the nominating and corporate governance committee will be composed solely of members who satisfy the applicable independence requirements of the Nasdaq Stock Market for nominating committees.

Board Oversight of Risk Management

Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

The audit committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting). The compensation committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the Company’s compensation structure generally. In particular, our compensation committee, in conjunction with our President and Chief Executive Officer and other members of our management, as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The governance and nominating committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

Our senior management is responsible for implementing our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, and reporting to our board of directors regarding our risk management processes. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of our board of directors in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, none of the members of our compensation committee will be, or will have been, employed by the Company or the Bank. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board of directors or compensation committee.

To the extent that any members of our compensation committee have participated in transactions with us, a description of those transactions is provided in “Executive Compensation—Director Compensation” and “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, referred to herein as the code of ethics, that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions. The code of ethics will be available upon written request to Corporate Secretary, Coastal Financial Corporation, 5415 Evergreen Way, Everett, WA 98203 and on our website at www.coastalbank.com. If we amend or grant any waiver from a provision of our code of ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2017, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2017, are as follows:

•	Eric M. Sprink – President and Chief Executive Officer

•	Joel G. Edwards – Chief Financial Officer

•	Russ A. Keithley – Executive Vice President, Chief Lending Officer

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eric M. Sprink President and Chief Executive Officer	2017	330,000	—	113,202	169,950	23,896	637,048
Joel G. Edwards Chief Financial Officer	2017	250,000	54,375	23,814	50,625	12,000	390,814
Russ A. Keithley Executive Vice President, Chief Lending Officer	2017	180,000	48,775	15,876	18,225	10,877	273,753

(1)	The amounts reported in this column represent the annual discretionary cash bonuses earned by our named executive officers for fiscal year 2017 performance.
(2)	The amounts reported in this column represent the grant date fair value of the award of stock options computed in accordance with FASB ASC Topic 718 using the methodology set forth in Note 14 to the Company’s consolidated financial statements included elsewhere in this prospectus.
(3)	The amounts reported in this column represent the value of incentive awards earned in 2017 based on the Company’s performance against performance levels set by the compensation committee of the Company’s board of directors.
(4)	The amounts reported in this column consist of the following:

Name	Matching Contribution to 401(k) Plan ($)	Life Insurance Premiums ($)	Perquisites and Other Benefits ($)		Total ($)
Eric M. Sprink	9,000	3,032	11,864	(a)	23,896
Joel G. Edwards	12,000	—	—		12,000
Russ A. Keithley	10,877	—	—		10,877

(a)	This amount reflects the cost of the following perquisites and other benefits: automobile allowance, club dues, supplemental disability insurance, reimbursement of certain spouse travel to industry events, cell phone and airline club membership dues.

Narrative Discussion of Summary Compensation Table

We have compensated our named executive officers through a combination of base salary, cash bonuses, stock options and other benefits including perquisites. Each of our named executive officers has substantial responsibilities in connection with our day-to-day operations. The compensation of the named executive officers in the Summary Compensation Table is not necessarily indicative of how we will compensate our named executive officers in the future. We plan to continue to review, evaluate and modify our compensation framework to ensure that our executive officer compensation packages remain competitive, achieve our desired goals and remain consistent with our compensation philosophy.

Base Salary

The base salary of our chief executive officer is reviewed and set annually by the compensation committee. In establishing the base salary for our chief executive officer, our compensation committee has relied on external market data obtained from outside sources, as well as public company compensation data. Base salary represents a fixed component of compensation for each year. Consistent with the compensation committee’s goal of aligning executive compensation with activities that generate shareholder value, Mr. Sprink’s 2017 base salary was set at 53% of total targeted compensation so that a significant portion of his target compensation is performance-related. The base salary for other named executive officers is determined each year based on consideration of the executive’s responsibilities and job performance.

Non-Equity Incentive Compensation

Our named executive officers are eligible to receive a cash incentive award following the end of each year based on corporate achievement. Performance is assessed against goals and targets that are established for the fiscal year by our compensation committee, generally in the first quarter of each fiscal year. Each corporate goal was assigned a “minimum” performance level, a “target” level of performance, and a “maximum” level at which the award opportunity was capped. For achievement of the minimum performance level, our named executive officers would earn a percentage of their respective target opportunities. Achievement of the target performance level would earn the target award, and achievement at or above the maximum performance level would earn a multiple of the target opportunity. Results for any goal falling between performance levels would result in an award based on achieving intermediate performance thresholds. For 2017, the aggregate target award opportunity was fixed at 50% of base salary for the chief executive officer, 20% of base salary for the chief financial officer and 10% of base salary for the chief lending officer.

Discretionary Bonus

Historically, our named executive officers, other than our chief executive officer, have been eligible for discretionary cash bonus awards made after the end of the fiscal year. The determination of the amount of these discretionary bonus awards has been made based on an overall assessment of our corporate performance, along with the officers’ individual performance. We intend to continue to provide annual incentive cash bonuses and discretionary cash bonuses to reward corporate and individual achievement. Following completion of this offering, our annual bonus program may change. We expect that in subsequent fiscal years we may change the allocation between performance-based incentive awards and annual cash bonuses for our named executive officers, other than our chief executive officer, for future performance periods. However, no decisions have yet been made regarding the bonus program structure that will be in place following this offering.

Stock Options

The stock options reflected in the table below were issued under the 2006 Stock Option and Equity Compensation Plan, or 2006 Plan. The 2006 Plan provides for the grant of stock-based incentives, including stock options, restricted stock, restricted stock units, and stock appreciation rights, to employees and directors. These awards are subject to forfeiture until vesting conditions have been satisfied by the award recipient under the terms of the award. We believe these awards to our executive officers help align the interests of management and our shareholders and reward our executive officers for improved Company performance. The amount of stock options granted to our chief executive officer is based on performance measured against the same corporate performance goals and targets established for his annual cash incentive award. For achievement of the minimum performance level, our chief executive officer would earn 60% of his respective target opportunity. Achievement of the target performance level would earn the target award, and achievement at or above the maximum performance level would earn 140% of the target opportunity. Results for any goal falling between performance levels would result in an award based on achieving intermediate performance thresholds. For 2017, the value of the aggregate target award opportunity was set at one-third of base salary. The determination of the stock option grants to our other named executive officers has been made based on an overall assessment of our performance, along with the officers’ individual performance.

401(k) Plan

Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2017, may elect to participate in the 401(k) Plan on the same basis as all other employees. We may make matching contributions of employee salary contribution deferrals. An employee must contribute to receive the matching contribution.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same benefit plans and programs available for all of our eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage. The purpose of our employee benefit plans and programs is to help us attract and retain quality employees, including executives, by offering benefits similar to those typically offered by our competitors.

Perquisites

We provide Mr. Sprink with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program. These perquisites better enable us to attract and retain superior employees for key positions. Following completion of this offering, our compensation committee will periodically review the levels of perquisites and other personal benefits provided to our named executive officers. Based on these periodic reviews, perquisites may be awarded or adjusted on an individual basis. Please refer to the Summary Compensation Table for a description of the types of perquisites provided to Mr. Sprink.

Employment and Change in Control Agreements with Executive Officers

Employment Agreement with Eric M. Sprink

We entered into an employment agreement with Mr. Sprink on April 9, 2013, pursuant to which he serves as our President and Chief Executive Officer. The employment agreement incorporates a Change in Control Severance Agreement that we entered into with Mr. Sprink on April 21, 2009. In connection with this offering, we and Mr. Sprink agreed to amend and restate his employment agreement effective as of the effective date of the registration statement of which this prospectus forms a part. His amended and restated employment agreement (which has an initial term of five years that extends for successive one-year renewal terms unless either party gives 90-days’ advance notice of non-renewal) provides that Mr. Sprink will continue to serve as President and Chief Executive Officer of the Company and the Bank, and as a member of our board of directors (subject to re-election by our shareholders) and the board of directors of the Bank. As consideration for these services, the amended and restated employment agreement provides Mr. Sprink with a minimum annual base salary of $360,000, subject to annual review by our compensation committee, an annual cash performance bonus opportunity, an annual equity incentive opportunity, and certain other employee benefits and perquisites, including a car allowance and reimbursement of country club dues.

The amended and restated employment agreement provides for severance benefits if we terminate Mr. Sprink without “cause” or if he resigns for “good reason” (as each of those terms is defined in the employment agreement), which circumstances we refer to as a “a qualifying termination of employment.” Upon a qualifying termination of employment, Mr. Sprink will be entitled to the following payments and benefits under his employment agreement: an amount equal to the accrued but unpaid base salary and unused vacation pay, a lump sum payment equal to 200% of his then-current annual base salary (unless termination occurs due to a change of control), the pro-rata portion of his annual cash performance bonus, and reimbursement for the cost of continuing group health plan coverage for himself and his dependents for up to one year following the date of termination of employment. In addition, Mr. Sprink will fully vest in all outstanding unvested equity awards that would have vested based solely on Mr. Sprink’s continued employment.

Pursuant to his amended and restated employment agreement, if Mr. Sprink experiences a qualifying termination of employment within two years following a change of control (as such term is defined in Mr. Sprink’s amended and restated employment agreement), then, in lieu of the cash severance payment otherwise payable to him, Mr. Sprink will be entitled to receive an amount equal to the accrued but unpaid base salary and unused vacation pay, a cash severance payment equal to three times the sum of his then-current base salary, his annual cash bonus for the prior calendar year and the grant date fair value of the his annual equity incentive award for the prior year. In addition, Mr. Sprink will receive a lump-sum payment equal to the cost of 36 months of continuing group health plan coverage for himself and his dependents and will fully vest in all outstanding unvested equity awards that would have vested based solely on Mr. Sprink’s continued employment.

Upon termination of Mr. Sprink’s employment without cause or for good reason and payment of the amounts required under the amended and restated employment agreement, or upon expiration of the agreement and payment to Mr. Sprink of an amount equal to two times his taxable compensation for prior calendar year, Mr. Sprink will be subject to a one-year post-termination non-competition covenant and a one-year post-termination non-solicitation covenant.

Change in Control Agreement with Joel G. Edwards

We entered into a change in control severance agreement with Mr. Edwards on January 1, 2016. In connection with this offering, we and Mr. Edwards agreed to amend and restate his change in control severance agreement effective as of the effective date of the registration statement of which this prospectus forms a part. His amended and restated change in control severance agreement provides that if Mr. Edwards experiences a qualifying termination of employment during the period that begins 90 days prior to a change of control (as such term is defined in Mr. Edward’s amended and restated change in control severance agreement) and ends 24 months following such change of control, then he will be entitled to receive a cash severance payment equal to two times the sum of his then-current base salary, his cash bonus for the calendar year prior to which the change in control occurs and the value of any equity incentive awards made in the calendar year prior to which the change in control occurs. In addition, if Mr. Edwards experiences a qualifying termination within 24 months of a change of control, he will fully vest in all unvested stock options or other equity incentive compensation awards previously granted to him that would have vested based solely on his continued employment.

Outstanding Equity Awards at Fiscal Year-End

2006 Stock Option and Equity Compensation Plan

The 2006 Plan is intended to provide incentives to certain officers, employees, and directors to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for our long-term growth and profitability. Additionally, the 2006 Plan is intended to encourage stock ownership to align the interests of employees and shareholders and to provide a means of rewarding and retaining officers, employees and directors.

The 2006 Plan is administered by our compensation committee. In order to be eligible for participation in the 2006 Plan, an individual must be an employee or director of the Company. In determining awards under the 2006 Plan, the compensation committee takes into account the nature of the services rendered by the eligible individual, their present and potential contributions to our success, and such other factors as the compensation committee deems relevant.

The following table provides information regarding outstanding stock awards held by the named executive officers as of December 31, 2017.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Eric M. Sprink	01/26/2017	0	(1)	33,825	6.50	01/26/2027
	02/24/2016	1,881	(1)	16,930	6.25	02/24/2026
	07/01/2015	3,759	(1)	15,036	7.20	07/01/2025
	11/13/2014	23,876	(2)	15,918	6.25	11/13/2024
	04/09/2013	84,446	(3)	105,555	5.50	04/09/2023
Joel G. Edwards	01/26/2017	0	(1)	6,000	6.50	01/26/2027
	02/24/2016	600	(1)	5,400	6.25	02/24/2026
	07/01/2015	1,200	(1)	4,800	7.20	07/01/2025
	03/18/2014	1,200	(1)	2,800	5.50	03/18/2024
	11/15/2012	10,000	(4)	10,000	4.25	11/15/2022
Russ A. Keithley	01/26/2017	0	(1)	4,000	6.50	01/26/2027
	02/24/2016	400	(1)	3,600	5.25	02/24/2026
	07/01/2015	800	(1)	3,200	7.20	07/01/2025
	03/18/2014	780	(1)	1,820	5.50	03/18/2024

(1)	These option awards vest over a ten year period from the grant date, with one-tenth of the options under the grant becoming exercisable on each of the first nine anniversaries of the grant date and the final one-tenth of the options under the grant becoming exercisable 90 days prior to the tenth anniversary of the grant date.
(2)	These option awards vest over a five year period from the grant date, with one-fifth of the options under the grant becoming exercisable on each of the first five anniversaries of the grant date.
(3)	These option awards vest over a nine year period from the grant date, with one-ninth of the options under the grant becoming exercisable on each of the first nine anniversaries of the grant date. All unvested options will vest upon termination of employment.
(4)	These option awards vest over a ten year period from the grant date, with one-tenth of the options under the grant becoming exercisable on each of the first ten anniversaries of the grant date.

2018 Omnibus Incentive Plan

Our board of directors has adopted, and our shareholders have approved, the Coastal Financial Corporation 2018 Omnibus Incentive Plan, or 2018 Plan. The purpose of the 2018 Plan is to motivate and reward those employees and other individuals who are expected to perform at the highest level and contribute significantly to our success, thereby furthering our best interests and those of our shareholders. The 2018 Plan replaces both our 2006 Plan and our Directors’ Stock Bonus Plan, which expired on May 31, 2018. No further awards will be made under those plans.

Plan Term

The 2018 Plan will expire on April 30, 2028, the tenth anniversary of shareholder approval. The 2018 Plan will expire sooner if, prior to the end of the term, the maximum number of shares available for issuance under the 2018 Plan has been issued or our board of directors terminates the 2018 Plan.

Authorized Shares and Award Limits

Subject to adjustment (as described below), 500,000 shares of our common stock will be available for new awards under the 2018 Plan. Shares granted under the 2018 Plan that are subject to an outstanding award that is forfeited, expires, terminates, otherwise lapses or is settled for cash, in whole or in part, without the delivery of the shares will again be available for issuance under the 2018 Plan. However, shares tendered or withheld in payment of an exercise price or in respect of taxes related to awards will not become available for issuance under the 2018 Plan.

Administration

Our compensation committee will administer the 2018 Plan and will have authority to: designate participants; determine the types of awards to be granted to each participant; determine the number of shares to be covered by awards; determine the terms and conditions of awards; determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares, other awards, other property or net settlement; determine the circumstances under which awards may be canceled, repurchased, forfeited or suspended; interpret and administer the 2018 Plan and any instrument or agreement relating to, or award made under, the 2018 Plan; and make any other determination and take any other action that it deems necessary or desirable to administer the 2018 Plan.

To the extent permitted by applicable law, our compensation committee may delegate to one or more of our officers the authority to grant awards under the 2018 Plan, other than awards to persons subject to reporting obligations under Section 16 of the Exchange Act.

Types of Awards

The 2018 Plan provides for grants of incentive and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and cash- or stock-based performance awards. Our compensation committee will determine the terms and conditions of all awards granted under the 2018 Plan, including the date(s) on which awards become vested.

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option will be determined by our compensation committee at the time of grant but may not be less than the “fair market value” of a share of our common stock (defined under the 2018 Plan as the closing price of a share of our common stock on the grant date or, if no sales are reported on that date, the closing price of a share of our common stock on the day prior to the grant date; if the shares are not listed on an exchange, “fair market value” will be a price determined by our compensation committee in good faith on the basis of objective criteria). Our compensation committee will determine the date on which each stock option becomes vested and exercisable and the expiration date of each option. No stock option will be exercisable more than ten years from the grant date, except that our compensation committee may provide in an award agreement for an extension of such ten-year term in the event the exercise of the option would be prohibited by law on the expiration date. A grant of a stock option may not be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such options. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights (“SARs”). A SAR represents a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date over the exercise or hurdle price of such SAR. The per share exercise price of a SAR (except in the case of substitute awards) will be determined by our compensation committee but may not be less than the “fair market value” of a share of our common stock (as defined under the 2018 Plan and summarized above). Our compensation committee will determine the date on which each SAR may be exercised or settled, in whole or in part, and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date. A grant of a SAR may not be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SAR.

Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

Restricted Stock Units (“RSUs”). An RSU represents a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by our compensation committee. Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index or one or more of the performance goals themselves.

Adjustments

In the event that our compensation committee determines that, as result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of our shares or other securities, issuance of warrants or other rights to purchase our shares or other securities, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2018 Plan, our compensation committee will, subject to compliance with Section 409A of the Internal Revenue Code, adjust equitably any or all of:

•	the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate and individual limits under the 2018 Plan;

•	the number and type of shares or other securities subject to outstanding awards; and

•	the grant, purchase or exercise price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

In addition, our compensation committee is authorized to adjust the terms and conditions of, and the criteria included in, outstanding awards in recognition of events (including those events described above) affecting the Company or the financial statements of the Company, or changes in applicable laws, regulations or accounting principles, whenever our compensation committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2018 Plan.

Effect of a Change of Control

In the event of a Change of Control (as summarized below), the 2018 Plan provides for vesting of outstanding awards only upon a participant’s termination of employment, other than for just cause, during the 12-month period following the Change of Control. In addition, to maintain the participants’ rights in connection with a Change of Control, the compensation committee, may, as to any award, either at the time such award is made or any time thereafter, take any one or more of the following actions: (i) provide for the purchase of any such award for an amount of cash equal to the amount that could have been attained upon exercise of such award or the realization of the participant’s rights, had such award been currently exercisable or payable; or (ii) cause any award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving corporation after change in control. The compensation committee may accelerate the vesting of awards upon a Change of Control.

Under the 2018 Plan, except as otherwise provided in a participant’s award agreement, “Change of Control” generally means the occurrence of one or more of the following events:

•	the Company merges into or consolidates with another entity, or merges another entity into the Company, and, as a result, less than a majority of the combined voting power of the resulting entity, or if applicable, the ultimate parent thereof, is held by persons who were shareholders of the Company immediately before the merger or consolidation; or

•	the acquisition of 50% or more of the combined voting power of our outstanding securities (other than by an employee benefit plan or trust maintained by us);

•	the replacement of the majority of our directors during any period of two consecutive years, other than through the customary director nomination process;

•	a sale or transfer of all or substantially all of our assets, following which the persons who were owners of the Company do not own more than 50% of combined voting power of (i) the entity to which our assets were sold or transferred or (ii) an entity that directly or indirectly owns more than 50% of the combined voting power of the entity to which our assets were sold or transferred.

Amendment and Termination

Our Board of directors may amend, alter, suspend, discontinue or terminate the 2018 Plan, subject to approval of our shareholders if required by applicable law or the rules of the stock exchange on which our shares are principally traded. The compensation committee may also amend, alter, suspend, discontinue or terminate, or waive any conditions or rights under, any outstanding award. However, subject to the adjustment provision and change of control provision (each summarized above), any such action by the compensation committee that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except (i) to the extent that such action is taken to cause the 2018 Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or (ii) to impose any “clawback” or recoupment provisions on any awards in accordance with the 2018 Plan.

Cancellation or “Clawback” of Awards

Our compensation committee may, to the extent permitted by applicable law and stock exchange rules or by any of our policies, cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the 2018 Plan or the sale of shares underlying such awards.

Prohibition on Repricing

Subject to the adjustment provision summarized above, our compensation committee may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our shareholders.

U.S. Federal Income Tax Consequences of 2018 Plan Awards

Non-Statutory Stock Options. A non-statutory stock option is an option that does not meet the requirements of Section 422 of the Internal Revenue Code. A participant will not recognize income when granted a non-statutory stock option. When the participant exercises the stock option, he or she will recognize ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will generally equal the exercise price plus the amount of taxable income recognized on exercise. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes. When the participant sells the shares acquired on exercise, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares.

Incentive Stock Options. An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code. A participant will not have taxable income when granted an incentive stock option or when exercising the option, although the participant will have a preference item for purposes of the alternative minimum tax upon exercise of an incentive stock option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. We will not be entitled to any corresponding tax deduction.

If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-statutory stock option for federal income tax purposes. If a participant exercises an incentive stock option more than three months after the participant’s employment or service with us terminates, the option will be treated as a non-statutory stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of the participant’s death.

Stock Appreciation Rights. In general, no taxable income will be realized by a participant upon the grant of a SAR. Upon the settlement of a SAR, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at such time in the same amount.

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the common stock, and the Company will be allowed a corresponding tax deduction at that time. If the participant properly files an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the common stock, and we will be allowed a corresponding tax deduction at that time. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. However, if the restricted stock award is later forfeited, the participant generally will not be able to recover the tax previously paid pursuant to his or her Section 83(b) election.

Restricted Stock Units. A participant does not recognize income, and the Company will not be allowed a tax deduction, at the time an RSU is granted. When the RSUs vest and are settled for cash or common stock, the participant generally will be required to recognize as income an amount equal to the fair market value of the shares on the date of vesting, and the Company will be allowed a corresponding tax deduction at that time. Any gain or loss recognized upon a subsequent sale or exchange of the common stock (if settled in common stock) is treated as capital gain or loss for which we are not entitled to a deduction.

Performance Awards. A participant to whom a performance award is made will not recognize taxable income at the time such award is made. The participant will recognize taxable income, however, when cash or shares of common stock is released or paid to the award recipient, and the amount of such income will be the amount of the cash and/or the fair market value at such time of the shares. The tax basis of any such shares received by the participant pursuant to a performance grant award should be equal to the amount includable in the participant’s gross income as compensation in respect of such shares.

Risk Considerations in our Compensation Program

We believe that our compensation policies and practices for our employees are reasonable and properly align our employees’ interests with those of our shareholders. We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company. Although certain of our employees who are not executive officers are compensated by the number or dollar volume of transactions they complete, our extensive underwriting process is designed to prevent us from entering into transactions that deviate from our underwriting standards.

Director Compensation

During 2017, our non-employee directors received compensation for service and attendance as follows:

•	The Chairman of the board of directors received annual cash compensation of $22,500 and $7,500 in restricted stock under our Director’s Stock Bonus Plan.

•	Committee chairs received annual cash compensation of $18,750 and, if eligible under our Director’s Stock Bonus Plan, $6,250 in restricted stock.

•	Other directors received annual cash compensation of $15,000 and, if eligible under our Director’s Stock Bonus Plan, $5,000 in restricted stock.

Directors Andrew R. Dale and Jack T. Thompson are subject to employer policies that restrict them from receiving compensation from the Company. The Company pays all director compensation to their firms, Montlake Capital LLC and Gapstow Capital Partners, which receive cash in lieu of any equity compensation.

Mr. Sprink does not receive fees or other compensation for his service as a director of the Company or the Bank.

Director’s Stock Bonus Plan. Non-employee directors are granted restricted stock under our Director’s Stock Bonus Plan, or Director Plan. Under the Director Plan, within three weeks following the conclusion of the year, each non-employee director who has attended a minimum of 75% of the regular and special meetings of the board of directors held during the prior year will receive a grant of that number of shares to restricted stock having a value equal to the amounts described above. Shares granted under the Director Plan vest two years from the date of grant. Upon termination of service with the Company for any reason other than death, disability or retirement at age 72, all unvested shares shall be forfeited. The Director Plan expired on May 31, 2018. Future equity awards to directors will be made under our 2018 Plan.

The following table sets forth information regarding compensation paid during 2017 to our directors who were not named executive officers:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Andrew P. Skotdal	22,500	7,500	30,000
Christopher D. Adams	15,000	5,000	20,000
Andrew R. Dale (2)	20,000	—	20,000
John M. Haugen, Jr.	18,750	6,250	25,000
Steven D. Hovde	18,750	6,250	25,000
Thomas D. Lane	18,750	—	18,750
Jack T. Thompson (2)	20,000	—	20,000
Gregory A. Tisdel	18,750	6,250	25,000

(1)	The amount reported represents the grant date fair value of the restricted stock award computed in accordance with FASB ASC Topic 718, and based on a grant date stock price of $1.42 per share. All restricted stock awards vest 100% on the second anniversary of the date of grant. As of December 31, 2017, each non-employee director held unvested shares of restricted stock as follows: Skotdal, 2,211 shares; Adams, 1,475 shares; Dale, 0 shares; Haugen, 1,843 shares; Hovde, 1,843 shares; Lane, 0 shares; Thompson, 0 shares; Tisdel, 1,843 shares.
(2)	All directors fees payable to Mr. Dale and Mr. Thompson are paid directly to their firms.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock immediately prior to and immediately after the consummation of this offering, by:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each shareholder listed below is c/o Coastal Financial Corporation, 5415 Evergreen Way, Everett, WA 98203.

Calculations of the percentage of beneficial ownership held by each person listed below are based on 8,887,056 shares of our common stock outstanding as of                , 2018,                  shares of our common stock to be outstanding after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), and                  shares of our common stock to be outstanding after the completion of this offering (assuming exercise in full of the underwriters’ option to purchase additional shares ). Information presented assumes no participation by the shareholders, directors or executive officers listed below in our directed share program described in “Underwriting (Conflicts of Interest)—Directed Share Program.”

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Sold in this Offering	Shares of Common Stock Beneficially Owned Following Offering Assuming No Exercise of Underwriters’ Option to Purchase Additional Shares		Shares of Common Stock Beneficially Owned Following Offering Assuming Exercise of Underwriters’ Option to Purchase Additional Shares
Name of Beneficial Owner	Amount	Percent		Amount	Percent	Amount	Percent
Greater than 5% Shareholders
Steven D. Hovde(1) 1629 Colonial Parkway Inverness, IL 60067	1,709,121	19.2%
Andrew R. Dale(2) Montlake Capital LLC Montlake Capital Advisor II LLC Montlake Capital II, L.P. Montlake Capital II-B, L.P. 1200 Fifth Avenue, Suite 1800 Seattle, WA 98101	1,496,506	16.8
CJA Private Equity Financial Restructuring Master Fund I, LP(3) c/o Gapstow Capital Partners 654 Madison Avenue, Suite 601 New York, NY 10065	1,403,511	15.8
Ellis Family Special Investment Trust, LP 311 S. Wacker Drive Suite 3390 Chicago, IL 60606	516,222	5.8
Directors and Named Executive Officers
Christopher D. Adams(4)	13,475	*
Andrew R. Dale(5)	1,496,506	16.8
Joel G. Edwards(6)	17,960	*
John M. Haugen, Jr.(7)	93,570	1.1
Steven D. Hovde(1)	1,709,121	19.2
Russ A. Keithley(8)	3,440	*
Thomas D. Lane(9)	85,122	*
Andrew P. Skotdal(10)	424,401	4.8
Eric M. Sprink(11)	161,209	1.8
Jack T. Thompson(12)	1,403,511	15.8
Gregory A. Tisdel(13)	8,504	*
All directors and executive officers as a group (12 persons)	5,437,219	60.0
Additional Selling Shareholders

*	Less than 1%.
(1)	Includes (i) 1,707,278 shares owned individually by Mr. Hovde and (ii) 1,843 shares of unvested restricted stock.
(2)	Mr. Dale is the majority owner of Montlake Capital LLC, which holds all of the capital and voting interests in Montlake Capital Advisor II LLC, the sole general partner of Montlake Capital II, L.P., which owns 853,241 shares of common stock, and Montlake Capital II-B, L.P., which owns 643,265 shares of common stock.

(3)	Does not include 261,444 shares of the Company’s Class C Nonvoting Common Stock, which are not convertible by the holder, but which are convertible on a one-for-one basis into shares of our voting common stock under certain circumstances. CJA Private Equity Financial Restructuring GP I Ltd. has designated all voting rights to CJA Private Equity Financial Restructuring Master Fund I, LP’s Investment Manager, Gapstow Capital Partners. Mr. Thompson is an employee of Gapstow Capital Partners.
(4)	Includes (i) 12,000 shares owned individually by Mr. Adams and (ii) 1,475 shares of unvested restricted stock.
(5)	Mr. Dale is the managing director of Montlake Capital LLC, which holds all of the capital and voting interests in Montlake Capital Advisor II LLC, the sole general partner of Montlake Capital II, L.P., which owns 853,241 shares of common stock, and Montlake Capital II-B, L.P., which owns 643,265 shares of common stock. Mr. Dale disclaims beneficial ownership of such shares held by Montlake Capital II, L.P. and Montlake Capital II-B, L.P., except to the extent of his pecuniary interest therein.
(6)	Includes (i) 2,760 shares owned directly by Mr. Edwards and (ii) 15,200 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 32,800 shares of our common stock underlying options that are subject to vesting.
(7)	Includes (i) 84,543 shares owned individually by Mr. Haugen, (ii) 1,843 shares of unvested restricted stock, (iii) 5,184 shares held by Mr. Haugen’s individual retirement account, and (iv) 2,000 shares held by Mr. Haugen’s spouse.
(8)	Includes 3,440 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 15,160 shares of our common stock underlying options that are subject to vesting.
(9)	Includes 85,122 shares held by Mr. Lane jointly with his spouse, as to which Mr. Lane shares voting and dispositive power.
(10)	Includes (i) 6,425 shares owned individually by Mr. Skotdal, (ii) 2,211 shares of unvested restricted stock, (iii) 347,757 shares owned by a limited liability company as to which Mr. Skotdal shares voting and dispositive power, (iv) 37,888 shares owned by a corporation as to which Mr. Skotdal shares voting and dispositive power, (v) 1,600 shares held by Mr. Skotdal’s spouse, and (vi) 25,520 shares held in trusts for Mr. Skotdal’s children over which Mr. Skotdal exercises voting and dispositive power.
(11)	Includes (i) 14,126 shares owned by Mr. Sprink jointly with his spouse, as to which Mr. Sprink shares voting and dispositive power, (ii) 4,863 shares held by Mr. Sprink through the Bank’s 401(k) plan, and (iii) 142,216 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 187,554 shares of our common stock underlying options that are subject to vesting.
(12)	Mr. Thompson is a member of CJA Private Equity Financial Restructuring GP I Ltd., the sole general partner of CJA Private Equity Financial Restructuring Master Fund I LP, which entity owns 1,403,511 shares of the Company’s common stock and 261,444 shares of the Company’s Class C Nonvoting Common Stock. Mr. Thompson disclaims beneficial ownership of such shares held by CJA Private Equity Financial Restructuring Master Fund I LP, except to the extent of his pecuniary interest therein.
(13)	Includes (i) 5,796 shares owned by Mr. Tisdel individually, (ii) 1,843 shares of unvested restricted stock and (iii) 865 shares owned by a corporation controlled by Mr. Tisdel.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or the Bank may occasionally enter into transactions with certain “related persons.” Related persons include our executive officers, directors, beneficial owners of 5% or more of our common stock, immediate family members of or other persons sharing a household with these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as “related party transactions.”

Related Party Transaction Policy

Our board of directors will adopt a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year. The policy will call for the related party transactions to be reviewed and, if deemed appropriate, approved or ratified by our audit committee. Upon determination by our audit committee that a transaction requires review under the policy, the material facts will be required to be presented to the audit committee. In determining whether or not to approve a related party transaction, our audit committee will take into account, among other relevant factors, whether the related party transaction is in our best interests, whether it involves a conflict of interest and whether the transaction is commercially reasonable. In the event that we become aware of a related party transaction that was not approved under the policy before it was entered into, our audit committee will review such transaction as promptly as reasonably practical and will take such course of action as may be deemed appropriate under the circumstances. In the event a member of our audit committee is not disinterested with respect to the related party transaction under review, that member may not participate in the review, approval or ratification of that related party transaction.

Certain decisions and transactions are not subject to the related party transaction policy, including: (i) compensation or benefits relating to directors or executive officers and (ii) indebtedness to us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.

Certain Related Party Transactions

The following is a description of transactions since January 1, 2017, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which a related party had or will have a direct or indirect material interest.

Investment Agreements. On March 30, 2011, in connection with the completion of a private placement of our common stock in which we raised gross proceeds of approximately $6.3 million, we entered into substantially identical Investment Agreements with CJA Private Equity Financial Restructuring Master Fund I LP (the Gapstow fund), Montlake Capital II, L.P. and Montlake Capital II-B, L.P. (collectively, the Montlake funds), and Steven D. Hovde, a member of our board of directors. We subsequently entered into substantially identical Investment Agreements with the Gapstow fund and the Montlake funds in 2012 in connection with the completion of a private placement of our common stock and nonvoting common stock in which we raised gross proceeds of approximately $9.0 million. Under the Investment Agreements, the Gapstow fund, the Montlake funds and Mr. Hovde have each agreed to certain restrictions for so long as such investor holds 4.9% or more of our outstanding common stock, including not to (i) acquire any of our voting securities if such acquisition would result in the investor or its affiliates controlling the Company for purposes of the BHC Act or the Change in Bank Control Act, owning 25% or more of the total equity of the Company (provided that, pursuant to certain of the Investment Agreements, the investor may not acquire securities that would result in the ownership of 33% or more of our total equity if the investor owns less than 15% of any class of our voting securities) or having beneficial ownership or control of 25% or more of any class of our voting securities, (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any of our voting securities, (iii) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by us, call a meeting of shareholders or initiate any proposal for action by shareholder of the Company, form or join a group with respect to any of our voting securities, or otherwise act alone or in concert with others to influence or control our management, board of directors or policies, (iv) bring any action to contest the validity of the restrictions in the Investment Agreement or seek a release, or request an amendment or waiver, of any of the restrictions in the Investment Agreement, (v) enter into, or agree, offer, propose or seek to enter into, any business combination relating to all or part of the Company or the Bank, (vi) publicly disclose any intention, plan or arrangement inconsistent with the foregoing restrictions, (vii) enter into any agreement with us that substantially limits the discretion of our management over major policies and decisions, or (viii) dispose or threaten to dispose of the investor’s equity interest in the Company as a condition or inducement of specific material action or non-action by us. We have agreed not to adopt any “poison pill” or shareholder rights plan that would limit the investors’ rights to acquire shares up to the limits described in clause (i) above.

Under the Investment Agreements, as amended, at any time we issue any equity securities, or any securities, options or debt convertible or exchangeable for equity securities, the Gapstow fund, the Montlake funds and Mr. Hovde each shall be afforded the opportunity to acquire from us at the same price and on the same terms as such securities are issued to others an amount of the new securities that enables the investor to maintain its proportionate aggregate ownership interest in the Company immediately prior to the new issuance, excluding issuances of securities under our equity incentive plans or as consideration in connection with an acquisition or business combination. The anti-dilution rights provided in the Investment Agreements will terminate upon the earlier of the date that the Investor ceases to own 4.9% or more of our outstanding common stock (before giving effect to any issuances triggering the anti-dilution rights) or completion of an underwritten public offering of our common stock pursuant to a registration statement (other than on Form S-4, Form S-8 or comparable form) under the Securities Act (i) pursuant to which there is established a listing on the Nasdaq Stock Market or other national securities exchange for our common stock and (ii) with aggregate gross proceeds of at least $25 million.

The Investment Agreements require us to elect or appoint a representative of the Gapstow fund, the Montlake funds and Mr. Hovde to the board of directors of the Company and the Bank, subject to the satisfaction of all legal and governance requirements regarding service as a director and approval of our nominating committee, for as long as the investor owns 4.9% or more of our outstanding common stock. The Investment Agreements also require us to recommend to shareholders the election of the investors’ board representatives, to use our best efforts to cause them to be elected and to appoint each of the investors’ board representatives to two committees of the board of directors, subject to meeting applicable governance rules and guidelines. Under the Investment Agreement, for as long as the investor owns 4.9% or more of our outstanding common stock, the investors’ board representatives are prohibited from serving as chairman of the board of directors or chairman of any board committee. Messrs. Dale, Hovde and Thompson serve on our board of directors under the terms of the Investment Agreements. We do not expect the governance rights described in this paragraph to terminate in connection with this offering.

The Gapstow fund, the Montlake funds and Mr. Hovde have the right, upon notice to the Company, to convert all or a portion of their shares of common stock into an equivalent number of shares of nonvoting common stock.

The foregoing description of the Investment Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investments Agreements, which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Silver Lake Lease. Effective June 4, 2008, we entered into a lease with respect to our Silver Lake facility with a limited liability company that is owned by John M. Haugen, Jr., who is one of our directors. The lease has an initial term of ten years ending June 30, 2018, with four renewal options of five years each. We have exercised our option to extend the lease for an additional ten years through June 30, 2028. The lease provides for a monthly base rent of $15,150 for the initial year of the renewal term and is subject to increase annually thereafter based on the consumer price index. We are also responsible for real property taxes, utilities, maintenance, repairs and alterations. For 2017, total lease payments were $203,000.

Downtown Everett Lease. On October 21, 1996, we entered into a lease with respect to our downtown Everett branch facility with a group of investors that includes a limited liability company in which Andrew P. Skotdal, who is one of our directors, has an interest. The lease commenced in 1997 for a period of ten years and has been renewed through March 31, 2024. The lease, as amended, provides for a minimum monthly rent of $45,520, subject to possible reduction of $3,000 per month for a 36-month period in connection with construction on an adjoining property. We are also responsible for real property taxes, utilities, maintenance, repairs and alterations. For 2017, total lease payments were $475,000.

Letter Agreement with Hovde Group, LLC. On January 6, 2015, we entered into a letter agreement with Hovde Group, LLC, the sole owner of which is Steven D. Hovde, our director. The letter agreement, which terminated as of April 27, 2018, engaged Hovde Group, LLC to provide certain financial advisory services to the Company. However, if certain specified transactions occur within twelve months of April 27, 2018, Hovde Group, LLC could be entitled to compensation in excess of $120,000.

Ordinary Banking Relationships

In the ordinary course of our business, we have engaged in ordinary banking transactions with our directors, executive officers, their immediate family members and companies in which they may have a 5% or more beneficial ownership interest, including deposit relationships and loans to such persons and companies. Any such transactions were made on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time as comparable transactions with persons who were not related to us. Any loans that we make to our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with applicable bank regulatory requirements. No related party loans involve more than the normal credit collection risk and do not present any other unfavorable features to us. As of December 31, 2017, we had $5.2 million of loans outstanding to our directors and officers, their immediate family members and their affiliates, while deposits from this group totaled $4.0 million. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our directors and officers, as well as their immediate family members and affiliates.

Other Related Party Transactions

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons who have expressed an interest in purchasing our shares of common stock in this offering through a directed share program. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting (Conflicts of Interest)—Directed Share Program” for additional information.

Passivity Commitments

Certain of our shareholders have entered into passivity commitments with the Federal Reserve that generally restrict these shareholders from entering into banking or nonbanking transactions with us and from a variety of actions that would result in the shareholders exercising or attempting to exercise a controlling influence over the management or policies of the Company. These shareholders may establish and maintain deposit accounts with us provided that the aggregate balance of these deposit accounts does not exceed $500,000 and the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons who are unaffiliated with us.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and our bylaws are summaries and are qualified by reference to the articles of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 300,000,000 shares of voting and nonvoting common stock, no par value per share, and 25,000,000 shares of preferred stock, no par value per share. Of the 300,000,000 shares of voting and nonvoting common stock, 1,000,000 shares are designated as Class B Nonvoting Common Stock and up to 100,000,000 shares may be designated as Class C Nonvoting Common Stock.

At December 31, 2017, 8,887,056 shares of our common stock were issued and outstanding and held by approximately 575 shareholders of record, 100,000 shares of Class B Nonvoting Common Stock were issued and outstanding and held by one shareholder of record, 261,444 shares of Class C Nonvoting Common Stock were issued and outstanding and held by one shareholder of record, and no shares of preferred stock were issued and outstanding. Also as of December 31, 2017, options to purchase 668,936 shares of our common stock under our 2006 Plan were outstanding. In addition, 500,000 shares of our common stock are reserved for future issuance under our 2018 Plan.

In the future, the authorized but unissued and unreserved shares of common stock, nonvoting common stock and preferred stock will be available for issuance for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Except as may be required to approve a merger or other transaction in which the additional authorized shares of common stock or preferred stock would be issued, no shareholder approval will be required for the issuance of those shares.

Shares of our capital stock represent equity interests in the Company and are not bank deposits, savings accounts or other obligations of or guaranteed by the Bank. Our capital stock is neither insured nor guaranteed by the FDIC’s Deposit Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

The description of our capital stock below is qualified in its entirety by reference to our articles of incorporation.

Reverse Stock Split

On May    , 2018, we effected a one-for-five reverse stock split, whereby every five shares of our common stock and nonvoting common stock were automatically combined into one share of common stock and nonvoting common stock, respectively. Fractional shares were rounded up to the nearest whole share. Except for adjustments that resulted from the treatment of fractional shares, each shareholder held the same percentage of common stock or nonvoting common stock, as the case may be, outstanding after the reverse stock split as that shareholder held immediately prior to the reverse stock split. The effect of the reverse stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Common Stock

General. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Voting Rights. Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Dividends. Holders of our common stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. The ability of our board of directors to declare and pay dividends on our common stock is subject to the laws of the state of Washington, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, our ability to pay dividends is dependent upon our receipt of dividends from the Bank. See “Dividend Policy.”

No Preemptive or Conversion Rights. Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of any preferred stock that may be issued and outstanding having preference over common shares. Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Class B Nonvoting Common Stock

Except with respect to voting rights, our Class B Nonvoting Common Stock is identical to and has the same rights as our common stock. Class B Nonvoting Common Stock does not have the right to vote on any matter requiring the approval of shareholders unless specifically required by applicable law.

Class C Nonvoting Common Stock

Except with respect to voting rights, restriction on transfer and conversion rights, our Class C Nonvoting Common Stock is identical to and has the same rights as our common stock.

Voting Rights. Class C Nonvoting Common Stock has no voting rights, except as may be required by law.

Restrictions on Transfer. The shares of Class C Nonvoting Common Stock may not be transferred by the original purchaser of the shares except: (1) to the Company; (2) in a widely distributed public offering that is registered under the Securities Act; (3) to a person that is acquiring a majority of the Company’s voting securities (not including voting securities such person is acquiring from the transferor); or (4) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company (including pursuant to a related series of transactions), provided that the transferee or transferees are not affiliated with the original purchaser of the Class C Nonvoting Common Stock.

Conversion Rights. Class C Nonvoting Common Stock is not convertible into common stock or any other class or series of the Company’s equity by the original purchaser of the shares. Following a permissible transfer of the Class C Nonvoting Common Stock, as described above, with the approval of our board of directors, the Class C Nonvoting Common Stock may be converted into common stock by the transferee or transferees on terms and conditions approved by our board of directors.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Without shareholder approval, we could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Anti-Takeover Effects of Applicable Law and Provisions of our Articles of Incorporation and Bylaws

Certain provisions of the WBCA, federal banking laws and regulations, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Federal Banking Law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, often must provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

Business Combinations under Washington Law. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits, with certain exceptions, a “target corporation” from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Transactions with Interested Shareholders. Under our articles of incorporation, an “interested shareholder transaction” must be approved by the affirmative vote of the holders of two-thirds of the shares held or controlled by persons other than the “interested shareholder.” For purposes of this provision, an “interested shareholder transaction” is defined as any merger, share exchange, sale of assets, dissolution or similar transaction between us or any of our subsidiaries and an interested shareholder or an affiliated person of that shareholder. An “interested shareholder” is any person or group of affiliated persons who beneficially owns 20% or more of our voting shares (that is, our common stock). The special shareholder approval requirement for an interested shareholder transaction will not apply to a transaction that (1) is approved by a majority vote of our board of directors, excluding votes cast by directors who are directors or officers of, or have a material financial interest in, the interested shareholder or who were nominated for election as a director pursuant to an arrangement with the interested shareholder and first elected as a director within 24 months of the proposed transaction or (2) a majority of the directors whose votes are entitled to be counted, as described above, determines that the fair market value of the consideration to be received by the noninterested holders of shares of the same class owned by the interested shareholder is not less than the highest fair market value of the consideration paid by the interested shareholder in acquiring shares of the same class within 24 months of the proposed transaction.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to the extent consistent with its fiduciary duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us.

Classified Board of Directors. Our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board of directors. The members of each class are elected for terms of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Removal of Directors. Our articles of incorporation provide that no director may be removed from office by the shareholders without cause except by a vote of 80% of the outstanding shares then entitled to vote.

No Cumulative Voting. Our articles of incorporation eliminate cumulative voting in the election of directors.

Special Meeting of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by our Chief Executive Officer, President, any member of our board of directors or by holders of not less than one-third of all shares of stock entitled to vote on any issue proposed to be considered at the meeting.

No Action by Less than Unanimous Written Consent. Under the WBCA, shareholder action may be taken without a meeting or a vote only if the action is approved by all shareholders entitled to vote on the corporate action.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. For the first annual meeting of shareholders after the closing of this offering, a shareholder’s notice shall be timely if delivered to our principal executive offices not later than the tenth day following the day on which a public announcement of the date of our annual meeting of shareholders is first made by us. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Exclusive Forum

Our bylaws provide that a state court located within the state of Washington (or, if no state court located within the state of Washington has jurisdiction, the United States District Court for the Western District of Washington) will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (c) any action asserting a claim against us or our directors or officers arising pursuant to the WBCA, our articles of incorporation, or our bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our bylaws related to choice of forum. The choice of forum provision in our bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Limitation on Liability and Indemnification of Directors and Officers

The WBCA provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (i) the individual acted in good faith; and (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful.

A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Our articles of incorporation provide, among other things, for the indemnification of directors, and authorize the board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or former director in connection with any legal liability incurred by the individual while acting for us within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious conduct.” “Egregious conduct” is defined to mean acts or omissions involving intentional misconduct, a knowing violation of law, conduct violating the statutory provision regarding liability for unlawful distributions, or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled.

In addition, our articles of incorporation provide that our directors will not be personally liable for monetary damages to us for conduct as a director unless the conduct is finally adjudged to have been egregious conduct, as described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Certain indemnification payments to our directors for certain actions taken with respect to the Bank require specific prior approval of a majority of directors not named as respondents in the matter under FDIC regulations; other indemnification payments may be prohibited entirely.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CCB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public trading market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Select Market, we cannot assure you that a significant public market for our common stock will develop or be sustained following this offering. Future sales of substantial amounts of our common stock (including shares issued on the exercise of options) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have                shares of common stock issued and outstanding (or                shares if the underwriters exercise in full their option to purchase additional shares).

The shares of our common stock sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, including those shares that may be purchased by certain of our directors and executive officers through the directed share program described in the section entitled “Underwriting (Conflicts of Interest)—Directed Share Program.” The remaining outstanding shares of our common stock and nonvoting common stock will be deemed “restricted securities” or “control securities” under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities and control securities may be sold in the public market only if (i) they have been registered or (ii) they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

We, our executive officers and directors, the selling shareholders and certain other shareholders who beneficially own in the aggregate approximately                % of our currently outstanding shares of common stock are entering into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their common stock or securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. For additional information, see “Underwriting (Conflicts of Interest)—Lock-Up Agreements.” As a result, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available.

The underwriters do not intend to release early any portion of the shares of our common stock subject to the foregoing lock-up agreements. However, the underwriters, in their sole discretion, may release any of our shares of common stock from the lock-up agreements prior to expiration of the 180-day period without notice.

Rule 144

Under Rule 144, a person (or persons whose shares are aggregated) who is, or was at any time during the three months preceding a sale, deemed to be our “affiliate” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately                shares of common stock immediately after this offering (assuming the underwriters do not elect to exercise their option to purchase additional shares), or the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale and notice requirements and the availability of current public information about us. Upon completion of this offering and subject to the lock-up agreements described above, we expect that approximately                % of our outstanding common stock (or                % of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares), will be subject to limitations on sales by affiliates under Rule 144 (assuming such affiliates do not purchase any shares in this offering).

Rule 144 also provides that a person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 under the Securities Act generally applies to stock options and restricted common stock granted by an issuer to its employees, directors, officers, consultants or advisors in connection with a compensatory stock or option plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, as well as the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this prospectus, subject to the contractual restrictions described above, may be sold by persons other than our “affiliates” without compliance with the current public information and minimum holding period requirement of Rule 144 and by “affiliates” without compliance with the minimum holding period requirement of Rule 144.

Registration Statement on Form S-8

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering all of the shares of common stock reserved for issuance pursuant to awards under the 2006 Stock Option and Equity Compensation Plan and the 2018 Omnibus Incentive Plan, to the extent that Form S-8 is available. Shares covered by such registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to Rule 144 volume limitations, vesting restrictions or the contractual restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by a non-U.S. holder (as defined below) that acquires our common stock in this offering and holds it as a capital asset within the meaning of Section 1221 of the Code (defined below).

As used herein, the term “non-U.S. holder” means a beneficial owner (as defined under U.S. tax laws) of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien;

•	a foreign corporation (or any other entity treated as a corporation for U.S. federal income tax purposes);

•	an estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or

•	a trust that does not have in effect a valid election under the U.S. Treasury regulations, or the Treasury Regulations, to be treated as a United States person and either (a) no court within the United States is able to exercise primary supervision over the trust’s administration or (b) no United States person has the authority to control all substantial decisions of that trust.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances or status (including, for example, financial institutions, banks, investment funds, broker-dealers or traders in securities, insurance companies, persons subject to the alternative minimum tax, partnerships or other pass-through entities, corporations that accumulate earnings to avoid U.S. federal income tax, certain United States expatriates, tax-exempt organizations, pension plans, persons in special situations, such as those that have elected to mark securities to market or that hold shares of our common stock as part of a straddle, hedge or other integrated investment, foreign governments or agencies, and persons required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to our common stock as a result of such item being taken into account in an applicable financial statement).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a person treated as a partner in the partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for U.S. federal income tax purposes) and their partners should consult their own tax advisors.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the Code, Treasury Regulations (whether final, temporary or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

If you are considering the purchase, ownership or disposition of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Dividends

If we make a distribution of cash or property with respect to our common stock, any such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits. Subject to the discussion below under “ —FATCA Withholding” and “ —Information Reporting and Backup Withholding,” any dividends (including any constructive distributions taxable as dividends) paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (including furnishing IRS Form W-8ECI to us or to our paying agent). Instead, such dividends are subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (1) to complete IRS Form W-8BEN or IRS Form W-8BEN-E and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

To the extent a distribution with respect to our common stock exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the non-U.S. holder’s investment, up to the holder’s adjusted tax basis in its shares of our common stock, and, thereafter, as capital gain, which is subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition.”

Gain on Sale, Exchange or Other Taxable Disposition

Subject to the discussion below under “ —FATCA Withholding” and “ —Information Reporting and Backup Withholding,” any gain realized by a non-U.S. holder on the sale, exchange or other taxable disposition of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax or any withholding thereof unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States of the non-U.S. holder), in which case the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States and, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, will be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate under an applicable income tax treaty);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met, in which case the non-U.S. holder generally will be subject to U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period for our common stock (the “relevant period”) and the non-U.S. holder (i) disposes of our common stock during a calendar year when our common stock is no longer regularly traded on an established securities market or (ii) owned (directly, indirectly and constructively) more than 5% of our common stock at any time during the relevant period, in which case such a non-U.S. holder will be subject to tax on the gain on the disposition of shares of our common stock generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a “U.S. real property holding corporation” only if the fair market value of its United States real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

FATCA Withholding

Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act of 2009, or FATCA) generally impose a 30% withholding tax on U.S. source payments, such as dividends on our shares paid to, and the gross proceeds derived from the sale or other disposition of, such shares on or after January 1, 2019 by, a foreign entity unless the foreign entity (1) is a “foreign financial institution” (as defined under FATCA) that (a) undertakes specified due diligence, reporting, withholding and certification obligations or (b) is a resident in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and complies with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules, (2) is a “non-financial foreign entity” (as defined under FATCA) and identifies certain of its U.S. investors or that it does not have such U.S. investors, generally on IRS Form W-8BEN-E, or (3) otherwise is exempted from withholding under FATCA.

Under certain circumstances, a non-U.S. holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a United States federal income tax return. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our shares.

Information Reporting and Backup Withholding

Except as described below, a non-U.S. holder generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of shares or our common stock, as long as the payor or broker does not have actual knowledge or reason to know that the holder is a United States person and has furnished to the payor or broker:

•	a valid IRS Form W-8BEN or Form W-8BEN-E on which the non-U.S. holder certifies, under penalties of perjury, that it is a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury regulations;

or the non-U.S. holder otherwise establishes an exemption.

However, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or exchange of information agreement.

A non-U.S. holder will be subject to backup withholding, currently at the rate of 24%, for dividends paid to the holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Taxes

The estates of nonresident alien decedents generally are subject to U.S. federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent at the time of the decedent’s death, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. An estate tax credit is available to reduce the net tax liability of a nonresident alien’s estate, but the estate tax credit for a nonresident alien is generally much smaller than the applicable credit for computing the estate tax of a United States resident. Nonresident aliens should consult their personal tax advisors regarding the U.S. federal estate tax consequences of owning our common stock.

Each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to its particular circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders and Keefe, Bruyette & Woods, Inc., or Keefe, Bruyette & Woods, and Hovde Group, LLC, as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Hovde Group, LLC
Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement among us, the selling shareholders and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”

Underwriting Discount

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $                per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us and to the selling shareholders. The information below assumes either no exercise or full exercise by the underwriters of their option to purchase an additional                 shares of our common stock, discussed below:

	Per Share	No Exercise of Option to Purchase Additional Shares	Full Exercise of Option to Purchase Additional Shares
Initial public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We and the selling shareholders estimate the expenses of this offering, not including the underwriting discounts, to be approximately $                million, and such expenses are payable by us. We also have agreed to reimburse the underwriters for certain expenses incurred in connection with this offering in an amount up to $600,000. In accordance with Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5110, these reimbursed expenses are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to additional shares of our common stock, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, our executive officers and directors, the selling shareholders and certain other shareholders who beneficially own in the aggregate approximately                % of our currently outstanding shares of common stock, are entering into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe, Bruyette & Woods and subject to certain limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired or with respect to which such person has or acquires the power of disposition, or exercise any right with respect to the registration of thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

•	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Keefe, Bruyette & Woods may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, Keefe, Bruyette & Woods has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. The initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CCB.”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions, and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and selling shareholders engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons who have expressed an interest in purchasing our shares of common stock in this offering through a directed share program. Our directed share program will be administered by Keefe, Bruyette & Woods or its affiliate. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Conflicts of Interest

An affiliate of Hovde Group, LLC, or Hovde Group, an underwriter in this offering, beneficially owns more than 10% of our issued and outstanding common stock. As a result, Hovde Group is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in compliance with the applicable requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” as defined in Rule 5121 participate in the preparation of, and exercise the usual standards of due diligence with respect to, this prospectus and the registration statement of which this prospectus forms a part. Keefe, Bruyette & Woods has agreed to act as a qualified independent underwriter for this offering. Keefe, Bruyette & Woods will not receive any additional compensation for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Keefe, Bruyette & Woods against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to Rule 5121, Hovde Group will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

In addition, pursuant to an Investment Agreement between us and Steven Hovde, Chairman and Chief Executive Officer at Hovde Group, for so long as Mr. Hovde beneficially owns in aggregate 4.9% or more of our outstanding common stock, Mr. Hovde (or a designated representative) is entitled to serve on the boards of directors of the Company and the Bank, subject to any required regulatory and shareholder approvals. Mr. Hovde is currently a member of our Board.

Selling Restrictions

Prohibition of Sales to European Economic Area Retail Investors

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area, or EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended, referred to as MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, referred to as the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, referred to as the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended, referred to as the PRIIPs Regulation, for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

European Economic Area

In relation to each member state of the EEA that has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares to the public has been or will be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to have been communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received in connection with the issue or sale of the shares of our common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been or will be complied with in respect of anything done in relation to the shares of our common stock offered hereby in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Kilpatrick Townsend & Stockton LLP in Washington, D.C., will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Covington & Burling LLP, Washington, D.C. is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Coastal Financial Corporation and subsidiary as of December 31, 2017 and 2016, and for the years then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements, other documents and schedules filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.

After completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at www.coastalbank.com. This reference to our website is for the convenience of investors, as required by the SEC. Information on our website is not incorporated by reference in this prospectus. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available to you on the SEC’s website at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Coastal Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Coastal Financial Corporation and Subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Everett, Washington

April 27, 2018

We have served as the Company’s auditor since 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2017	2016
ASSETS
Cash and due from banks	$13,787	$11,084
Interest-bearing deposits with other banks	75,964	75,891
Investment securities, available for sale, at fair value	36,927	33,106
Investment securities, held to maturity, at amortized cost	1,409	1,888
Other investments	3,680	3,099
Loans	656,788	596,128
Allowance for loan losses	(8,017)	(7,544)

Net loans	648,771	588,584
Premises and equipment, net	13,121	13,095
Other real estate owned and repossessed assets	—	1,297
Accrued interest receivable	2,274	1,728
Bank-owned life insurance, net	6,500	6,315
Deferred tax asset, net	2,092	3,413
Other assets	1,228	1,111

Total assets	$805,753	$740,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits	$703,295	$648,662
Federal Home Loan Bank (FHLB) advances	20,000	15,000
Subordinated debt
Principal amount $10,000 (less unamortized debt issuance costs of $50 and $64 at December 31, 2017 and 2016, respectively)	9,950	9,936
Junior subordinated debentures
Principal amount $3,609 (less unamortized debt issuance costs of $30 and $32 at December 31, 2017 and 2016, respectively)	3,579	3,577
Deferred compensation	1,175	1,266
Accrued interest payable	228	224
Other liabilities	1,815	2,049

Total liabilities	740,042	680,714
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 12)
SHAREHOLDERS’ EQUITY
Preferred stock, no par value:
Authorized: 25,000,000 and 500,000 shares at December 31, 2017 and 2016, respectively; issued and outstanding: zero shares in 2017 and 2016
	—	—
Common stock, no par value:
300,000,000 shares authorized; 44,435,281 voting and 1,807,218 non-voting shares at December 31, 2017 issued and outstanding. 100,000,000 shares authorized; 44,384,716 voting and 1,807,218 non-voting shares at December 31, 2016 issued and outstanding.	52,521	52,215
Retained earnings	14,134	8,698
Accumulated other comprehensive loss, net of tax	(944)	(1,016)

Total shareholders’ equity	65,711	59,897

Total liabilities and shareholders’ equity	$805,753	$740,611

See accompanying notes.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except for per share data)

	Years Ended December 31,
	2017	2016
INTEREST INCOME
Interest and fees on loans	$30,775	$27,570
Interest on investment securities	672	488
Interest on interest-bearing deposits with other banks	666	402

Total interest income	32,113	28,460
INTEREST EXPENSE
Interest on deposits	2,139	2,118
Interest on borrowed funds	736	405

Total interest expense	2,875	2,523
Net interest income	29,238	25,937
PROVISION FOR LOAN LOSSES	870	1,919

Net interest income after provision for loan losses	28,368	24,018
NONINTEREST INCOME
Deposit service charges and fees	2,617	2,123
Loan referral fees	439	423
Mortgage broker fees	255	346
Sublease and lease income	222	234
Gain on sales of loans, net	102	790
Gain on sale of securities, net	—	160
Other	519	901

Total noninterest income	4,154	4,977
NONINTEREST EXPENSE
Salaries and employee benefits	13,383	11,988
Occupancy	3,037	2,694
Data processing	1,777	1,995
Director and staff expenses	561	543
Excise taxes	459	357
Marketing	446	437
Legal and professional fees	355	380
Federal Deposit Insurance Corporation (FDIC) assessments	331	367
Business development	294	294
Other real estate owned and repossessed assets operations, net	(23)	342
Other	1,813	2,141

Total noninterest expense	22,433	21,538
Income before provision for income tax	10,089	7,457
PROVISION FOR INCOME TAXES	4,653	2,454

NET INCOME	$5,436	$5,003

Earnings per common share
Basic	$0.12	$0.11
Diluted	$0.12	$0.11
Weighted average number of common shares outstanding:
Basic	46,157,436	46,131,022
Diluted	46,172,818	46,136,083

See accompanying notes.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Years Ended December 31,
	2017	2016
NET INCOME	$5,436	$5,003
OTHER COMPREHENSIVE INCOME, before tax
Securities available-for-sale
Unrealized holding gain (loss) during the year	108	(1,352)
Income tax (provision) benefit related to unrealized holding gain (loss)	(36)	460
Reclassification adjustment for realized gain included in net income	—	(160)
Income tax provision related to reclassification for realized gain	—	54

OTHER COMPREHENSIVE INCOME (LOSS) , net of tax	72	(998)

COMPREHENSIVE INCOME	$5,508	$4,005

See accompanying notes.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)

				Accumulated
	Shares of			Other
	Common	Common	Retained	Comprehensive
	Stock	Stock	Earnings	Loss	Total
BALANCE, December 31, 2015	46,162,688	$52,076	$3,695	$(18)	$55,753
Net income	—	—	5,003	—	5,003
Issuance of restricted stock awards	24,000	—	—	—	—
Issuance of vested stock awards	8,000	—	—	—	—
Stock repurchase	(2,754)	(4)	—	—	(4)
Stock-based compensation	—	143	—	—	143
Other comprehensive loss	—	—	—	(998)	(998)

BALANCE, December 31, 2016	46,191,934	52,215	8,698	(1,016)	59,897
Net income	—	—	5,436	—	5,436
Issuance of restricted stock awards	31,041	—	—	—	—
Issuance of vested stock awards	3,000	—	—	—	—
Stock repurchase	(1,876)	(3)	—	—	(3)
Stock-based compensation	—	285	—	—	285
Stock options exercised	18,400	24	—	—	24
Other comprehensive income	—	—	—	72	72

BALANCE, December 31, 2017	46,242,499	$52,521	$14,134	$(944)	$65,711

See accompanying notes.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,436	$5,003
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	870	1,919
Gain on sales of available-for-sale securities, net	—	(160)
Depreciation and amortization	993	895
Loss on disposal of premises and equipment	38	3
Write-downs on repossessed assets	—	100
Gain on sales of loans, net	(102)	(790)
Net premium amortization on investment securities	(2)	21
(Gain) loss on sales of other real estate owned, net	(32)	188
Deferred tax benefit	1,284	(323)
Stock-based compensation	285	143
Bank-owned life insurance earnings	(185)	(188)
Change in other assets and liabilities	(968)	306

Total adjustments	2,181	2,114

Net cash provided by operating activities	7,617	7,117

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in interest-bearing deposits with other banks	(73)	(665)
Purchases of investment securities available-for-sale	(5,011)	(57,945)
Purchases of other stock investments, net	(581)	(71)
Maturities and calls of investment securities available-for-sale	1,326	12,125
Proceeds from sale of securities available-for-sale	—	25,358
Maturities and calls of investment securities held-to-maturity	454	245
Purchases of loans	(24,942)	(4,493)
Increase in loans, net	(36,013)	(93,320)
Purchases of premises and equipment, net	(1,057)	(911)
Cash proceeds from sales of other real estate owned	1,329	991

Net cash used by investing activities	(64,568)	(118,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand deposits, Now and money market, and savings	41,107	119,676
Net increase (decrease) in time deposits	13,526	(14,596)
Net proceeds from short-term FHLB advances	5,000	5,000
Repayment of FHLB long-term borrowings	—	(6,800)
Net proceeds from subordinated debt	—	9,929
Proceeds from stock option exercises	24	—
Repurchase of common stock	(3)	(4)

Net cash provided by financing activities	59,654	113,205

NET INCREASE IN CASH AND DUE FROM BANKS	2,703	1,636
CASH AND DUE FROM BANKS, beginning of year	11,084	9,448

CASH AND DUE FROM BANKS, end of year	$13,787	$11,084

SUPPLEMENTAL SCHEDULE OF OPERATING AND INVESTING ACTIVITIES
Interest paid	$2,871	$2,542
Income taxes paid	3,820	2,369
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
Fair value adjustment of securities available-for-sale, gross	$108	$(1,352)

See accompanying notes.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business – Coastal Financial Corporation (Corporation or Company) is a registered bank holding company whose wholly owned subsidiary is Coastal Community Bank (Bank). The Company is a Washington state corporation that was organized in 2003. The Bank was incorporated and commenced operations in 1997 and is a Washington state-chartered commercial bank and Federal Reserve System (Federal Reserve) state member bank.

The Company provides a full range of banking services to small and medium-sized businesses, professionals, and individuals throughout the greater Puget Sound area through its 13 branches in Snohomish, Island, and King Counties, the Internet, and its mobile banking application. The Bank’s main branch and the headquarters of the Bank and Company are located in Everett, Washington. The Bank’s deposits are insured in whole or in part by the Federal Deposit Insurance Corporation (FDIC). The vast majority of the Bank’s loans and deposits are within the greater Puget Sound area, and the Bank’s primary funding source is deposits from customers. The Bank is subject to regulation by the Federal Reserve and the Washington State Department of Financial Institutions Division of Banks. The Federal Reserve also has supervisory authority over the Company.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts have been eliminated in consolidation.

Financial statement presentation - These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and practices within the banking industry. In accordance with applicable accounting standards, the Company does not consolidate statutory trusts established for the sole purposes of issuing trust preferred securities and related trust common securities. See Note 9, Junior Subordinated Debentures, for additional discussion. Amounts presented in the consolidated financial statements and footnote tables are rounded and presented in thousands of dollars except per-share amounts, which are presented in dollars. In the narrative footnote discussion, amounts are rounded and presented in dollars.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that its critical accounting policies include determining the allowance for loan losses and the accounting for deferred income taxes. Actual results could differ from those estimates.

Subsequent events - The Company has evaluated events and transactions subsequent to December 31, 2017 for potential recognition or disclosure. On January 22, 2018, stock options totaling 580,230 were awarded to employees, as described in Note 14. On March 26, 2018, the Silver Lake related party lease and loan were renewed, as described in Note 11.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Cash equivalents and cash flows - For the purpose of presentation in the statements of cash flows, the Company considers all amounts included in the balance sheet under “cash and due from banks” as cash equivalents, and have maturity dates of three months or less. Interest-bearing deposits at other financial institutions, federal funds sold, and cash flows from loans and deposits are reported as net increases or decreases under cash flows from investing activities or from financing activities.

The Company maintains its cash in depository institution accounts, which, at times, may exceed federally insured limits. The Company monitors these institutions and has not experienced any losses in such accounts.

Investment securities - Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using the interest method or methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Such securities may be sold to facilitate the Company’s asset/liability management strategies and in response to changes in interest rates and similar forces. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on sales of securities are recorded on the trade date and are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Other investments - Other investments on the balance sheet consists of investments in stock of Federal Home Loan Bank, Federal Reserve Bank, and Pacific Coast Banker’s Bancshares.

In July 2008, the Bank became a member of the Federal Reserve. As a Federal Reserve member bank, the Bank is required to own stock in the Federal Reserve Bank of San Francisco (FRB) in an amount based on its capital. The recorded amount of the FRB stock equals its fair value because the shares can only be redeemed by the FRB at their par value. The investment in FRB stock was $1,891,000 and $1,651,000 at December 31, 2017 and 2016, respectively.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

The Bank, as a member of the Federal Home Loan Bank of Des Moines (FHLB), is required to maintain an investment in capital stock of FHLB in an amount equal to 4% of advances outstanding, plus 0.12% of total assets from the prior fiscal year end. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by FHLB at the $1 per share par value. The investment in FHLB stock was $1,689,000 and $1,347,000 at December 31, 2017 and 2016, respectively.

The investment in Pacific Coast Banker’s Bancshares (PCBB) stock consists of an equity security. This investment is carried at its cost of $100,000 at December 31, 2017 and 2016, which approximates its fair value.

Loans and allowance for loan losses - Loans are stated at the principal amount outstanding less the allowance for loan losses and net of any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the level yield methodology and a method that approximates the level yield methodology. Interest income on loans is recognized based upon the principal amounts outstanding. Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are 90 days past due as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectability of principal or interest is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status or principal is paid in full. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current, borrower has demonstrated ability to make regular payments, generally a period of at least six months, and future payments are reasonably assured. Past due status is determined based on contractual terms.

The allowance for loan losses is comprised of amounts charged against income in the form of the provision for loan losses, less charged-off loans, net of recoveries. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: (1) the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; (2) the Company has no recourse to the borrower or if it does, the borrower has insufficient assets to pay the debt; (3) the estimated fair value of the loan collateral is significantly below the current loan balance; and (4) there is little or no near-term prospect for improvement. Subsequent recoveries, if any, are credited to the allowance for loan losses.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

The allowance consists of specific and general components. The specific component relates to loans that are classified as substandard or doubtful. For such loans that are also classified as impaired (including troubled debt restructurings), an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers various loans and is based on the probability of default and loss given default, type of loan, peer information, risk rating and adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. Homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for impairment; accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

A troubled debt restructuring (TDR) is a loan for which the Company, for reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. TDRs are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral-dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Company incorporates recent historical experience with TDRs including the performance of TDRs that subsequently default into the calculation of the allowance by loan portfolio segment.

Periodically, regulatory agencies review the Company’s allowance for loan losses as an integral part of their examination process, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Loans held-for-sale - Loans held-for-sale consist of the guaranteed portion of Small Business Administration (SBA) loans the Company intends to sell after origination and are reflected at the lower of aggregate cost or fair value. Loans are generally sold with servicing of the sold portion retained by the Company. When the sale of the loan occurs, the premium received is combined with the estimated present value of future cash flows on the related servicing asset and recorded as a gain on sale of loans in noninterest income. There were no loans held for sale at December 31, 2017 and 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Loan sales recognition – The Company recognizes a sale on loans if the transferred portion (or portions) and any portion that continues to be held by the transferor are participating interests. Participating interest is defined as a portion of a financial asset that (a) conveys proportionate ownership rights with equal priority to each participating interest holder, (b) involves no recourse (other than standard representations and warranties), and (c) does not entitle any participating interest holder to receive cash before any other participating interest holder. The transfer of the participating interest (or participating interests) must also meet the conditions for surrender of control.

To determine the gain or loss on sale of loans, the Company’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, and the sold portion of the loan, based on the relative fair market value of each portion. The gain or loss on the sold portion of the loan is based on the difference between the sale proceeds and the allocated investment in the sold portion of the loan. A discount is recorded against the carrying value of the retained portion of the loan to offset the fair value allocation of said retained portion.

The Company retains the servicing on the sold guaranteed portion of SBA loans. The Company receives a fee for servicing the loan.

SBA servicing assets - The Company accounts for SBA servicing rights as separately recognized servicing right and initially measure them at fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The Company subsequently measures each SBA servicing asset using the amortization method. Under the amortization method, servicing assets are amortized into noninterest income in proportion to, and over the period of, estimated net servicing income. The amortized assets are assessed for impairment or increased obligations, at the loan level, based on the fair value of each reporting date. As of December 31, 2017 and 2016, SBA servicing assets totaled $406,000 and $593,000, respectively, included in other assets on the balance sheets, and SBA loans serviced totaled $23,774,000 and $32,209,000, respectively.

Reserve for unfunded commitments - A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with the Company’s commitment to lend funds under existing agreements, such as letters or lines of credit. Management determines the adequacy of the reserve for unfunded commitments based on review of individual credit facilities, current economic conditions, and risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and adjustments are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance for loan losses. Provision for unfunded commitments losses are added to the reserve for unfunded commitments, which is included in the other liabilities section of the consolidated balance sheets.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Premises and equipment – Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method based upon the estimated useful lives of the assets. Asset lives range from three to thirty-nine years. Leasehold improvements are amortized over the expected term of the lease or the estimated useful life of the improvement, whichever is less.

Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income and expense accounts. These assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines impairment exists, the asset is reduced with an offsetting charge to expense.

Transfers of financial assets - Transfers of an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) a group of financial assets or a participating interest in an entire financial asset has been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other real estate owned and repossessed assets- Other real estate owned and repossessed assets are foreclosed property held pending disposition and is initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. At foreclosure, if the fair value of the asset acquired less estimated selling costs is less than the Company’s recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to income, if necessary, to reduce the carrying value of the property to its fair value less estimated selling costs.

Federal income taxes - The Company and the Bank file a consolidated federal income tax return. Deferred federal income taxes result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements. Deferred taxes are temporary differences that will be recognized in future periods. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Taxes are paid by the Bank to the Company based on the separate taxable income of the Bank. The Company and Bank maintain their records on the accrual basis of accounting for financial reporting and for income tax reporting purposes. With few exceptions, the Company is no longer subject to income tax examination for years before 2014.

As of December 31, 2017 and 2016, the Company has no unrecognized tax benefits. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in other noninterest expense. There were no interest and penalties assessed during 2017 or 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Stock-based compensation - Compensation expense is recognized for stock options and restricted stock awards, based on the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the grant date is used for restricted stock awards and is determined on the basis of objective criteria including trade data. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings per common share – Earnings per common share is computed under the two-class method. Pursuant to the two-class method, nonvested stock based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Application of the two-class method resulted in the equivalent earnings per share to the treasury method.

Basic earnings per common share is computed by dividing net earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock options to issue common stock if exercised into common stock using the treasury stock method. Some stock options are anti-dilutive and therefore are not included in the calculation of diluted EPS.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of the shareholders’ equity section of the balance sheets. Accumulated other comprehensive loss consists of only one component: unrealized gains or losses on investment securities available-for-sale.

Business Segments - The Company is managed by legal entity and not by lines of business. The entity’s primary business is that of a traditional banking institution, gathering deposits and originating loans for portfolio in its market areas. The Bank offers a wide variety of deposit products to their customers. Lending activities include the origination of real estate, commercial and industrial, and consumer loans. Interest income on loans is the Company’s primary source of revenue, and is supplemented by interest income from investment securities, deposit service charges, and other service provided activities. The performance of the Company is reviewed and monitored by the Company’s executive management and Board of Directors on a monthly basis. The Company has determined that its current business and operations consist of a single reporting segment and, therefore, segment disclosures are not required.

Advertising costs - Advertising costs are expensed as incurred or over the period of the campaign/promotion. Advertising costs in the amount of $446,000 and $437,000 were expensed during 2017 and 2016, respectively.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Reclassifications - Certain prior-year amounts have been reclassified to conform to the 2017 presentation, with no effect on net income and shareholders’ equity as previously reported.

Recent accounting standards - In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of the guidance is that any entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to achieve the core principle. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. The new standard will not result in material change from our current accounting for revenue, as recognition of interest income and larger sources of noninterest income from our current financial instruments are not impacted by the guidance. Additional disclosure regarding the composition of the Company’s revenue sources will be required.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. This ASU requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. In addition, the amendments in this ASU require the exit price notion of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. This ASU also eliminates the requirement to disclose the method(s) and significant assumptions used to estimate fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. The ASU also requires a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk (also referred to as ‘own credit’) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for certain provisions. The adoption of this standard will not have a material effect on the Company’s operating results or financial condition. However, it will require expansion of disclosures concerning the Company’s valuation techniques.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). The new standard is being issued to increase the transparency and comparability around lease obligations. Previously unrecorded off-balance sheet obligations will now be brought more prominently to light by presenting lease liabilities on the face of the balance sheet, accompanied by enhanced qualitative and quantitative disclosures in the notes to the financial statements. The ASU is effective for public business entities in fiscal years beginning after December 15, 2018, inkling interim periods within those fiscal years. The Company is in the early stages of its implementation assessment, which includes identifying the population of Company’s leases that are within the scope of the new guidance and gathering all key lease data that will facilitate application of the new accounting requirements.

In March 2016, the FASB issued ASU No. 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The ASU eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an adjustment must be made to the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The ASU is effective for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption of the update is permitted. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update seek to simplify several aspects of the accounting for employee share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. ASU 2016-09 will be effective for the Company for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by reporting entities. The amendment requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The amendment requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that do not file with the U.S. Securities and Exchange Commission (SEC) this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. It is effective for SEC filers for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are assessing our data and the model needs and are evaluating the impact of adopting the amendment. We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments, a consensus of the FASB’s Emerging Issues Task Force. The ASU is intended to reduce diversity in practice in how certain transactions are presented and classified in the statement of cash flows. The standard will take effect for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation, Interests Held through Related Parties That Are under Common Control. The ASU was issued to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The amendment is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption of the update is permitted. The Company adopted this new authoritative guidance on January 1, 2017 and it did not have an impact on the Company’s consolidated financial statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgement. The amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The amendments in this update become effective for annual periods and interim periods within those fiscal years, beginning after December 15, 2017. The adoption of this standard will not have a material effect on the Company’s operating results or financial condition.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this ASU allow a reclassification from accumulated other comprehensive income (AOCI) to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. The amendments in this ASU also require certain disclosures about stranded tax effects. The amendments are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this ASU is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company will record a reclass of approximately $186,000 from retained earnings to AOCI in the first quarter of 2018.

Note 2 - Restriction on Cash and Due From Banks

Federal Reserve Board regulations require that the Company maintain reserve funds in cash or on deposit with the FRB, based on a percentage of certain deposits. The required reserve at December 31, 2017 and 2016 was $17,332,000 and $14,525,000, respectively.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Investment Securities

The amortized cost and fair values of investment securities at the date indicated are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(dollars in thousands)
December 31, 2017
Available-for-sale
U.S. Treasury securities	$34,794	$—	$(1,398)	$33,396
U.S. Government agencies	3,000	—	(30)	2,970
U.S. Agency collateralized mortgage obligations	224	—	(3)	221
U.S. Agency residential mortgage-backed securities	79	1	—	80
Municipals	261	—	(1)	260

Total available-for-sale securities	38,358	1	(1,432)	36,927
Held-to-maturity
U.S. Agency residential mortgage-backed securities	1,409	—	(35)	1,374

Total investment securities	$39,767	$1	$(1,467)	$38,301

The amortized cost and fair values of investment securities at the date indicated are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(dollars in thousands)
December 31, 2016
Available-for-sale
U.S. Treasury securities	$29,746	$—	$(1,498)	$28,248
U.S. Government agencies	4,000	—	(39)	3,961
U.S. Agency collateralized mortgage obligations	290	—	(1)	289
U.S. Agency residential mortgage-backed securities	119	2	—	121
Municipals	490	—	(3)	487

Total available-for-sale securities	34,645	2	(1,541)	33,106
Held-to-maturity
U.S. Agency residential mortgage-backed securities	1,888	—	(72)	1,816

Total investment securities	$36,533	$2	$(1,613)	$34,922

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Investment Securities (continued)

The amortized cost and fair value of debt securities at December 31, 2017, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are shown separately, since they are not due at a single maturity date.

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(dollars in thousands)
Amounts maturing in
One year or less	$—	$—	$—	$—
After one year through five years	7,995	7,807	—	—
After five years through ten years	30,060	28,819	—	—

	38,055	36,626	—	—
U.S. Agency residential mortgage-backed securities and collateralized mortgage obligations	303	301	1,409	1,374

	$38,358	$36,927	$1,409	$1,374

Investment securities with carrying values of $14,526,000 and $9,387,000 at December 31, 2017 and 2016, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

There were no sales of investment securities during 2017. Total proceeds from sales of available for sale securities totaled $25,358,000 during 2016. Gross realized gains totaled $163,000 and a gross realized loss totaled $3,000 in 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Investment Securities (continued)

Information pertaining to securities with gross unrealized losses at the dates indicated, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(dollars in thousands)
December 31, 2017
Available-for-sale
U.S. Treasury securities	$4,934	$(77)	$28,463	$(1,321)	$33,397	$(1,398)
U.S. Government agencies	—	—	2,970	(30)	2,970	(30)
U.S. Agency collateralized mortgage obligations	220	(3)	—	—	220	(3)
Municipals	260	(1)	—	—	260	(1)

Total available-for-sale securities	5,414	(81)	31,433	(1,351)	36,847	(1,432)
Held-to-maturity
U.S. Agency residential mortgage-backed securities	—	—	1,374	(35)	1,374	(35)

Total investment securities	$5,414	$(81)	$32,807	$(1,386)	$38,221	$(1,467)

December 31, 2016
Available-for-sale
U.S. Treasury securities	$28,248	$(1,498)	$—	$—	$28,248	$(1,498)
U.S. Government agencies	3,961	(39)	—	—	3,961	(39)
U.S. Agency collateralized mortgage obligations	289	(1)	—	—	289	(1)
Municipals	487	(3)	—	—	487	(3)

Total available-for-sale securities	32,985	(1,541)	—	—	32,985	(1,541)
Held-to-maturity
U.S. Agency residential mortgage-backed securities	—	—	1,816	(72)	1,816	(72)

Total investment securities	$32,985	$(1,541)	$1,816	$(72)	$34,801	$(1,613)

At December 31, 2017 and 2016, there were 11 and 12 securities, respectively, in an unrealized loss position. Unrealized losses have not been recognized into income because management does not intend to sell and does not expect it will be required to sell the investments. The decline is largely due to changes in market conditions and interest rates, rather than credit quality. The fair value is expected to recover as the underlying securities in the portfolio approach maturity date and market conditions improve. The Company does not consider these securities to be other than temporarily impaired at December 31, 2017 and 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses

The composition of the loan portfolio is as follows as of December 31:

	2017	2016
	(dollars in thousands)
Commercial and industrial loans	$88,688	$71,397
Real estate loans
Construction, land, and land development	41,641	55,565
Residential real estate	87,031	77,361
Commercial real estate	437,717	391,046
Consumer and other loans	2,058	1,276

Loans	657,135	596,645
Net deferred origination fees	(347)	(517)

Loans, net	$656,788	$596,128

Included in loans are overdrafts of $76,000 and $67,000 at December 31, 2017 and 2016, respectively. The Company has pledged loans totaling $147,008,000 and $136,904,000 at December 31, 2017 and 2016, respectively, for borrowing lines at the FHLB and FRB. See Note 7 for more details on FHLB, FRB borrowings and available lines of credit.

The balance of SBA loans and participations serviced for others totaled $29,910,000 and $37,297,000 at December 31, 2017 and 2016, respectively.

The Company, at times, purchases individual loans at fair value as of the acquisition date. Purchased loans totaled $51,337,000 and $31,650,000 as of December 31, 2017 and 2016, respectively. Unamortized premiums totaled $718,000 and $392,000 as of December 31, 2017 and 2016, respectively, and are amortized into interest income over the life of the loans.

The following is a summary of the Company’s loan portfolio segments:

Commercial and industrial loans – Commercial and industrial loans are secured by business assets including inventory, receivables and machinery and equipment to businesses located generally in our primary market area. Loan types include revolving lines of credit, term loans, and loans secured by liquid collateral such as cash deposits or marketable securities. We also issue letters of credit on behalf of our customers. Risk arises primarily due to the difference between expected and actual cash flows of the borrowers. In addition, the recoverability of the Company’s investment in these loans is also dependent on other factors primarily dictated by the type of collateral securing these loans. The fair value of the collateral securing these loans may fluctuate as market conditions change. In the case of loans secured by accounts receivable, the recovery of the Company’s investment is dependent upon the borrower’s ability to collect amounts due from its customers.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

Construction, land and land development loans – We originate loans for the construction of 1-4 family, multifamily, and CRE properties in our market area. Construction loans are considered to have higher risks due to construction completion and timing risk, the ultimate repayment being sensitive to interest rate changes, government regulation of real property and the availability of long-term financing. Additionally, economic conditions may impact the Company’s ability to recover its investment in construction loans, as adverse economic conditions may negatively impact the real estate market, which could affect the borrower’s ability to complete and sell the project. Additionally, the fair value of the underlying collateral may fluctuate as market conditions change. We occasionally originate land loans for the purpose of facilitating the ultimate construction of a home or commercial building. The primary risks include the borrower’s ability to pay and the inability of the Company to recover its investment due to a decline in the fair value of the underlying collateral.

Residential real estate – Residential real estate includes various types of loans which the Company holds real property as collateral. Included in this segment are multi-family loans, first lien single family loans, which we occasionally purchase to diversify our loan portfolio, and rental portfolios secured by one-to-four family homes. The primary risks of residential real estate loans include the borrower’s inability to pay, material decreases in the value of the collateral, and significant increases in interest rates which may make the loan unprofitable.

Commercial real estate (includes owner occupied and non-owner occupied) – Commercial real estate includes various types of loans which the Company holds real property as collateral. The primary risks of real estate loans include the borrower’s inability to pay, material decreases in the value of the collateralized real estate and significant increases in interest rates, which may make the real estate loan unprofitable. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy.

Consumer and other loans – We originate a limited number of consumer loans, generally for banking customers only, which consist primarily of home equity lines of credit, saving account secured loans, and auto loans. Repayment of these loans is dependent on the borrower’s ability to pay and the fair value of the underlying collateral.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

The following table illustrates an age analysis of past due loans as of the dates indicated:

						Recorded
						Investment
						90 Days
						or More
	30-89	90 Days				Past Due
	Days Past	or More	Total		Total	and Still
	Due	Past Due	Past Due	Current	Loans	Accruing
	(dollars in thousands)
December 31, 2017
Commercial and industrial loans	$791	$372	$1,163	$87,525	$88,688	$—
Real estate loans
Construction, land and land development	218	—	218	41,423	41,641	—
Residential real estate	76	—	76	86,955	87,031	—
Commercial real estate	333	345	678	437,039	437,717	—
Consumer and other loans	—	—	—	2,058	2,058	—

	$1,418	$717	$2,135	$655,000	657,135	$—

Less net deferred origination fees					(347)

Loans, net					$656,788

						Recorded
						Investment
						90 Days
						or More
	30-89	90 Days				Past Due
	Days Past	or More	Total		Total	and Still
	Due	Past Due	Past Due	Current	Loans	Accruing
December 31, 2016
Commercial and industrial loans	$9	$28	$37	$66,360	$66,397	$—
Real estate loans
Construction, land and land development	—	122	122	55,443	55,565	122
Residential real estate	145	98	243	77,216	77,459	—
Commercial real estate	753	—	753	390,293	391,046	—
Consumer and other loans	—	—	—	6,178	6,178	—

	$907	$248	$1,155	$595,490	596,645	$122

Less net deferred origination fees					(517)

Loans, net					$596,128

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

A summary of information pertaining to impaired loans is as follows as of and for the period indicated:

	Unpaid	Recorded	Recorded
	Contractual	Investment	Investment	Total		Average	Interest
	Principal	With No	With	Recorded	Related	Recorded	Income
	Balance	Allowance	Allowance	Investment	Allowance	Investment	Recognized
	(dollars in thousands)
December 31, 2017
Commercial and industrial loans	$1,123	$1,065	$—	$1,064	$—	$1,157	$56
Real estate loans
Construction, land, and land development	—	—	—	—	—	—	—
Residential real estate	94	89	—	88	—	93	—
Commercial real estate	2,249	1,660	—	1,660	—	1,888	11

Total	$3,466	$2,814	$—	$2,812	$—	$3,138	$67

December 31, 2016
Commercial and industrial loans	$28	$28	$—	$28	$—	$2	$—
Real estate loans
Construction, land, and land development	1,406	1,406	—	1,406	—	1,298	61
Residential real estate	98	98	—	98	—	8	—
Commercial real estate	5,542	5,405	—	5,405	—	5,464	175

Total	$7,074	$6,937	$—	$6,937	$—	$6,772	$236

The Company grants restructurings in response to borrower financial difficulty, and generally provides for a temporary modification of loan repayment terms. The restructured loans on accrual status represent the only impaired loans accruing interest. In order for a restructured loan to be considered for accrual status, the loan’s collateral coverage generally will be greater than or equal to 100% of the loan balance, the loan is current on payments, and the borrower must either prefund an interest reserve or demonstrate the ability to make payments from a verified source of cash flow for an extended period of time, usually at least six months in duration.

The following tables present troubled debt restructurings by accrual versus nonaccrual status and by loan class as of the period indicated:

	Accrual	Nonaccrual	Total Restructured
	Status	Status	Loans
	(dollars in thousands)
December 31, 2017
Commercial real estate	$—	$1,315	$1,315

December 31, 2016
Commercial real estate	$5,326	$1,363	$6,689

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

No loans were restructured in 2017 or 2016 as troubled debt restructurings. The Company has no commitments to loan additional funds to borrowers whose loans were troubled debt restructurings at December 31, 2017.

When loans are placed on nonaccrual status, all accrued interest is reversed from current period earnings. Payments received on nonaccrual loans are generally applied as a reduction to the loan principal balance. If the likelihood of further loss is removed, the Company will recognize interest on a cash basis only. Loans may be returned to accruing status if the Company believes that all remaining principal and interest is fully collectible and there has been at least six months of sustained repayment performance since the loan was place on nonaccrual.

An analysis of nonaccrual loans by category consisted of the following at December 31:

	2017	2016
	(dollars in thousands)
Commercial and industrial loans	$372	$28
Real estate loans
Residential real estate	88	98
Commercial real estate	1,660	1,363

Total nonaccrual loans	$2,120	$1,489

Credit Quality and Credit Risk

Federal regulations require that the Company periodically evaluate the risks inherent in its loan portfolio. In addition, the Company’s regulatory agencies have authority to identify problem loans and, if appropriate, require them to be reclassified. There are three classifications for problem loans: Substandard, Doubtful, and Loss. Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of loans classified as Substandard, with additional characteristics that suggest the weaknesses make collection or recovery in full after liquidation of collateral questionable on the basis of currently existing facts, conditions, and values. There is a high possibility of loss in loans classified as Doubtful. A loan classified as Loss is considered uncollectible and of such little value that continued classification of the credit as a loan is not warranted. If a loan or a portion thereof is classified as Loss, it must be charged-off, meaning the amount of the loss is charged against the allowance for loan losses, thereby reducing that reserve. The Company also classifies some loans as Watch or Other Loans Especially Mentioned (OLEM). Loans classified as Watch are performing assets and classified as pass credits but have elements of risk that require more monitoring than other performing loans and are reported in the Pass column in the following table. Loans classified as OLEM are assets that continue to perform but have shown deterioration in credit quality and require close monitoring.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

Loans by credit quality risk rating are as follows as of the periods indicated:

		Other Loans
		Especially	Sub-
	Pass	Mentioned	Standard	Doubtful	Total
	(dollars in thousands)
December 31, 2017
Commercial and industrial loans	$87,247	$376	$902	$163	$88,688
Real estate loans
Construction, land, and land development	39,081	2,560	—	—	41,641
Residential real estate	86,464	479	88	—	87,031
Commercial real estate	434,421	1,636	1,315	345	437,717
Consumer and other loans	2,058	—	—	—	2,058

	$649,271	$5,051	$2,305	$508	657,135

Less net deferred origination fees					(347)

Loans, net					$656,788

December 31, 2016
Commercial and industrial loans	$68,606	$1,890	$901	$—	$71,397
Real estate loans
Construction, land, and land development	54,324	1,119	122	—	55,565
Residential real estate	77,057	—	304	—	77,361
Commercial real estate	384,892	811	5,343	—	391,046
Consumer and other loans	1,276	—	—	—	1,276

	$586,155	$3,820	$6,670	$—	596,645

Less net deferred origination fees					(517)

Loans, net					$596,128

Allowance for Loan Losses

The Company’s ALLL covers estimated credit losses on individually evaluated loans that are determined to be impaired as well as estimated probable losses inherent in the remainder of the loan portfolio. The ALLL is prepared using the information provided by the Company’s credit review process together with data from peer institutions and economic information gathered from published sources.

The loan portfolio is segmented into groups of loans with similar risk profiles. Each segment possesses varying degrees of risk based on the type of loan, the type of collateral, and the sensitivity of the borrower or industry to changes in external factors such as economic conditions. An estimated loss rate calculated the Company’s actual historical loss rates adjusted for current portfolio trends, economic conditions, and other relevant internal and external factors, is applied to each group’s aggregate loan balances.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

The following tables summarize the allocation of the allowance as well as the activity in the allowance attributed to various segments in the loan portfolio as of and for the period ended December 31, 2017:

	Commercial	Construction,
	and	Land, and Land	Residential	Commercial	Consumer		2017
	Industrial	Development	Real Estate	Real Estate	and Other	Unallocated	Total
	(dollars in thousands)
Allowance for Loan Losses
Balance, beginning of year	$1,606	$1,398	$1,495	$1,474	$26	$1,545	$7,544
Provision for loan losses or (recapture)	336	(430)	(152)	948	23	145	870

	1,942	968	1,343	2,422	49	1,690	8,414

Loans charged-off	(81)	—	—	(408)	(11)	—	(500)
Recoveries of loans previously charged-off	3	95	—	—	5	—	103

Net (charge-offs) recoveries	(78)	95	—	(408)	(6)	—	(397)

Balance, end of year	$1,864	$1,063	$1,343	$2,014	$43	$1,690	$8,017

Amounts allocated to
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,864	1,063	1,343	2,014	43	1,690	8,017

Balance, end of year	$1,864	$1,063	$1,343	$2,014	$43	$1,690	$8,017

Loans
Individually evaluated for impairment	$1,065	$—	$89	$1,660	$—		$2,814
Collectively evaluated for impairment	87,623	41,641	86,942	436,057	2,058		654,321

Ending balance total loans	$88,688	$41,641	$87,031	$437,717	$2,058		$657,135

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Loans and Allowance for Loan Losses (continued)

The following tables summarize the allocation of the allowance as well as the activity in the allowance attributed to various segments in the loan portfolio as of and for the period ended December 31, 2016:

	Commercial	Construction,
	and	Land, and Land	Residential	Commercial	Consumer		2016
	Industrial	Development	Real Estate	Real Estate	and Other	Unallocated	Total
	(dollars in thousands)
Allowance for Loan Losses
Balance, beginning of year	$1,311	$1,031	$1,744	$1,509	$35	$359	$5,989
Provision for loan losses or (recapture)	421	367	(170)	115	—	1,186	1,919

	1,732	1,398	1,574	1,624	35	1,545	7,908

Loans charged-off	(128)	—	(79)	(150)	(10)	—	(367)
Recoveries of loans previously charged-off	2	—	—	—	1	—	3

Net (charge-offs) recoveries	(126)	—	(79)	(150)	(9)	—	(364)

Balance, end of year	$1,606	$1,398	$1,495	$1,474	$26	$1,545	$7,544

Amounts allocated to
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,606	1,398	1,495	1,474	26	1,545	7,544

Balance, end of year	$1,606	$1,398	$1,495	$1,474	$26	$1,545	$7,544

Loans
Individually evaluated for impairment	$28	$1,406	$98	$5,405	$—		$6,937
Collectively evaluated for impairment	71,369	54,159	77,263	385,641	1,276		589,708

Ending balance total loans	$71,397	$55,565	$77,361	$391,046	$1,276		$596,645

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Premises and Equipment

The investment in premises and equipment consisted of the following at December 31:

	2017	2016
	(dollars in thousands)
Land	$2,426	$2,426
Buildings	7,392	7,392
Leasehold improvements	3,421	3,066
Furniture	1,821	1,737
Equipment	3,134	3,044
Software	508	356
Projects in process	132	63

	18,834	18,084
Less accumulated depreciation and amortization	(5,713)	(4,989)

Premises and equipment, net	$13,121	$13,095

Depreciation and amortization on premises and equipment charged to expense totaled $993,000 and $895,000 for the years ended December 31, 2017 and 2016, respectively.

The Company leases certain branch and office facilities under operating leases with lease terms from three to twenty years. Many of these leases include renewal options and provide for rate adjustments based on changes in various economic indicators. The Company leases its Silver Lake and Everett facilities from related parties (Note 11). Gross rental expense for branch facilities was $1,065,000 and $1,017,000 for 2017 and 2016, respectively. Office space at several branches is leased and sub-leased to various tenants on month-to-month and multi-year leases. Lease and sublease income was $223,000 and $234,000 for 2017 and 2016, respectively.

The Company entered into a capital lease in 2017 for the purchase of ATM equipment totaling $18,000. There were no capital lease purchases in 2016. Depreciation totaled $52,000 and $51,000 for the years ended December 31, 2017 and 2016, respectively, related to the capitalized equipment. The lease obligation is included in other liabilities on the consolidated balance sheet.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Premises and Equipment (continued)

The following table sets forth, as of December 31, 2017, the future minimum lease payments under noncancelable operating leases, capital leases, and future minimum income receivable under noncancelable operating leases and subleases:

	Operating	Capital	Lease and
	Lease	Lease	Sublease
	Payments	Payments	Income
	(dollars in thousands)
2018	$995	$66	$85
2019	982	66	41
2020	988	5	42
2021	911	—	44
2022	915	—	41
Thereafter	2,065	—	—

	$6,856	$137	$253

Note 6 - Deposits

The composition of consolidated deposits consisted of the following at December 31:

	2017	2016
	(dollars in thousands)
Demand, noninterest-bearing	$242,358	$223,955
Now and money market	326,412	308,934
Savings	43,876	38,650
Time deposits less than $250,000	60,445	58,048
Time deposits $250,000 and over	30,204	19,075

Total deposits	$703,295	$648,662

Maturities of time deposits for each of the next five years are as follows (dollars in thousands):

2018	$44,473
2019	32,957
2020	6,372
2021	4,447
2022	2,400

$90,649

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Federal Home Loan Bank Advances and Other Borrowings

At December 31, 2017 the Company had $20,000,000 in overnight FHLB advances, compared to $15,000,000 in overnight FHLB advances at December 31, 2016. The advances are secured by a blanket pledge of eligible collateral including first lien single family and multi-family mortgages with a carrying value of $103,092,000 and $96,153,000 at December 31, 2017 and 2016, respectively. The Company has available borrowing capacity of an additional $39,256,000 from FHLB at December 31, 2017, subject to certain collateral requirements and with interest at the then stated rate.

The following table summarizes activities in advances from the FHLB for the periods indicated:

	Year Ended December 31,
	2017	2016
	(dollars in thousands)
Average balance outstanding	$1,752	$5,791
Maximum amount oustanding at any month-end during the year	20,000	15,800
Balance outstanding at year end	20,000	15,000
Weighted average interest rate during the year	1.34%	0.84%

The Company has established an $8,000,000 unsecured line of credit, with interest payable at the then-stated rate, with PCBB, which expires in June 2018. There were no borrowings on this line at December 31, 2017 or 2016.

The Company has established a Borrower-in-Custody (BIC) arrangement with the FRB, which is secured by eligible loans, with interest payable at the then-stated rate. At December 31, 2017, the Company had pledged commercial real estate loans totaling $43,916,000, which provided available borrowing capacity of $21,140,000. At December 31, 2016, the Company had pledged commercial real estate loans totaling $40,751,000, which provided available borrowing capacity of $21,861,000. There were no borrowings outstanding on this line of credit at December 31, 2017 or 2016.

Note 8 - Subordinated Debt

On July 29, 2016, the Company issued a subordinated note payable to Banterra Bank. The $10,000,000 note, maturing on August 1, 2026, is fixed for five years at 5.65%, and thereafter is variable at a floating rate, calculated quarterly, based on the Wall Street Journal prime rate plus 2.5%. Interest is paid quarterly. Principal payments of $500,000 per quarter commence November 1, 2021, in conjunction with the floating rate period. Interest expense of $587,000 and $252,000 was recognized during 2017 and 2016, respectively, and accrued interest payable on this note totaled $96,000 at December 31, 2017 and 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Junior Subordinated Debentures

At December 31, 2017 and 2016, the Company’s junior subordinated debentures were as follows:

Coastal (WA) Statutory Trust I	Aggregate Principal Amount 2017	Aggregate Principal Amount 2016
	(dollars in thousands)
Total liability, at par	$3,609	$3,609
Less: unamortized debt issuance costs	(30)	(32)

Total liability, at carrying value	$3,579	$3,577

Stated Maturity:	December 15, 2034
Interest Rate Spread:	Three-month LIBOR + 2.10%

On December 15, 2004, the Company issued $3,609,000 floating rate junior subordinated debentures to Coastal (WA) Statutory Trust I, which was formed for the issuance of trust preferred securities. The debentures bear interest at three-month LIBOR plus 2.10% (3.69% and 3.06% at December 31, 2017 and 2016, respectively). Interest is payable quarterly. Interest expense of $122,000 and $102,000 was recognized during 2017 and 2016, respectively, and accrued interest payable on these securities totaled $6,000 and $5,000 at December 31, 2017 and 2016, respectively. There are no principal payments due on these debentures in the next five years.

The Trust is not consolidated with the Company. Accordingly, the Company reports the subordinated debentures held by the Trust as liabilities. The Company owns all of the common securities of the trust. The trust preferred securities issued by the trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the note has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Federal Income Taxes

The components of the federal income tax for consisted of the following at December 31:

	Company	Bank	Total
	(dollars in thousands)
2017
Current tax expense (benefit)	$(271)	$3,640	$3,369
Deferred tax benefit	17	1,267	1,284

Total tax expense (benefit)	$(254)	$4,907	$4,653

2016
Current tax expense (benefit)	$(91)	$2,868	$2,777
Deferred tax benefit	(16)	(307)	(323)

Total tax expense (benefit)	$(107)	$2,561	$2,454

The principal factors causing a variation from the statutory tax rate are as follows:

	2017		2016
	(dollars in thousands)
	Amount	Rate	Amount	Rate
Federal income taxes at statutory rate of 34%	$3,431	34.0%	$2,535	34.0%
Remeasurement of deferred tax assets for federal rate change	1,295	12.8	—	—
Effect of tax-exempt interest	(120)	(1.2)	(95)	(1.3)
Bank owned life insurance earnings	(63)	(0.6)	(41)	(0.6)
Nondeductible expenses	42	0.4	35	0.5
Stock-based compensation	68	0.7	19	0.3
Other	—	—	1	0.0

	$4,653	46.1%	$2,454	32.9%

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Federal Income Taxes (continued)

The net deferred tax asset consists of the following temporary differences and carryforward items at December 31:

	2017	2016
	(dollars in thousands)
Deferred tax asset
Allowance for loan losses	$1,683	$2,565
Net unrealized loss on available-for-sale securities	301	523
Deferred compensation	247	430
Nonqualified stock options	56	74
Interest on nonaccrual loans	56	48
Deferred income	46	65
Allowance for unfunded commitments	44	66
Accrued Expense	15	31
Other real estate owned writedowns	—	19

Total deferred tax asset	2,448	3,821
Deferred tax liability
Depreciation and amortization	(356)	(408)

Total deferred tax liability	(356)	(408)

Net deferred tax asset	$2,092	$3,413

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized. “More likely than not” is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon its analysis of available evidence, including recent profitability, management has determined that it is “more likely than not” that the Company’s deferred income tax assets as of December 31, 2017 will be fully realized and therefore no valuation allowance was recorded.

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”) was signed into law. Among other things, the Act reduces the Company’s corporate federal tax rate from 34% to 21% effective January 1, 2018. As a result the Company is required to re-measure, through income tax expense, our deferred tax assets and liabilities’ using the enacted rate at which management expects going forward. The re-measurement of the Company’s net deferred tax asset resulted in additional income tax expense of approximately $1,295,000.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Related Party Transactions

During 2017 and 2016, the Company had transactions made in the ordinary course of business with certain of its executive officers and directors. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

A summary of loan transactions follows:

	2017	2016
	(dollars in thousands)
Beginning Balance January 1	$3,989	$4,684
Additions	2,260	590
Amounts Collected	(1,060)	(1,285)

Ending Balance December 31	$5,189	$3,989

The Company held deposits of $4,007,000 and $2,725,000 from directors, principal shareholders and executive officers at December 31, 2017 and 2016, respectively.

As discussed in Note 5, the Company leases two facilities from related parties. The Silver Lake facility is leased under a noncancelable operating lease from an entity that is owned by a director. The lease term for the Silver Lake facility is for ten years, through June 2018, and is leased for $17,000 monthly. There are four renewal options, of five years each, included in the lease terms. Subsequent to year end, the lease was renewed and amended at a market rate for ten years, with two renewal options of five years each. Payments are $15,000 a month and increase annually based on changes in the Consumer Price Index. The director has a related party loan with the Company that is secured by the Silver Lake facility and totals $1,906,000 at December 31, 2017, and subsequent to year end the loan was renewed at a market rate. The Everett branch facility is leased from a group of investors, one of which is a director. The Everett lease originated in 1997 for ten years and has been renewed through March 2024. Monthly rent under the Everett lease is $40,000 through March 2018, and increases to $46,000 for the remaining lease term. Rents paid during 2017 and 2016 under these related party leases totaled $684,000 each year.

Note 12 - Commitments and Contingencies

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not reflected in the consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

At December 31, 2017 and 2016, the Company had a reserve for unfunded commitments of $210,000 and $195,000, respectively, included in other liabilities on the consolidated balance sheet.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies (continued)

Financial instruments whose contract amount represents credit risk were as follows at December 31:

	2017	2016
	(dollars in thousands)
Commitments to extend credit
Commercial and industrial	$38,958	$29,352
Construction - residential real estate	27,447	12,488
Residential real estate	12,488	11,436
Construction - commercial real estate	3,343	6,367
Other	5,603	8,007

Total commitments to extend credit	$87,839	$67,650

Standby letters of credit	$2,004	$611

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. The type of collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. No losses were incurred in 2017 or 2016 under these commitments.

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Concentration of Credit Risk

Most of the Company’s business activity is with customers who are concentrated in the state of Washington. Investments in municipal securities involve governmental entities within the state. Generally, amounts placed or invested in bank accounts are insured by the FDIC up to $250,000 per bank. Uninsured deposits in bank accounts at December 31, 2017 and 2016, totaled $6,717,000 and $5,604,000, respectively. Loans are generally limited, by state banking regulations, to 20% of the Bank’s equity, excluding accumulated other comprehensive income (loss). The Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Company regularly utilizes real estate as collateral to reduce the risk of credit loss in the loan portfolio. As of December 31, 2017 and 2016, the Company has a concentration of credit in commercial real estate. Commercial real estate loans are typically secured by the Bank’s first lien position on the subject property. Standby letters of credit were granted primarily to commercial borrowers.

Note 14 - Stock-Based Compensation

Stock Options and Restricted Stock

The Company has one stock option plan: the 2006 Stock Option and Equity Compensation Plan (Plan). This plan is unlimited in duration. Provisions of the Plan and Internal Revenue Service (IRS) Code limit Incentive Stock Options to be granted on a date that is not more than ten years from the Plan date or the date the Plan was amended to increase the shares available. The Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. Stock awards may be issued to directors, officers, and employees of the Company and the Bank. The Plan permits revisions and amendments, requiring approval of shareholders of the Company.

Shares available to be granted in the plan were approved by shareholders as follows:

Date of Shareholder Approval	Shares Approved	Shares Available at December 31, 2017	Shares Status at December 31, 2017
April 19, 2006	200,000	—	Expired
April 21, 2010	500,000	—	Active
April 24, 2012	1,250,000	—	Active
April 28, 2015	1,650,000	173,799	Active
April 24, 2017	2,000,000	2,000,000	Active

Total shares	5,600,000	2,173,799

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Stock-Based Compensation (continued)

Stock Option Awards

In January 2017, the Company granted 169,125 nonqualified stock options to an employee, which vests ratably over 10 years. The Company also granted 411,500 qualified options to employees during 2017, which vest ratably over 10 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s stock and other factors. The Company uses the vesting term and contractual life to determine the expected life. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to estimate the value of options granted for the years ended December 31:

	2017	2016
Expected term	10.0 years	10.0 years
Expected stock price volatility	43.41%	43.70%
Risk-free interest rate	2.51%	1.75%
Expected dividends	Zero	Zero
Weighted average grant date fair value	$0.74	$0.69

Subsequent to year end, the Company granted 142,730 nonqualified stock options to an employee with a grant date fair value of $0.79, which vests ratably over 10 years. The Company also granted 437,500 qualified options to employees with a weighted average grant date fair value of $0.79, which vest ratably over 10 years.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Stock-Based Compensation (continued)

A summary of stock option activity under the Company’s Plan during the period ended December 31, 2017:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at January 1, 2017	2,815,745	$1.21	6.79
Granted	580,625	1.30	—
Exercised	(18,400)	1.33	—
Forfeited or expired	(33,300)	1.27	—

Outstanding at December 31, 2017	3,344,670	$1.22	6.36

Exercisable at December 31, 2017	1,081,154	$1.20	4.87

There were no tax benefits realized related to options exercised and the related intrinsic value is not significant. There were no stock options exercised during 2016.

As of December 31, 2017, there was $1,333,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. Total unrecognized compensation costs will be adjusted for unvested forfeitures. The Company expects to recognize that cost over a weighted-average period of approximately six years.

Restricted Stock Awards

The fair value of restricted stock awards is equal to the fair value of the Company’s stock at the date of grant. Compensation expense is recognized over the vesting period that the awards are based. Restricted stock awards are participating securities.

During 2017 one employee received 10,000 shares, of which 3,000 vested immediately and the remaining will vest ratably over the next seven years. Total compensation recognized on restricted stock awards during 2017 was $4,000. Total unrecognized compensation costs total $8,000 as of December 31, 2017. Fair value of shares vested during 2017 was $4,000.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Stock-Based Compensation (continued)

A summary of the Company’s nonvested shares at December 31, 2017, and changes during the year is presented below:

Nonvested Shares	Shares	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2016	—	$—
Granted	10,000	1.25
Forfeited	—	—
Vested	(3,000)	1.25

Nonvested at December 31, 2017	7,000	$1.25

Director’s Stock Bonus

The Company has adopted a Director’s Stock Bonus Plan (Bonus Plan). Under the Bonus Plan, the Company may grant up to 250,000 shares. Stock is granted to directors who have attended at least 75% of the scheduled board meetings during the prior year. Grants cliff vest over two years from date awarded, contingent on the director still being a director of the Company. During this vesting period, the grants are considered participating securities. Grants immediately vest when a director has attained the retirement age of 72 and retires from the Board.

The Bonus Plan grants shares with total market value of $5,000 per director, per year, with the exception of the board chairman receiving $7,500 per year, and committee chairmen receiving $6,250 per year. Directors unable to receive stock will receive cash in lieu upon completion of the vesting period. Cash awards are recognized over the vesting period and recorded in other liabilities until paid. The amended Bonus Plan expires May 31, 2018.

During 2017, there were 24,041 shares granted to five directors at $1.30 per share. During 2016, there were 34,000 shares granted to seven directors at $1.25 per share. One director resigned from the board during 2016, resulting in the forfeiture of 10,000 unvested shares, and the reversal of $5,000 in expense. Compensation expense recorded related to the Plan totaled $31,000 and $36,000 for the years ended December 31, 2017 and 2016, respectively.

Shares available for grant under the Director Stock Bonus Plan at December 31, 2017 total 66,145.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Employee Benefit Plans

401(k) plan - The Company has a combined 401(k) and profit-sharing plan covering substantially all employees. Contributions to the 401(k) plan may consist of matching contributions for employees, who have completed one year or more of service. Matching contributions are usually equal to a percentage of employee 401(k) contributions, which the Company determines each year. Company matching contributions will be approved by the board of directors annually on a discretionary basis. In 2017 and 2016, the Company provided matching contributions totaling $398,000 and $357,000, respectively.

Deferred compensation plan - The Company established a deferred compensation plan in 2003 for certain management personnel. Two former employees were covered by this plan and the plan is now distributing benefits to these retired individuals. The Plan was designed to help supplement retirement benefits for participants. The benefits may be funded by bank-owned life insurance policies. The life insurance policies had a cash surrender value of $6,500,000 and $6,315,000 at December 31, 2017 and 2016, respectively. Liabilities to employees, which are being accrued over the life of the participant’s Plan, were $1,175,000 and $1,266,000 at December 31, 2017 and 2016, respectively. Compensation expense related to this Plan was $85,000 and $91,000 for the years ended December 31, 2017 and 2016, respectively. Payments of accrued benefits totaling $175,000 were made during 2017 and 2016.

Note 16 - Regulatory Matters

Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). According to regulatory guidelines, only the amount of deferred tax assets that can be realized within the next 12 months based on projected taxable income is allowed in the computation. There were no disallowed deferred tax assets at December 31, 2017 and 2016.

Under the capital adequacy guidelines on the regulatory framework for prompt corrective action (as set forth in the table on the next page), the Bank met the criteria to be considered well capitalized as of December 31, 2017 and 2016. Such determination has been made based on the Bank’s Tier 1, common equity Tier 1 total capital, and leverage ratios. There have been no conditions or events since December 31, 2017, that management believes would change the Bank’s category.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Regulatory Matters (continued)

The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2017 is 1.25% and for 2016 is 0.625%. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes the Bank exceeds all capital adequacy requirements to which they are subject, including the Basel III rules, as of December 31, 2017.

The Bank’s actual and required capital amounts and ratios are as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Well Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2017
Common Equity Tier I risk-based capital ratio (to risk-weighted assets)	$77,756	11.67%	$29,984	4.50%	$43,311	6.50%
Leverage Capital (to average assets)	77,756	9.94%	31,280	4.00%	35,366	5.00%
Tier I Capital (to risk-weighted assets)	77,756	11.67%	39,979	6.00%	53,306	8.00%
Total Capital (to risk-weighted assets)	85,983	12.90%	53,306	8.00%	66,632	10.00%
December 31, 2016
Common Equity Tier I risk-based capital ratio (to risk-weighted assets)	$71,525	11.60%	$27,748	4.50%	$40,081	6.50%
Leverage Capital (to average assets)	71,525	10.11%	28,293	4.00%	35,366	5.00%
Tier I Capital (to risk-weighted assets)	71,525	11.60%	36,998	6.00%	49,330	8.00%
Total Capital (to risk-weighted assets)	79,233	12.85%	49,330	8.00%	61,663	10.00%

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Shareholders’ Equity

During 2017, the Articles of Incorporation were amended to increase the total authorized preferred stock from 500,000 shares to 25,000,000 shares. There was zero issued and outstanding preferred stock at December 31, 2017 and 2016.

During 2017, the Articles of Incorporation were amended to increase total authorized common shares to 300,000,000 shares, an increase of 200,000,000 from the 100,000,000 common shares previously authorized. At December 31, 2017 and 2016, there were 46,242,499 and 46,191,934 common shares issued and outstanding.

During 2017, the Articles of Incorporation were amended to provide that 1,000,000 shares of common stock, out of the 300,000,000 shares authorized, be designated as Class B nonvoting common stock. At December 31, 2017 and 2016, there were 500,000 shares of Class B nonvoting common stock issued and outstanding.

Class B nonvoting common stock is identical to and has the same rights as common stock, except that it does not have the right to vote on any matter requiring the approval of shareholders, unless specifically required by law.

During 2017, the Articles of Incorporation were amended to provide that up to 100,000,000 shares of common stock, out of the 300,000,000 shares authorized, may be designated as Class C nonvoting common stock. At December 31, 2017 and 2016, there were 1,307,218 shares of Class C nonvoting common stock issued and outstanding.

Class C nonvoting common stock is identical to common stock except with respect to voting rights, restrictions on transfer and conversion rights.

Voting rights - Class C nonvoting common stock has no voting rights, except as may be required by law.

Restrictions on transfer- The shares of Class C nonvoting common stock may not be transferred by the original purchaser of the shares except: (1) to the Company; (2) in a widely distributed public offering that is registered under the Securities Act; (3) to a person that is acquiring a majority of the Company’s voting securities (not including voting securities such person is acquiring from the transferor); or (4) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company (including pursuant to a related series of transactions), provided that the transferee or transferees are not affiliated with the original purchaser of the Class C nonvoting common stock.

Conversion rights - Class C nonvoting common stock is not convertible into common stock or any other class or series of the Company’s equity by the original purchaser of the shares. Following a permissible transfer of the Class C nonvoting common stock, as described above, with the approval of our board of directors, the Class C nonvoting common stock may be converted into common stock by the transferee or transferees on terms and conditions approved by our board of directors.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements

Fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company’s principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company’s assets and liabilities using valuation models or third-party pricing services, both of which rely on market-based parameters when available, such as interest rate yield curves, option volatilities and credit spreads, or unobservable inputs. Unobservable inputs may be based on management’s judgment, assumptions, and estimates related to credit quality, liquidity, interest rates, and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company’s own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty’s credit quality.

Any changes to valuation methodologies are reviewed by management to ensure that they are relevant and justified. Valuation methodologies are refined as more market-based data becomes available.

There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Either (i) quoted prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data.

Level 3 - Unobservable inputs.

The hierarchy gives the highest ranking to Level 1 inputs and the lowest ranking to Level 3 inputs. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the overall fair value measurement.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements (continued)

The following tables present estimated fair values of the Company’s financial instruments as of December 31, whether or not recognized or recorded in the consolidated balance sheets:

	2017		Fair Value Measurements Using
	Carrying	Estimated
	Value	Fair Value	Level 1	Level 2	Level 3
	(dollars in thousands)
Financial assets
Cash and due from banks	$13,787	$13,787	$13,787	$—	$—
Interest-bearing deposits	75,964	75,891	75,891	—	—
Investment securities	38,336	38,302	33,396	4,906	—
Other investments	3,680	3,680	—	3,680	—
Loans receivable (net)	648,771	636,334	—	—	636,334
Accrued interest receivable	2,274	—	—	2,274	—
Financial liabilities
Deposits	$703,295	$702,525	$—	$702,525	$—
FHLB advances	20,000	20,000	—	20,000	—
Subordinated debt	9,950	9,601	—	9,601	—
Junior subordinated debentures	3,579	2,978	—	2,978	—
Capital lease	137	134	—	134	—
Accrued interest payable	228	—	—	228	—

	2016		Fair Value Measurements Using
	Carrying	Estimated
	Value	Fair Value	Level 1	Level 2	Level 3
	(dollars in thousands)
Financial assets
Cash and due from banks	$11,084	$11,084	$11,084	$—	$—
Interest-bearing deposits	75,891	75,891	75,891	—	—
Investment securities	34,994	34,922	28,248	6,674	—
Other investments	3,099	3,099	—	3,099	—
Loans receivable (net)	588,584	587,778	—	—	587,778
Accrued interest receivable	1,728	1,728	—	1,423	—
Financial liabilities
Deposits	$648,662	$648,345	$—	$648,345	$—
FHLB advances	15,000	15,000	—	15,000	—
Subordinated debt	9,936	9,600	—	9,600	—
Junior subordinated debentures	3,577	2,252	—	2,252	—
Capital lease	177	174	—	174	—
Accrued interest payable	224	224	—	224	—

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements (continued)

The following is a description of both the general and specific valuation methodologies used for certain instruments measured at fair value:

Financial instruments with carrying value equal to fair market value - The fair value of financial instruments that are short-term or reprice frequently and that have little or no risk are considered to have a fair value equal to carrying value. These instruments include cash and due from banks, interest- bearing deposits with banks, other investments, accrued interest receivable, and accrued interest payable. Other investments, consisting of stock held in other financial institutions for correspondent relationships, are not publicly traded; however, it may be redeemed on a dollar-for-dollar basis, for any amount the Company is not required to hold, subject to the other financial institution’s discretion. The fair value therefore approximates carrying value.

Investment securities - The fair value of securities is based on quoted market prices, pricing models, quoted prices of similar securities, independent pricing sources, and discounted cash flows.

Loans receivable (net) - The fair value of variable rate loans that reprice frequently and have no significant change in credit risk is based on the carrying value. Fair value of fixed rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits - The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated contractual maturities on such time deposits.

FHLB advances, subordinated debt, junior subordinated debentures, and capital lease - The fair value of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments - Commitments to extend credit represent all off-balance sheet financial instruments. The fair value of these commitments is not significant.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements (continued)

Items measured at fair value on a recurring basis – The following fair value hierarchy table presents information about the Company’s assets that are measured at fair value on a recurring basis at the dates indicated:

	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in thousands)
December 31, 2017
Available-for-sale
U.S. Treasury securities	$33,396	$—	$—	$33,396
U.S. Government agencies	—	2,970	—	2,970
U.S. Agency collateralized mortgage obligations	—	260	—	260
U.S. Agency residential mortgage-backed securities	—	81	—	81
Municipals	—	220	—	220

	$33,396	$3,531	$—	$36,927

December 31, 2016
Available-for-sale
U.S. Treasury securities	$28,248	$—	$—	$28,248
U.S. Government agencies	—	3,961	—	3,961
U.S. Agency collateralized mortgage obligations	—	289	—	289
U.S. Agency residential mortgage-backed securities	—	121	—	121
Municipals	—	487	—	487

	$28,248	$4,858	$—	$33,106

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements (continued)

Assets measured at fair value using significant unobservable inputs (Level 3)

The following table provides a description of the valuation technique, unobservable inputs, and qualitative information about the unobservable inputs for the Company’s assets and liabilities classified as Level 3 and measured at fair value on a nonrecurring basis at the dates indicated:

			December 31,
	Valuation Technique	Unobservable Inputs	2017 Weighted Average Rate	2016 Weighted Average Rate
Impaired loans	Collateral valuations	Discount to appraised value	48%	n/a
Other real estate owned and repossessed assets	Appraisals	Discount to appraised value	n/a	15%

Items measured at fair value on a nonrecurring basis – The following table presents financial assets and liabilities measured at fair value on a nonrecurring basis and the level within the fair value hierarchy of the fair value measurements for those assets at the dates indicated:

				Total
	Level 1	Level 2	Level 3	Fair Value
	(dollars in thousands)
December 31, 2017
Impaired loans	$—	$—	$508	$508

Total	$—	$—	$508	$508

December 31, 2016
Other real estated owned and repossessed assets	$—	$—	$1,297	$1,297

Total	$—	$—	$1,297	$1,297

The amounts disclosed above represent the fair values at the time the nonrecurring fair value measurements were made, and not necessarily the fair value as of the dates reported on.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Fair Value Measurements (continued)

Impaired loans – A loan is considered impaired when it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral or the discounted cash expected future cash flows. Subsequent changes in the value of impaired loans are included within the provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the provision that would otherwise be reported. Impaired loans are evaluated quarterly to determine if valuation adjustments should be recorded. The need for valuation adjustments arises when observable market prices or current appraised values of collateral indicate a shortfall in collateral value compared to current carrying values of the related loan. If the Company determines that the value of the impaired loan is less than the carrying value of the loan, the Company either establishes an impairment reserve as a specific component of the allowance for loan losses or charges off the impairment amount. These valuation adjustments are considered nonrecurring fair value adjustments.

Other real estate owned and repossessed assets – The Company records other real estate owned (OREO) and repossessed assets at fair value on a nonrecurring basis. Fair value adjustments on OREO are based on updated real estate appraisals which are based on current market conditions. Fair values on repossessed assets are based on updated independent valuations provided by asset brokers and are based on current market conditions. All OREO and repossessed assets are recorded at the estimated fair value, less expected selling costs. From time to time, nonrecurring fair value adjustments to OREO and repossessed assets are recorded to reflect write-downs based on an observable market price or current appraised value of the property. The Company considers any valuation inputs related OREO and repossessed assets to be Level 3 inputs. The individual carrying amounts of these assets are reviewed at least annually for impairment and any additional impairment charges are expensed to non-interest expense.

Note 19 - Earnings Per Common Share

The following is a computation of basic and diluted earnings per common share at December 31:

	2017	2016
	(dollars in thousands, except share data)
Net Income	$5,436	$5,003

Basic weighted average number common shares outstanding	46,157,436	46,131,022
Dilutive effect of share-based compensation	15,382	5,061

Diluted weighted average number common shares oustanding	46,172,818	46,136,083

Basic earnings per share	$0.12	$0.11

Diluted earnings per share	$0.12	$0.11

At December 31, 2017 and 2016 the difference in earnings per share under the two-class method was not significant. Options to purchase additional 3,244,670 and 2,715,745 shares, as of December 31, 2017 and 2016, respectively, of common stock were not included in the computation of diluted earnings per common share because their effect resulted in them being anti-dilutive.

Shares

Common Stock

Prospectus

                , 2018

Joint Book-Running Managers

Keefe, Bruyette & Woods A Stifel Company	Hovde Group, LLC

Through and including                , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*

TOTAL	$	*

*	To be furnished by amendment

Item 14.	Indemnification of Directors and Officers.

With the exception of internal claims (those brought against the Company or any person related to or associated with the Company), the Company is obligated under the Second Amended and Restated Articles of Incorporation to indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, and whether by or in the right of the Company or its shareholders or by any other party, by reason of the fact that the person is, as such terms are defined in the Second Amended and Restated Articles of Incorporation, a Director, Officer-Director, or Subsidiary Outside Director against judgements, penalties or penalty taxes, fines, settlements (even if paid or payable to the Company or its shareholders or to, as such term is defined in the Second Amended and Restated Articles of Incorporation, a Subsidiary Corporation) and reasonable expenses, including attorneys’ fees, actually incurred in connection with such action, suit or proceeding unless the liability and expenses were on account of conduct adjudged by a court having jurisdiction, from which there is no further right to appeal, based upon clear and convincing evidence, or Finally Adjudged, to be an act or omission that involve intentional misconduct or a knowing violation of law, conduct violating Section 23B.08.310 of the Washington Business Corporation Act, as amended, or participation in any transaction from which the person will personally receive a benefit in money, property or services to which the person is not legally entitled, or Egregious Conduct). Such expenses reasonably incurred will be paid or reimbursed by the Company, upon request of such person, in advance of the final disposition of such action, suit or proceeding upon receipt by the Company of a written, unsecured promise by the person to repay such amount if, upon final adjudication, such person is not entitled to indemnification.

Our Second Amended and Restated Articles of Incorporation further provide that the Company will provide indemnification and advancement of expenses in connection with either an administrative proceeding or civil action instituted by a federal banking agency to the extent permitted, and in the manner prescribed by, any state or federal laws or regulations applicable to the Company, or any formal policies adopted by a regulatory agency having jurisdiction over the Company.

To the extent that indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors and officers, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Section 23B.08.320 of the Washington Business Corporation Act, as amended, provides that articles of incorporation may contain provisions not inconsistent with law that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that such provisions shall not eliminate or limit the liability of a director for acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director, for conduct violating Section 23B.08.310 of the Washington Business Corporation Act, as amended, or for any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Second Amended and Restated Articles of Incorporation provide that no Director, Officer-Director, former Director or former Officer-Director will be personally liable to the Company or its shareholders for monetary damages for conduct as a Director or Officer-Director occurring after the effective date of Article 10 of the Articles of Incorporation, unless the conduct is Finally Adjudged to be Egregious Conduct.

The Company maintains directors’ and officers’ liability insurance which covers certain liabilities and expenses of its directors and officers and covers it for reimbursement of payments to our directors and officers in respect of such liabilities and expenses, in each case subject to certain limits and exceptions.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act, other than in connection with the transactions described herein that were exempt from registration.

Between January 1, 2015 and the filing of this registration statement, the Company granted options to purchase an aggregate of 406,879 shares of its common stock at exercise prices ranging from $6.25 to $7.20 per share under the 2006 Stock and Equity Compensation Option Plan.

On February 24, 2016, the Company granted 1,600 shares of restricted stock to an employee.

Between January 1, 2015 and the filing of this registration statement, the Company issued 27,408 shares of restricted stock under the Directors’ Stock Bonus Plan.

The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act or Rule 701 under the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation.

On July 29, 2016, the Company issued a 5.65% Fixed-to-Floating Subordinated Note due 2026 in the aggregate principal amount of $10.0 million. The issuances of such security was made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits filed as a part of this Registration Statement are as follows:

(a) List of Exhibits

Exhibit	Description

1.1	Form of Underwriting Agreement*

3.1	Second Amended and Restated Articles of Incorporation of Coastal Financial Corporation*

3.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation of Coastal Financial Corporation*

3.3	Amended and Restated Bylaws of Coastal Financial Corporation*

4.1	Form of common stock certificate of Coastal Financial Corporation*

Exhibit	Description

Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Opinion of Kilpatrick Townsend & Stockton LLP*

10.1	2006 Stock Option and Equity Compensation Plan, as amended+*

10.2	Directors’ Stock Bonus Plan+*

10.3	2018 Omnibus Incentive Plan+*

10.4	Form of Coastal Financial Corporation Annual Incentive Plan+*

10.5	Form of Amended and Restated Employment Agreement by and among Coastal Financial Corporation, Coastal Community Bank, and Eric M. Sprink+*

10.6	Form of Amended and Restated Change in Control Severance Agreement by and among Coastal Financial Corporation, Coastal Community Bank, and Joel Edwards+*

10.7	Commercial Real Estate Lease between JMHLS, LLC and Coastal Community Bank dated June 4, 2008*

10.8	First Amendment of Commercial Real Estate Lease between JMHLS, LLC and Coastal Community Bank dated March 26, 2018*

10.9	Lease dated October 21, 1996, between certain persons and Coastal Community Bank*

10.10	Lease Amendment 1.0 dated as of August 15, 2006, between certain persons and Coastal Community Bank*

10.11	Lease Amendment 2.0 dated as of March 31, 2008, between certain persons and Coastal Community Bank*

10.12	Lease Amendment 3.0 dated as of June 29, 2009, between certain persons and Coastal Community Bank*

10.13	Investment Agreement dated as of March 30, 2011, between Coastal Financial Corporation and Steven D. Hovde*

10.14	Investment Agreement dated as of March 30, 2011, between Coastal Financial Corporation and Montlake Capital II, L.P. and Montlake Capital II-B, L.P.*

10.15	Investment Agreement dated as of March 20, 2012, between Coastal Financial Corporation and Montlake Capital II, L.P. and Montlake Capital II-B, L.P.*

10.16	Investment Agreement dated as of March 30, 2011, between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP*

10.17	Investment Agreement dated as of March 20, 2012, between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP*

10.18	Investment Agreement dated as of April 6, 2012, between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP*

10.19	Investment Agreement dated as of April 13, 2012, between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP*

10.20	First Amendment to Investment Agreement dated as of April , 2018, between Coastal Financial Corporation and Steven D. Hovde*

10.21	First Amendment to Investment Agreement dated as of April , 2018, between Coastal Financial Corporation and Montlake Capital II, L.P. and Montlake Capital II-B, L.P.*

Exhibit	Description

10.22	First Amendment to Investment Agreement dated as of April , 2018, between Coastal Financial Corporation and CJA Private Equity Financial Restructuring Master Fund I LP*

21.1	Subsidiaries of Coastal Financial Corporation*

23.1	Consent of Kilpatrick Townsend & Stockton LLP (contained in Exhibit 5.1)*

23.2	Consent of Moss Adams LLP*

24.1	Power of Attorney (included on signature page)*

*	To be filed by amendment
+	Management contract or compensation plan or arrangement.

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Everett, Washington on the         day of                , 2018.

COASTAL FINANCIAL CORPORATION

By:
Eric M. Sprink
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Coastal Financial Corporation (the “Company”) hereby severally constitute and appoint Eric M. Sprink and Joel G. Edwards with full power of substitution, our true and lawful attorneys-in-fact and agents, to do any and all things in our names in the capacities indicated below which said Eric M. Sprink and Joel Edwards may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 of the Company, including specifically but not limited to, power and authority to sign for us in our names in the capacities indicated below, the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Eric M. Sprink and Joel Edwards shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Eric M. Sprink	President, Chief Executive Officer and Director (principal executive officer)	, 2018

Joel G. Edwards	Executive Vice President, Chief Financial Officer and Director (principal financial and accounting officer)	, 2018

Andrew P. Skotdal	Director (Chairman)	, 2018

Christopher D. Adams	Director (Vice Chairman)	, 2018

Andrew R. Dale	Director	, 2018

John M. Haugen, Jr.	Director	, 2018

Steven D. Hovde	Director	, 2018

Thomas D. Lane	Director	, 2018

Jack T. Thompson	Director	, 2018

Gregory A. Tisdel	Director	, 2018